Registration Nos. 333-60206
                                                                       811-04965
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-6

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933       [ X ]

         Pre-Effective Amendment No.   ___                    [   ]
         Post-Effective Amendment No.   3                     [ X ]

                                                              and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY
         ACT OF 1940                                          [ X ]

         Amendment No.  1                                     [ X ]

                                                (Check appropriate box or boxes)


                         ALLIANZ LIFE VARIABLE ACCOUNT A
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                           (Exact Name of Registrant)


                 ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
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                               (Name of Depositor)


                 5701 Golden Hills Drive, Minneapolis, MN 55416
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         (Address of Depositor's Principal Executive Offices) (Zip Code)


Depositor's Telephone Number, including Area Code    (763) 765-6500
                                                     --------------

                             Stewart D. Gregg, Esq.
                 Allianz Life Insurance Company of North America
                             5701 Golden Hills Drive
                              Minneapolis, MN 55416
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                     (Name and Address of Agent for Service)


Approximate Date of Proposed Public Offering  N/A

It is proposed that this filing will become effective (check appropriate box)

         [ ] immediately upon filing pursuant to paragraph (b) of Rule 485
         [ ] on (date) pursuant to paragraph (b) of Rule 485
         [X] 60 days after filing pursuant to paragraph (a)(1) of Rule 485
         [ ] on (date) pursuant to paragraph (a)(1) of Rule 485

If appropriate check the following box:

         [ ] This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

                               PART A: PROSPECTUS

                          USALLIANZ VARIABLE LIFEFUND SM
                 FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
                                    issued by
                         ALLIANZ LIFE VARIABLE ACCOUNT A
                                       and
                 ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA

All references in this prospectus to "Allianz Life," "we," "us" and "our" refer to Allianz Life Insurance Company of North America. All references to "you" and "your" refer to the policy owner.

For your convenience we have provided a glossary (see Section 20) that defines key terms that are capitalized in this prospectus.

The policy described in this prospectus is a flexible premium variable life insurance policy. The policy is a contract between you and Allianz Life. We designed the policy for use in estate and retirement planning and for other individual insurance needs. While the policy is in force it provides for the payment of a death benefit to your selected beneficiary upon the death of the insured. The insured is the person whose life you choose to insure under the policy. You can be the insured but it is not required. Generally, your beneficiary will not pay income taxes on any death benefit proceeds they receive. However, estate taxes may apply.

The policy also provides a package of optional living benefits called LifeFund Benefits that include benefits in the event of critical illness, chronic illness, disability, death of spouse, death of child, or unemployment. You also have the option of surrendering your policy and receiving a stream of income by annuitizing the policy.

The policy requires the payment of periodic premiums. You may allocate your premiums to the investment choices available under this policy. The investment choices include a fixed account (which is part of our general account) as well as variable investment options (which are part of the Separate Account). When you allocate funds to the variable investment options, you are subject to investment risk. This means that your policy may increase or decrease in value depending upon the investment performance of the variable investment option(s) you select.

The policy is not designed for professional market timing organizations, or other entities or persons using programmed, large, or frequent transfers. The policy is designed as a long-term life insurance and investment product. It is not a short-term, liquid investment.

Please read this prospectus carefully before investing and keep it on file for future reference. It contains important information about the policy. You should rely only on the information contained in this prospectus and other information to which we refer you. We have not authorized anyone to provide you with different information.

This prospectus is not an offering of the securities in any state, country, or jurisdiction in which we are not authorized to sell the policy.

If you already own a life insurance policy, it may not be advantageous for you to buy additional insurance or to replace your policy with the policy offered in this prospectus.

The Securities and Exchange Commission (SEC) has not approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

An investment in this policy is not a deposit of a bank or financial institution and is not federally insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. An investment in this policy involves investment risk including the possible loss of principal.

Variable life insurance policies are complex insurance and investment vehicles. Before you invest, be sure to ask your registered representative about the policy's features, benefits, risks and fees, and whether the policy is appropriate for you based upon your financial situation and objectives.

Prospectus dated: _____, 2003

Table of Contents

1.  RISK/BENEFIT SUMMARY
       Long-term Policy Features/Short-term Investment Risk
       Right to Examine
       Investment Choice Risk
       Loan Privileges and Risks
       Surrender Rights and Risks
       LifeFund Benefits
       Death Benefits
       Increased Annuity Payment Rider
       Policy Lapse Risk and the No Lapse Guarantee (NLG) Benefit
       Tax Benefits and Risks
2.  FEE TABLES
       Transaction Fees
       Periodic Charges Other Than Variable Investment Option Operating Expenses Annual Operating Expenses of the Variable Investment Options
3.  THE POLICY
4.  RIGHTS UNDER THE POLICY
       Ownership
       Assignment
       Reports to Owners
       The Insured
       Beneficiaries
       Our Right to Amend the Policy
       Our Right to Contest and the Suicide Period
5.  PURCHASING THE POLICY
       Previous Coverage Under Our Term Life Insurance Policies
       Exchanging an Existing Policy for This Policy
       When Coverage Begins
       Temporary Insurance
6.  PREMIUMS
       Target Premiums
       Stipulated Premiums
       Unscheduled Premiums
       Allocation of Premiums
       Premium Payment Plans
       Our Right to Reject or Return Premiums
7.  INVESTMENT CHOICES
       The Fixed Account
       The Separate Account
       The Variable Investment Options
       Our Right to Substitute and/or Limit Investments in the Variable
           Investment Options
       Valuing Your Investment in the Variable Investment Options
       Voting Rights
8.  TRANSFERS
       Our Right to Reject, Restrict or Modify Transfers
       The Dollar Cost Averaging (DCA) Program
       The Flexible Rebalancing Program
9.  LOANS AND SURRENDERS
       Loans
       Partial Surrenders
       Full Surrenders
10. LIFEFUND BENEFITS
       Accelerated Benefits
       Unemployment Benefit
       Preferred Settlement Value (PSV)
11.  DEATH BENEFITS
       Changing the Death Benefit Option
       Changing the Specified Amount
12.  ANNUITY OPTIONS
13.  INCREASED ANNUITY PAYMENT RIDER
14.  CHARGES
       Premium Charge
       Surrender Charge
       Partial Surrender Charge
       Transfer Fee
       Insurance Risk Charge
       Administrative Charge
       No Lapse Guarantee (NLG) Benefit Charge
       Mortality and Expense Risk Charge
       LifeFund Benefits Charge
       Increased Annuity Payment Rider Charge
       Operating Expenses of the Variable Investment Options
       Income Tax Charge
       Our Right to Modify Charges
15.  POLICY LAPSE AND REINSTATEMENT
       Grace Period
       No Lapse Guarantee (NLG) Benefit
       Reinstatement
16.  TAXES
       Tax Status of the Policy
       Diversification
       General Tax Treatment of Policy Benefits
       Modified Endowment Contracts (MECs)
       Multiple MECs
       Tax Treatment of Annuity Payments
       Policy Continuation Beyond Age 100
       Income Tax Withholding
       Business Uses of a Policy
       Split-dollar Arrangements
       Tax Shelter Regulations
       Alternative Minimum Tax
       Other Taxable Considerations
       Possible Tax Law Changes
17.  DISTRIBUTION OF THE POLICY
18.  LEGAL PROCEEDINGS
19.  FINANCIAL STATEMENTS
20.  GLOSSARY
21.  TABLE OF CONTENTS FOR THE STATEMENT OF ADDITIONAL INFORMATION
22.  PRIVACY NOTICE
23.  APPENDIX A: ANNUAL EXPENSES FOR EACH VARIABLE INVESTMENT OPTION
24.  ADDITIONAL INFORMATION

1.     RISK/BENEFIT SUMMARY


This summary describes the policy's important benefits and risks.

Long-term Policy Features/Short-term Investment Risk

We designed the policy for long-term financial planning. The policy provides life insurance protection as well as optional living benefits through the LifeFund Benefits. You can also choose to surrender and Annuitize the policy for a stream of income. The policy is not a short-term, liquid investment. You should purchase the policy only if you have the financial ability to keep it in force for a substantial period of time. You should not purchase the policy if you will need access to your Net Cash Value in a short period of time.

Right to Examine

You can cancel the policy within 30 days after you receive it or, if later, by the 45th day after you sign your application. If you cancel, we will refund all premiums you paid minus any Policy Loan and any Gross Partial Surrender Amounts.

Investment Choice Risk

You may choose to allocate funds to one or more of the variable investment options. Allocations to the variable investment options are not guaranteed and their performance will vary based on market conditions. You are subject to the risk that the performance of the variable investment options you select will be unfavorable and that your Accumulation Value will decrease. In addition, we deduct policy fees and charges from your Accumulation Value, which can significantly reduce your Net Cash Value. During times of poor performance, these deductions will have an even greater impact on your Net Cash Value. You could lose everything you invest and if the No Lapse Guarantee Benefit is not in effect, your policy could lapse.

If you allocate premiums to the fixed account we will credit the unloaned portion of your Accumulation Value in the fixed account with a declared rate of interest. You assume the risk that the interest rate for the fixed account may decrease or may never exceed a guaranteed minimum annual effective rate of 3%.

The variable investment options invest in different types of securities and follow various investment strategies. There are potential risks associated with each of these types of securities and investment strategies. The variable investment option prospectuses contain a comprehensive discussion of the risks and operations of the variable investment options. There is no assurance that any of the variable investment options will achieve its stated investment objective. You should read the variable investment option prospectuses carefully before investing. We will send you copies of the variable investment option prospectuses to you with your policy. To obtain a current prospectus for any of the variable investment options, call your registered representative or us at the telephone number listed on the back cover of this prospectus.

Loan Privileges and Risks

If you have sufficient Cash Value you may request in writing to borrow money from us using the policy as security. We will process your loan request on the Valuation Date we determine your paperwork is in good order. You may elect to take loans while the policy is in force and the insured is alive. The maximum you may borrow at any time is 90% of the Net Cash Value. In some states the maximum is increased to 100% of the Net Cash Value. We reserve the right to increase the maximum amount you can borrow.

You pay interest on the loan in advance at an effective rate of 4% (equivalent to an annual rate of 3.8462%). You pay interest in advance for the rest of the Policy Year at the time you take a loan and at the beginning of each successive Policy Year for that entire Policy Year. We will refund any interest we have not earned to you upon repayment of the loan or policy termination. The interest you pay on a loan under the policy is generally not tax deductible.

A policy loan, whether or not repaid, will affect your Accumulation Value over time. On the Valuation Date that we approve the loan we transfer the amount of the Policy Loan proportionately from the variable investment options and/or the unloaned portion of the fixed account and hold that amount separately in the fixed account as collateral. We will transfer additional collateral to cover the amount of the interest you pay on the loan on each successive Policy Anniversary that you have a loan balance outstanding. On each Monthly Anniversary Date, we credit the loan collateral with an effective annual fixed rate of 3%. The interest we pay on your collateral helps offset the interest we charge on the loan. However, the loan collateral does not participate in the investment results of the variable investment options or the interest rate we apply to the fixed account which could be greater than the minimum guaranteed rate of 3%. The longer the loan is outstanding, the greater the effect is likely to be. Whether the effect of the loan is favorable or unfavorable depends on the investment results of the variable investment options and the difference (if any) in interest rates credited to the collateral and the fixed account.

Loans also increase the risk of a policy lapse because they reduce your Net Cash Value and they affect the premium payment we require to keep the No Lapse Guarantee Benefit in force. Your policy may default and enter a grace period if your Policy Loan exceeds the maximum amount you can borrow. If your policy lapses, you may be taxed on the loan proceeds you received. Loans will reduce the amount of the Maturity Benefit, reduce the amount available to you upon full surrender, and may also reduce the amount of death benefit proceeds we pay to your beneficiary.

Loans taken from or secured by the policy may have tax consequences. If your policy is not treated as a Modified Endowment Contract (MEC), loans will generally be treated as your indebtedness and not as a distribution, and to that extent a loan will not be taxable as ordinary income.

If your policy is treated as a MEC, any loan will be treated first as distributions of any earnings (whch are taxable as ordinary income) and then as tax-free recovery of your investment in the policy once all policy gains have been distributed. Additionally, a 10% IRS penalty will generally be imposed on the amount subject to tax unless you are 59 1/2 years old or are disabled.

You should carefully consider the impact to your policy before taking a loan.

Surrender Rights and Risks

There are two kinds of surrenders available under this policy: full surrenders and partial surrenders. You may elect to take surrenders while the policy is in force before the death of the insured. We will process your surrender request on the Valuation Date we receive your request in good order. If you elect a full surrender we will pay you the Net Cash Value and terminate the policy.

A full surrender made within the first 15 Policy Years, or within 15 years of any increase in the Specified Amount, is subject to a surrender charge. The charges for a full surrender under this policy are significant. If you fully surrender the policy in the first few Policy Years it is likely you will not receive any money from the policy.

If you have sufficient Net Cash Value you may elect to take partial surrenders subject to certain restrictions. We do not currently assess a charge for partial surrenders. However, we reserve the right to assess a partial surrender charge equal to $25 or 2% of the partial surrender amount, whichever is less. Partial surrenders play a role in determining a policy lapse because they reduce the Net Cash Value and they affect the premium payment we require to keep the No Lapse Guarantee Benefit in force. Partial surrenders also:

o may affect the amount of the death benefit proceeds we pay to your beneficiary,

o    may reduce the Specified Amount if you select death benefit option A, and

o    will reduce the amount available for payments under the LifeFund Benefits.

Surrendering your policy may have tax consequences. If your policy is not treated as a MEC, the surrender proceeds will generally be treated first as a return of your net investment in the policy, and to that extent will not be taxable as ordinary income to you. However, any amounts you receive that are in excess of your net investment in the policy will generally be treated as ordinary taxable income. Additionally, if you fully surrender the policy and the amount you receive plus any Policy Loan is greater than your net investment in the policy, the excess will generally be treated as ordinary taxable income.

If your policy is treated as a MEC full and partial surrenders will be treated first as distributions of any earnings (whch are taxable as ordinary income) and then as tax-free recovery of your investment in the policy once all policy gains have been distributed. Additionally, a 10% IRS penalty will generally be imposed on the amount subject to tax unless you are 59 1/2 years old or are disabled.

You should carefully consider the impact to your policy before requesting a surrender.

LifeFund Benefits and Risks

You may choose to include the LifeFund rider (or riders) at the time you purchase your policy for an additional cost, provided your policy is not classified as a MEC and to the extent the benefits are available in your state. Once you select LifeFund Benefits, you cannot cancel them. The LifeFund Benefits package may provide benefits in the event the insured experiences disability, unemployment, death of a spouse or child, chronic illness or critical illness. The disability, death of a spouse or child, chronic illness and critical illness benefits are collectively referred to as "accelerated benefits." Upon receipt of due proof that the insured has experienced the onset of a covered condition, we pay benefits to you under the accelerated benefits in either a lump sum or as a monthly benefit depending on the condition you claim. You may also qualify for a waiver of premium if you have a claim under the accelerated benefits. Under the unemployment benefit, we pay benefits in a lump sum as either a partial surrender or a loan at an initially reduced interest rate. The unemployment benefit may differ in some states. You must provide us with written proof of a claim under these riders.

The Preferred Settlement Value (PSV) is also part of this benefit package. While the policy is in force and the insured is alive, if you elect to Annuitize the policy using a lifetime annuity option we use the PSV to calculate your income payments. If the insured dies while the policy is in force, we may use the PSV to calculate the death benefit proceeds we pay to your beneficiary. The PSV equals either the Net Cash Value or a multiple of your adjusted Net Cash Value depending on how long you have had your policy and the Age of the insured. The PSV does not provide any added value to you during the time periods when it equals the Net Cash Value. Please see "Preferred Settlement Value" in Section 10 for more details on the formula we use to calculate the PSV.

Claims you make under the LifeFund Benefits will reduce the amounts available for payment of the death benefit or any other claims you make under the LifeFund Benefits. For example, if you make a chronic illness claim, the payment we make will reduce the amount available under the policy for death benefits and other claims you may have under the LifeFund Benefits such as the PSV, disability or unemployment. Additionally, if you make claims under the LifeFund Benefits for multiple covered conditions that resulted from the same cause you may only receive a benefit for the first claim.

Policies with the LifeFund Benefits incur both the LifeFund Benefit charge and a higher mortality and expense risk charge (2% versus 0.60% for policies without the LifeFund Benefits). In choosing to include the LifeFund Benefits in your policy, you take the risk that you may pay higher mortality and expense risk charges and LifeFund Benefit charges and thus substantially reduce your Accumulation Value without receiving any benefits. Some of the LifeFund Benefits may not be available in all states and some of these benefits may operate differently in some states. Please consult your rider(s) and your registered representative regarding the availability, operation and coverage under each of these benefits in your state.

The tax treatment and tax consequences of adding LifeFund Benefits to your policy or receiving distributions from the LifeFund Benefits are uncertain. However, we intend to treat the Monthly Deductions for these benefits as distributions that may be taxable. If you elect to include LifeFund Benefits in your policy, the maximum premium you may pay at any time is the premium that will not cause the policy to become a MEC. We will refund any premiums in excess of this maximum to you. You should consult a qualified tax adviser before adding LifeFund Benefits to your policy and before requesting payment of LifeFund Benefits.

Death Benefits and Risks

The policy provides for the payment of a death benefit to your selected beneficiary once we have received satisfactory proof of the death of the insured. We offer two death benefits under this policy:

o Option A provides a "level" death benefit of the total effective Specified Amount; and

o Option B provides a "variable" death benefit of the total effective Specified Amount plus the Accumulation Value.

On your policy application you select the death benefit and Specified Amount, name the insured and designate the beneficiary. The amount of the death benefit proceeds we pay your beneficiary depends on the attained Age of the insured at the time of death, the effective death benefit option, the total effective Specified Amount, the Accumulation Value, and (if applicable) the Preferred Settlement Value. We may limit this amount if we contest the policy on the basis of misrepresentation, if the insured commits suicide, or (where permitted by state law) if you provide incorrect information on the application regarding the Age, sex or smoking status of the insured. (Please see "Our Right to Contest and the Suicide Period" in Section 4 for more details).

You may be able to change the death benefit option and/or the Specified Amount under certain circumstances. These changes may have tax consequences and you should consult a qualified tax adviser before changing either the death benefit option or the Specified Amount.

We pay the death benefit proceeds in equal shares to your primary beneficiaries. If the primary beneficiaries do not survive the insured, the contingent beneficiaries receive the death benefit proceeds. If none of the beneficiaries survive the insured, we will pay the death benefit proceeds to you or your estate. Your beneficiaries generally will not pay income taxes on any death benefit proceeds they receive. However, estate taxes may apply to death benefit proceeds. Proceeds payable to a beneficiary will be free from the claims of creditors, to the extent allowed by law.

Increased Annuity Payment Rider

If you decide to Annuitize the policy you may be able to purchase this rider for an additional fee before you begin receiving income payments. This rider provides increased income payments if you become disabled two years or more after you Annuitize the policy. This rider does not provide any additional benefit in the first two years after you Annuitize the policy.

The benefit is a percentage of the basic annuity payments we make to you and will continue as long as your disability lasts. The amount of the benefit ranges from 20% to 60% based on your age at the time we begin to make annuity payments to you and the level of your impairment. We define your level of impairment according to the amount of help you need to perform daily activities and we describe it in detail in your rider. To receive benefits under the rider you must complete a request form detailing the level of impairment and send it to our Service Center. If we approve the request, the increase to the amount of your monthly annuity payments will begin with the first annuity payment we make 90 days after you file the request.

The charge for this rider varies based on the your sex (if allowed) and age at the time we begin to make annuity payments to you. This rider may not be available in some states and it may be restricted in some states. Please consult your registered representative regarding the availability and operation of this rider in your state.

Policy Lapse Risk and the No Lapse Guarantee (NLG) Benefit

Your policy may default and enter a 61-day grace period if the NLG Benefit is not in effect and your Net Cash Value is less than the amount of your Monthly Deductions on the Monthly Anniversary Date. We will notify you in writing at the last address you gave us at least 31 days before the end of the grace period. The notice will show how much premium you must pay to keep the policy in force. If you do not make a sufficient premium payment before the grace period ends, your policy will terminate without value, insurance coverage will end, and you will not receive any benefits.

Your policy may also default and enter a grace period if your Policy Loan exceeds the maximum amount you can borrow. If you exceed the maximum we will notify you in writing at the last address you gave us. We will also notify anyone relying on the policy as collateral security as shown in our records. Your policy will lapse if you do not make a premium payment or loan repayment within 61days of the date of our notice to you.

If your policy terminates at the end of a grace period, you may reinstate the policy anytime within five years, subject to certain conditions.

Your policy automatically includes a NLG Benefit. It is generally effective until the later of the tenth Policy Anniversary, or the Policy Anniversary after the insured reaches age 65. The length of coverage under this benefit may be shortened to the first five Policy Years in some states. Generally, your policy will not lapse if the NLG Benefit is in force and you continue you to make your Target Premium payments.

Partial surrenders, loans, and changes you make to the Specified Amount will affect the amount of the premiums we require to keep the NLG Benefit in force. If you have not paid sufficient premiums to maintain the NLG Benefit on your Monthly Anniversary Date we will send you notice at the last address you gave us of the premium payment we require to keep the benefit in force. The NLG Benefit will terminate if we do not receive this required premium within 61 days of the date of our notice. You cannot reinstate the NLG Benefit once it terminates. You will lessen the risk of policy lapse if you keep the NLG Benefit in effect. Before you take a partial surrender, loan, or make increases or decreases in the Specified Amount you should carefully consider the impact it will have on the NLG Benefit.

Tax Benefits and Risks

The following description is based on our understanding of current federal income tax law applicable to life insurance in general. You should consult a qualified tax adviser for assistance in all policy-related tax matters including distributions and policy exchanges.

Life insurance is a means of providing for death protection and setting aside funds for future needs. Congress recognized the importance of such planning and provided special rules for life insurance in the Internal Revenue Code, as amended (the Code). To qualify as a life insurance contract for federal income tax purposes and to receive the tax treatment normally accorded life insurance contracts under federal tax law, a policy must satisfy certain requirements in the Code. Guidance as to how to apply these requirements is limited.

Additionally, there is no guidance directly addressing the manner in which we should apply requirements of the Code to certain innovative policy features (such as the LifeFund Benefits). Adding the LifeFund Benefits to your policy could affect the qualification of your policy as a life insurance contract for federal income tax purposes. Furthermore, there are several possible ways LifeFund Benefits could be viewed from a tax perspective. We will report all distributions of LifeFund Benefits to the Internal Revenue Service. We intend to treat the portion of LifeFund Benefit distributions that consist of your Accumulation Value like surrenders. The tax treatment of these distributions will depend on whether or not your policy is classified as a MEC. The tax treatment of the portion of LifeFund Benefit distributions that represent an acceleration of the policy's death benefit (such as the chronic illness benefit) is uncertain and you should consult your tax adviser for guidance specific to your situation. It is possible that the Internal Revenue Service could determine that another tax treatment for the LifeFund Benefits is appropriate.

We intend to treat deductions from your Accumulation Value to pay charges for LifeFund Benefits as distributions. The tax treatment of these distributions will depend on whether your policy is classified as a MEC. Reductions in a policy's death benefit due to the payment of LifeFund Benefits could cause the policy to fail to qualify as a life insurance contract for federal income tax purposes. You should consult a qualified tax adviser before electing to include the LifeFund Benefits in your policy.

We reserve the right to make changes in the policy or to make a distribution from the policy to you to the extent we determine this is necessary to continue to qualify the policy as life insurance. These distributions may have current income tax consequences to you. We will notify you if we make changes to the policy. If the changes are sufficiently material we may issue an endorsement to your policy.

If your policy qualifies as a "life insurance contract" the death benefit proceeds should generally be excluded from the gross income of your beneficiary under Section 101(a) of the Code. However, estate taxes may apply. Also, you are generally not considered to be in constructive receipt of the Net Cash Value under a policy, including any earnings on the Net Cash Value, until there is a distribution of such amounts. Federal, state and local estate taxes, inheritance taxes, and other tax consequences of ownership, or receipt of policy proceeds, depends on the circumstances of each owner or beneficiary.

If your policy is not treated as a MEC, distributions will be treated as coming first from your net investment in the policy and then from any earnings. Only the portion of the distribution treated as earnings is taxable as ordinary income. If, to comply with Section 7702 of the Code, a distribution is the result of a reduction in benefits under the policy (e.g., payment of a chronic illness claim under the LifeFund Benefits reduces the Specified Amount) within the first 15 Policy Years, the distribution may be taxed as ordinary income to the extent of any earnings in the policy under the rules set forth in Section 7702. Loans are generally not treated as taxable distributions if your policy is not a MEC.

If your policy is treated as a MEC under Section 7702A of the Code, proceeds from distributions will be treated as coming first from earnings and then from your net investment in the policy. Consequently, the earnings portions of these distribution proceeds will be taxable as ordinary income. Loans are treated as distributions if your policy is a MEC. A 10% tax penalty may also apply to distribution proceeds you receive before you reach age 59 1/2 if your policy is a MEC. Additionally, any distributions you make from a policy within two years before it becomes a MEC will also be taxed in this manner retroactively. A policy can become a MEC through premium payments, partial surrenders, changes in the Specified Amount, reductions in policy benefits, changes in the death benefit option, or a claim you make under the accelerated benefits portion of the LifeFund Benefits. We may return your premium or change the amount of your partial surrender if they would cause your policy to become a MEC. If we allow you to exchange an existing MEC for this policy, this policy will be treated as a MEC. If you originally purchased the policy you want to exchange before June 21, 1988 and you paid no additional premiums, your new policy generally will not be treated as a MEC.

The Code is also unclear regarding the circumstances under which you may be considered the owner of the variable investment options instead of us. It is unknown to what extent you may select variable investment options (including the number and type of variable investment options) or make transfers among the variable investment options without being considered the owner of the variable investment option shares. If you are considered the owner of the variable investment option shares, the policy will loose its favorable tax treatment. Any new guidance the Internal Revenue Service provides will apply prospectively. However, if the guidance is not considered a "new position," it may be applied retroactively. Given the uncertainty in this area, we reserve the right to modify the policy in an attempt to maintain favorable tax treatment.

2.  FEE TABLES



The following tables describe the fees and expenses that are payable when buying, owning, and surrendering the policy.

Transaction Fees

This table describes the fees and expenses that are payable at the time you buy the policy, take surrenders from the policy, or make transfers between the investment choices.

-------------------------------------------------------------------------------------------------------------------------------
                    When We Deduct The
                        Charge                 Guaranteed(1) Charge Amount                  Current Charge Amount
     Charge
-------------------------------------------------------------------------------------------------------------------------------
Premium charge    Each time you pay a     5% of the premium.                        For the first five Policy Years (and for
                  premium.                                                          five years following any increase in the
                                                                                    Specified Amount) the charge equals 3.5%
                                                                                    of the premium.
                                                                                    The charge drops to 1.75% after this five-year
                                                                                    period.
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
Surrender         If you fully surrender  Maximum: For a male smoker, Age 55 the    Maximum: For a male smoker, Age 55 the
charge(2)         the policy within the   charge is $43.60 per $1,000 of Specified  charge is $43.60 per $1,000 of Specified
(sometimes        first 15 Policy Years.  Amount.                                   Amount.
called the        We also apply an
contingent        additional surrender    Minimum: For a female nonsmoker, Age 15   Minimum: For a female nonsmoker, Age 15
deferred sales    charge schedule for 15  the charge is $14.40 per $1,000 of        the charge is $14.40 per $1,000 of
charge)           years from the          Specified Amount.                         Specified Amount.
                  effective date of any
                  increase in the         Representative insured: For a male        Representative insured: For a male
                  Specified Amount.       nonsmoker, Age 35 the charge is $20.70    nonsmoker, Age 35 the charge is $20.70
                                          per $1,000 of Specified Amount.           per $1,000 of Specified Amount.
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
Partial           When you surrender a    $25 or 2% of the partial surrender        We do not deduct this charge.
surrender charge  portion of your Net     amount, whichever is less.
                  Cash Value.
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
Transfer fees     Each time you make      $25.                                      The first 12 transfers in each Policy
                  transfers between the                                             Year are currently free, but we charge
                  investment choices.                                               $25 for each additional transfer and we
                                                                                    also reserve the right to charge a fee
                                                                                    for any transfer.

                                                                                    We do not assess a fee for transfers that
                                                                                    occur on the Reallocation  Date, that are
                                                                                    part of a dollar cost averaging  program,
                                                                                    that are part of a flexible rebalancing
                                                                                    program, or transfers associated  with
                                                                                    moving collateral for a loan to or from the
                                                                                    fixed account. We also do not count these
                                                                                    types of transfers against the amount of
                                                                                    free transfer that we allow.
-------------------------------------------------------------------------------------------------------------------------------

(1) This is the greatest or least amount of the charge that we are able to deduct under the terms of the policy. This is not necessarily the charge you will pay.

(2) The surrender charge varies based on the Specified Amount and the following characteristics of the insured: Age, sex (if allowed), and risk classification. The surrender charge remains level for the first ten years and then decreases monthly until the charge is zero at the end of the fifteenth year. The surrender charge we show above for a representative insured may not be representative of the charge that you will pay. The schedule page of your policy will show the surrender charge that applies to your initial Specified Amount. If you increase the Specified Amount, the additional surrender charge schedule may differ from your initial surrender charge schedule if the risk classification or the Age of the insured differ from when you originally purchased the policy.

Periodic Charges Other Than Variable Investment Option Operating Expenses

This table describes the fees and expenses that are payable periodically during the time you own your policy. This table does not include the fees and expenses of the variable investment options. The word "standard" in the following table refers to the risk classification of the insured, which is determined by our underwriters. If an insured does not qualify for a standard risk classification he or she may be able to qualify for a substandard classification. Policy charges are higher for insureds who receive a substandard risk classification.


-------------------------------------------------------------------------------------------------------------------------------
                    When We Deduct The
     Charge               Charge                 Guaranteed(1) Charge Amount                  Current Charge Amount
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
Cost of           On each Monthly         Maximum: The rate for a standard male     Maximum: The rate for a standard male
insurance         Anniversary Date.       smoker, Age 99 is 120.666 per $1,000 of   smoker, Age 99 is 63.35285 per $1,000 of
rate(2)(as part                           insurance risk amount for a Specified     insurance risk amount for a Specified
of the total                              Amount Portion.                           Amount Portion and a total effective
insurance risk                                                                      Specified Amount of less than $100,000.
charge)                                   Minimum: The rate for a standard female,
                                          Age 10 is 0.057 per $1,000 of
                                          insurance  risk amount for a              Minimum: The rate for a standard female,
                                          Specified Amount Portion.                 Age 15 is 0.03263 per $1,000 of insurance risk
                                                                                    amount for a Specified Amount
                                                                                    Portion and a total effective Specified
                                          Representative insured: The rate for a    Amount of $500,000 or more.
                                          standard male nonsmoker, Age 35 is
                                          0.14400 per $1,000 of insurance risk      Representative insured: The rate for a
                                          amount for a Specified Amount Portion.    standard male nonsmoker, Age 35 is 0.14400
                                                                                    per $1,000 of insurance risk amount for a
                                                                                    Specified Amount Portion and a total effective
                                                                                    Specified Amount of $100,000 to $499,999.
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
Administrative    On each Monthly         $15 per month.                            $14 per month for the first five Policy
charge            Anniversary Date.                                                 Years, and for five years following any
                                                                                    increase in the Specified Amount. The
                                                                                    charge decreases to $4 per month after
                                                                                    this five-year period.
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
No Lapse          On each Monthly         $0.01 per $1,000 of Specified Amount.     Same as the guaranteed amount.
Guarantee         Anniversary Date while
Benefit charge    the NLG Benefit is in
                  effect.
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
Mortality and     On each Valuation Date  Assuming you elect the LifeFund           Same as the guaranteed amount.
expense risk      you have an investment  Benefits, an annual rate of 2.00% of the
charge            in the variable         average daily assets invested in a
                  investment options.     subaccount on an annual basis.

                                          Assuming you do not elect the LifeFund
                                          Benefits, an annual rate of 0.60% of
                                          the average daily assets invested in a
                                          subaccount on an annual basis.
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
LifeFund Benefit  On each Monthly         Maximum: For a standard male smoker, Age  Same as the guaranteed amount.
charge(3)         Anniversary Date while  55 the charge is $1.18750 per $1,000 of
                  the LifeFund Benefits   Specified Amount minus any Policy Loan
                  are in effect.          and a total effective Specified Amount
                                          of less than $100,000.

                                          Minimum: For a standard male, Age 15
                                          the charge is $0.07083 per $1,000 of
                                          Specified Amount minus any Policy Loan
                                          and a total effective Specified Amount
                                          of $500,000 or more.

                                          Representative insured: For a standard
                                          male nonsmoker, Age 35 the charge is
                                          $0.21917 per $1,000 of Specified
                                          Amount minus any Policy Loan and a
                                          total effective Specified Amount of
                                          $100,000 to $499,999.
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
Increased         Each month that we      Maximum: For a female annuitant, age 80   Maximum: For a female annuitant, age 80
Annuity Payment   make an annuity         at annuitization the charge is $9.97 per  at annuitization the charge is $9.97 per
Rider charge(4)   payment to you.         $100 of basic annuity payment.            $100 of basic annuity payment.

                                          Minimum: For a male or female annuitant,  Minimum: For a male or female annuitant,
                                          age 40 at annuitization the charge is     age 40 at annuitization the charge is
                                          $0.70 per $100 of basic annuity payment.  $0.70 per $100 of basic annuity payment.

                                          Representative annuitant: For a male      Representative annuitant: For a male
                                          annuitant, age 65 at annuitization the    annuitant, age 65 at annuitization the
                                          charge is $1.69 per $100 of basic         charge is $1.69 per $100 of basic annuity
                                          annuity payment.                          payment.
-------------------------------------------------------------------------------------------------------------------------------

(1) This is the greatest or least amount of the charge that we are able to deduct under the terms of the policy. This is not necessarily the charge you will pay.

(2) The cost of insurance rates vary based on the death benefit option, the Specified Amount, how long the policy has been in force and the following characteristics of the insured: Age, sex (if allowed) and risk classification. We also base the cost of insurance rate on the total effective Specified Amount, which is divided into three "bands":

     o    band one is a total effective Specified Amount of less than $100,000;

     o band two is a total effective Specified Amount of $100,000 - $499,999, and

     o    band three is a total effective Specified Amount of $500,000 or more.

     Band three has the lowest cost of insurance rates and band one has the highest rates. The cost of insurance rate we show above for a representative insured may not be representative of the rate that applies to you. Your policy contains a table of guaranteed cost of insurance rates that we use in determining your total insurance risk charge. Any time you increase the Specified Amount we will issue you a revised schedule page showing the new cost of insurance rates that apply for the increased Specified Amount Portion. The new cost of insurance rates may differ from your initial cost of insurance rates if the risk classification or Age of the insured differ from when you originally purchased the policy. Additionally, if your total effective Specified Amount band changes because of an increase or decrease in the Specified Amount, your cost of insurance rate will change. We calculate the insurance risk charge for an effective Specified Amount Portion by multiplying the cost of insurance rate for that portion by the insurance risk amount for that portion. The total insurance risk charge you pay each month is the sum of the insurance risk charges for each effective Specified Amount Portion. Please see Section 14. Charges - The Insurance Risk Charge for more details.

(3) The charges for the LifeFund Benefits vary based on the Specified Amount, the Policy Loan, the Specified Amount band and the following
     characteristics   of  the  insured:   Age,  sex  (if  allowed),   and  risk
     classification. The LifeFund Benefit charge we show above for a representative insured may not be representative of the charge that you will pay. Your policy will show the actual rate for these benefits.

(4) The charges for the Increased Annuity Payment Riders vary based on your sex (if allowed) and age at the time we begin to make annuity payments to you. The Increased Annuity Payment Rider charge we show above for a representative annuitant may not be representative of the charge that you will pay. For more information on how to calculate the basic annuity payment, please see Section 14. Charges - Increased Annuity Payment Rider Charge.

Annual Operating Expenses of the Variable Investment Options

This table describes the total annual operating expenses associated with the variable investment options and shows the minimum and maximum expenses charged by any of the variable investment options both before and after the effect of any contractual expense reimbursement or fee waiver. These expenses are deducted from the variable investment option's assets. These expenses will reduce the performance of the variable investment options and, therefore, will negatively affect your Accumulation Value and the amounts available for surrenders and loans. They may also negatively impact the death benefits proceeds. We show the expenses as a percentage of a variable investment option's average daily net assets for the most recent fiscal year. The investment advisers for the variable investment options provided this fee and expense information and we did not independently verify it.

[THIS INFORMATION IS AS OF 12/31/01. WE WILL UPDATE THIS INFORMATION WITH 12/31/02 DATA UPON AMENDMENT.]

                                                                                 Minimum           Maximum
Total annual Investment Option operating expenses* (including management fees, distribution or 12b-1 fees, and other expenses)...
    before fee waivers and expense reimbursements                                 0.57%            7.59%
    after fee waivers or expense reimbursements                                   0.57%            1.82%

* Some of the Investment Options or their affiliates may also pay service fees to us or our affiliates. The amount of these fees may be different for each Investment Option.

Appendix A contains more details regarding the annual operating expenses for each of the variable investment options.



3.     THE POLICY


The policy provides for life insurance coverage on the insured. It may also provide living benefits (benefits payable while the insured is alive) on the insured if you select the LifeFund Benefits. The policy has an Accumulation Value, a death benefit, surrender rights, loan privileges and other characteristics associated with traditional and variable universal life insurance.

This policy is a flexible premium variable life insurance policy. It is "flexible" because:

o    the frequency and amount of premium payments can vary;

o    you can choose between death benefit options;

o you can choose to invest in a combination of variable investment options and/or the fixed account;

o you can increase or decrease the Specified Amount of insurance coverage within this policy subject to certain restrictions;

o you can choose to include the LifeFund Benefits if they are available in your state; and

o you can choose to include the Increased Annuity Payment Rider if you Annuitize your policy and it is available in your state.

It is "variable" because allocations you make to the variable investment options will increase or decrease in value depending upon the investment results of the options you select. Under certain circumstances, the death benefit and the amount of time your policy remains in effect may also vary depending upon the performance of the variable investment options you select.

We designed the policy for individuals and businesses seeking protection in case of death, disability, or critical illness. We also designed the policy for individuals who want unemployment protection and for individuals who also desire to potentially increase their policy values through investment in the variable investment options. The policy offers the following benefits to individuals:

o the ability to create or to help conserve an estate through the payment of death benefit proceeds.

o    access to the Net Cash Value through loans and surrenders.

o if you settle the policy using a lifetime annuity option and elect the Increased Annuity Payment Rider, increased income payments if you become disabled two or more years after you settled the policy.

o    if you elect the LifeFund Benefits:

     - access to funds through the reduction of the death benefit (in most cases) in the case of disability, critical illness, or the death of a spouse or child.

     -    access to funds in the case of unemployment.

     - increased income payments if you Annuitize the policy using a lifetime annuity option on or after the later of the tenth Policy Anniversary or the Policy Anniversary when the insured attains Age 55, but before the later of the 16th Policy Anniversary or the Policy Anniversary before the insured attains Age 70.

There are additional costs associated with the LifeFund Benefits and the Increased Annuity Payment Rider.

Generally, the policy will remain in force as long as the Net Cash Value is sufficient to pay the Monthly Deductions. However, if the No Lapse Guarantee Benefit is in effect it allows the policy to remain in force regardless of the Net Cash Value as long as you meet certain premium requirements.

We offer the policies to the public through our wholly owned subsidiary, USAllianz Investor Services, LLC on a continuous basis. We anticipate continuing to offer the policies, but reserve the right to discontinue the offering. The policies are sold by licensed insurance agents who are:

o    registered representatives of broker-dealers.

o    authorized by applicable law to sell variable life insurance policies.

o    registered with the NASD and with the states in which they do business.


4.     RIGHTS UNDER THE POLICY


Ownership

The policy described in this prospectus is a contract between you and Allianz Life. Generally, you as the policy owner have all the rights under the policy and we are obligated to pay you all amounts provided for under the policy subject to policy provisions. However, if you transfer ownership of the policy (assign the policy) and/or name an irrevocable beneficiary, your rights are subject to the rights of any assignee and/or the rights of any irrevocable beneficiary. You can also own the policy jointly with another owner. If you own the policy jointly, we require authorization of both joint owners for all policy changes except transfers and premium allocations. If you die while the policy is in force and the insured is living and there is no joint owner then your estate becomes the owner of the policy.

Assignment

You can transfer ownership of the policy (assign the policy). If you assign the policy, your rights and the rights of any person (other than an irrevocable beneficiary) are subject to the assignment. You must file a copy of the assignment with our Service Center. We do not verify or validate assignments. An assignment will not affect any payment we make or actions we take before we receive and record your assignment at our Service Center. An assignment may be a taxable event. You should consult a qualified tax adviser before assigning the policy.

Reports to Owners

We will mail all reports to the last address you gave us. We will send you an annual statement within 30 days after each Policy Anniversary. We may also send you statements on a more frequent basis. You can also request additional statements. We may charge you a fee of not more than $50 for each additional statement you request. However, we do not currently assess this fee. The statement will show:

o    the current death benefit amount,

o    the current Accumulation Value,

o    current Net Cash Value,

o    any current Policy Loan,

o    the Preferred Settlement Value (if applicable),

o    all previously confirmed transactions during the Policy Year,

o    premiums paid during the Policy Year, and

o    all charges we deducted during the Policy Year.

We also will mail you a transaction confirmation within seven days following:

o    our receipt of your premium payment;

o    any transfer you make between the investment choices;

o any loan you take, any loan interest we repay you, or any loan payment you make;

o    any partial or full surrender you take;

o    your exercise of the right to examine privilege; and

o    our payment of death benefit proceeds to your beneficiary.

Additionally, we will mail you a report containing any other information that applicable law may require.

To reduce expenses, we may mail only one copy to your household of most prospectuses and financial reports (including prospectuses and reports for the variable investment options) even if you or other persons in your household have more than one policy or contract issued by Allianz Life or an affiliate. You can call us at the telephone number listed on the back cover of this prospectus if you need additional copies of financial reports, prospectuses, or annual or semiannual reports or if you would like to request one report for each contract or policy.

The Insured

The insured is the person whose life is covered under the policy and, if applicable, the LifeFund Benefits. The policy will terminate upon the death of the insured. You can be the insured but it is not required. Generally, the insured must be at least 15 years old and cannot be more than 55 years old as of their last birthday at the time you apply for the policy. The name of the insured appears on the schedule page of your policy. We base the risk classification of your policy on the characteristics of the insured such as Age, medical history, smoking status and occupation. If you request an increase in the Specified Amount we will reevaluate the risk classification of the insured. The risk classification is one of the factors we use to calculate some of the fees you pay under the policy. You can request a change to a better risk classification after the later of the first Policy Anniversary or one year after the effective date of the last Specified Amount increase. We will effect any change to a better risk classification on the Monthly Anniversary Date on or following the date we approve the change.

Beneficiaries

You designate the beneficiary on your policy application. Prior to the death of the insured you can also name a contingent beneficiary. The beneficiary can be a person or an entity and you can designate multiple beneficiaries. A beneficiary can be either revocable or irrevocable. You can change a revocable beneficiary any time before the death of the insured while the policy is in force. You cannot change an irrevocable beneficiary without their consent. If you name an irrevocable beneficiary, we require their consent on all policy changes except transfers and premium allocations. To change a beneficiary, you must send a written request to our Service Center and the change will take effect on the date we receive your request. We may require you to send us the policy in order to record the change.

If the insured dies while the policy is in force we pay the death benefit proceeds in equal shares to your primary beneficiaries. If the primary beneficiaries do not survive the insured, the contingent beneficiaries receive the death benefit proceeds. If none of the beneficiaries survive the insured, we will pay the death benefit proceeds to you or your estate. If your beneficiary is a minor, we will pay the death benefit proceeds to the court-appointed guardian of the minor's estate. We may require proof of age for any beneficiary.

Our Right to Amend the Policy

We reserve the right to amend the policy in order to include any future changes related to:

o    any SEC rulings and regulations.

o    the policy's qualification for treatment as a life insurance policy under:

     -    the Internal Revenue Code (as amended).

     -    any Internal Revenue Service rulings and regulations.

     -    any requirements imposed by the Internal Revenue Service.

We will notify you if we make changes to the policy. If the changes are sufficiently material we may issue an endorsement to your policy.

Our Right to Contest and the Suicide Period

Generally, we can only contest the validity of the policy on the basis of misrepresentation within the first two Policy Years. However, if you increase the Specified Amount we can also contest validity within two years of the effective date of any increase. Additionally, if the policy lapsed and you reinstate it we will measure the two-year period from the reinstatement date where permitted by state law.

If the insured commits suicide in the first two Policy Years (or whatever period is allowed by your state's law) we will limit the amount of the death benefit proceeds we pay to your beneficiary to: (TPR - GPSA - PL) where

              TPR     =   the total premiums we received.
              GPSA    =   any Gross Partial Surrender Amounts.
              PL      =   any Policy Loan.

If you increase the Specified Amount and the insured commits suicide within two years of the effective date of any increase, the amount of the death benefit proceeds we pay your beneficiary will not include the Specified Amount increase. However, the proceeds will include a return of the monthly insurance risk charges and any other additional expense charges we deducted in connection with the Specified Amount increase.

Where permitted by state law, we also have the right to adjust benefits provided under this policy if the answers in the application are not correct in regards to the insured's: Age, sex or smoking status.


5.     PURCHASING THE POLICY


You purchase the policy by completing the appropriate application forms and paying the minimum initial premium. Your registered representative can help you complete the forms and submit them to us. The application requests information about the proposed insured. Generally, the insured must be at least 15 years old and cannot be more than 55 years old as of his or her last birthday at the time you apply for the policy. In some circumstances, we may contact you, or the insured, for additional information regarding the insured. We also may require the insured to provide us with medical records, physicians' statements or a complete paramedical or medical examination. On the application you will also:

o    select how often you make premium payments,

o    select a death benefit option,

o    designate beneficiaries,

o    select a Specified Amount (the current minimum is $50,000),

o select the variable investment options and/or the fixed account you want to invest in, and o decide whether or not to elect LifeFund Benefits.

We accept policy applications delivered in writing, as well as via facsimile. We will treat a manually signed faxed application the same as an application delivered in writing. We do not currently accept applications delivered via e-mail, web site, or other electronic communications. The application must be in good order as determined by our administrative rules and our underwriters must approve it. We reserve the right to reject an application for any reason permitted by law.

Previous Coverage Under Our Term Life Insurance Policies

If the insured is already covered by one of our term life insurance policies, we may rely on previously provided evidence of insurability when issuing this policy. In these instances, both the period we have to contest the policy and the suicide period for this policy will begin as of the original date of coverage for the previous policy. (Please see "Our Right to Contest and the Suicide Period" in Section 4.) We will also credit this policy with a portion of any premium you paid under the previous term life insurance policy. We will apply these credits to this policy as if they were premium payments.

Exchanging an Existing Policy for This Policy

You generally can exchange one life insurance policy for another in a "tax-free" exchange under Section 1035 of the Internal Revenue Code (as amended). Before making an exchange, you should compare both life insurance policies carefully. If you exchange an existing life insurance policy for the one described in this prospectus:

o    you might have to pay a surrender charge on your old policy;

o    there will be a new surrender charge period for the new policy;

o    other charges under the new policy may be higher (or lower); and

o    the benefits may differ.

If the exchange does not qualify for Section 1035 treatment, you may have to pay federal income tax on the exchange. You should not exchange another life insurance policy for this one unless you determine that the exchange is in your best interest.

When Coverage Begins

Coverage under the policy generally begins on the Policy Date. If you do not elect the LifeFund Benefits you may request a Policy Date of up to six months prior to the date we issue the policy for the purpose of preserving a younger Age subject to our administrative procedures and state laws. In many cases, a younger Age will result in a smaller Target Premium, lower insurance risk charges and lower surrender charges. However, an earlier Policy Date will also result in a correspondingly earlier commencement of Monthly Deductions.

Temporary Insurance

At the time you apply for the policy, you can receive temporary insurance coverage on the proposed insured by paying at least one Target Premium. The temporary insurance is effective on the date we receive your premium. The amount of the temporary insurance will be the lesser of $250,000 or the Specified Amount for which you applied. We decrease this amount for any existing insurance you have with us that you are exchanging, converting or that we are reissuing to you with this application. We also decrease this amount for the amount of any of our other life insurance policies for which you applied.

Temporary insurance will remain in force until the earliest of the following:

o    60 days from the effective date of the temporary insurance;

o    the date coverage begins under this policy;

o 10 days from date on which we make a counter-offer to issue the policy on a basis other than as applied for;

o    the date you accept or reject the counter-offer for the policy;

o    the date we decline your application; or

o if we have not yet approved a policy, the date you request us to stop the processing of your application.

6.     PREMIUMS

We will compute the minimum acceptable initial premium for you at the time you apply for the policy. Generally we set the minimum initial premium equal to at least two Target Premiums. However, if you request an earlier Policy Date we set the minimum initial premium equal to two Target Premiums plus the amount of the Target Premiums that would be due from the earlier Policy Date until policy issue. If you elected the LifeFund Benefits, the maximum you can pay at any time is the premium that will not cause your policy to become a MEC. We will make the policy effective only after we receive the minimum initial premium. We designed the policy for the payment of subsequent premiums. If you do not pay your monthly Target Premiums you increase the risk that your policy may lapse.

Target Premiums

At policy issue we base the monthly Target Premium on the Specified Amount, selection of the LifeFund Benefits and the following characteristics of the insured: Age, sex (if allowed), and risk classification. Your Target Premium will never be less than $50. Your Target Premium will change if you change the Specified Amount or if the risk classification of the insured changes. Your Target Premium will not change if the Specified Amount decreases because you took a partial surrender or if you change the death benefit option.

We reserve the right to change the amount of future Target Premiums if our investment experience changes, or if our future expectations of persistency, mortality, or expenses change. We base our persistency expectation on the number of lapses or full surrenders that we believe will occur while the policy is in effect. If we change future Target Premiums, we will make the change on a uniform basis according to the Specified Amount, selection of the LifeFund Benefits and the characteristics of the insured.

We base the maximum Target Premium for a policy without any riders on the following assumptions:

o    selection of death benefit Option B;

o the policy remaining in force until the later of the insured attaining Age 65 or the tenth Policy Anniversary;

o    a 3% net rate of return on the Accumulation Value;

o    guaranteed maximum insurance risk charge;

o    the No Lapse Guarantee Benefit charge;

o    the guaranteed maximum premium charge; and

o    the guaranteed maximum administrative charge.

We set the maximum Target Premiums for a policy with selection of the LifeFund Benefits equal to the sum of the maximum Target Premium for the policy without any riders plus the Target Premium for the LifeFund Benefit rider(s). We calculate the Target Premium for the LifeFund Benefit rider(s) to cover the costs of the rider benefits, risks and expenses.

If you do not pay your monthly Target Premium during the No Lapse Guarantee Benefit effective period you will increase the risk of a policy lapse. You cannot reinstate the NLG Benefit once it terminates. Please see "Policy Lapse Risk and the No Lapse Guarantee Benefit" in Section 1 and Section 15 for more details on the NLG Benefit.

Stipulated Premiums

On your application you can elect to establish stipulated premiums. You pay these premiums quarterly, semi-annually, or annually. Generally, stipulated premiums cannot be less than the periodic equivalent of the Target Premium (that is the sum of the Target Premiums that would be due in the time period you select). You can change both the amount and frequency of your stipulated premiums while the contract is in force before the Maturity Date. We reserve the right to limit the amount of any increase you request in the stipulated premium.

Unscheduled Premiums

You can make additional unscheduled premium payments at any time while the policy is in force. The minimum additional premium we accept at any time is $50. For limits on unscheduled premiums, please see Our Right to Reject or Return Premiums below.

Allocation of Premiums

During the underwriting process, we will allocate your net initial premium (your initial premium minus any Monthly Deductions and the premium charge) to the USAZ Money Market Fund until the Reallocation Date. On the Reallocation Date, we transfer the Accumulation Value from the USAZ Money Market Fund to the fixed account and/or the variable investment options according to the percentages you selected. We do not charge a transfer fee for this reallocation and we do not count this transfer against any free transfers we may allow. We allocate all subsequent net premiums (the premium minus the premium charge) we receive after the Reallocation Date to the fixed account and/or the variable investment options on the Valuation Date we receive it according to the last instructions you gave us. You can change your allocation instructions at any time by contacting our Service Center. We reserve the right to limit the number of the investment choices that you may invest in at any one time.

Premium Payment Plans

You can choose to make premium payments by electronic funds transfer through a bank authorization. Your registered representative can help you set up these automatic payments.

Our Right to Reject or Return Premiums

The policy must initially qualify and continue to qualify as life insurance under the Internal Revenue Code, as amended (the Code), in order for the policy to receive the tax treatment for life insurance under the Code. To maintain this qualification, we reserve the right to return any premiums if we determine they will cause the policy to no longer qualify as life insurance under the Code.

If you elected to include the LifeFund Benefits in your policy, the maximum premium you can pay at any time is the premium that will not cause the policy to become a Modified Endowment Contract. We will refund any premiums in excess of this maximum to you.

If you did not elect to include the LifeFund Benefits in your policy, we will contact you if any subsequent premiums would cause your policy to become a MEC. If you notify us that you do not want to continue your policy as a MEC, we will refund the amount of the excess premium that caused the policy to become a MEC as of the date we received the notice. You must notify us by the 45th day after the Policy Anniversary in which you paid the premium. If there are any investment earnings on the excess premium, we will refund to you both the excess premium and the earnings on the excess premium. If the excess premium experiences an investment loss, we will refund the full amount of the excess premium to you out of the Cash Value.

We also reserve the right to either limit the amount of unscheduled premiums or to require additional underwriting before we accept and credit an unscheduled premium if the payment of the premium would cause the death benefit to increase:

o    by more than $25,000, or, if less

o by two times the amount of the death benefit prior to the payment of the premium

We will apply this limit only if we determine the amount of the death benefit by using factors from the Table of Death Benefit Factors in your policy. If we require additional underwriting, we will credit premiums to the policy at the time of underwriting approval.

We also reserve the right to reject any specific premium payment allocation or transfer request if:

o in the investment adviser's judgment, the transaction would prevent a variable investment option from investing effectively in accordance with its investment objectives and policies, or

o if in our judgment, the transaction would be potentially disruptive to the variable investment option.


7.     INVESTMENT CHOICES


The policy offers a fixed account and a Separate Account that contains variable investment options that you can choose to invest in.

The Fixed Account

The fixed account is part of our general account. The general account consists of all of our assets other than those in our separate accounts. We have complete ownership of all assets in our general account and we use these assets to support our insurance and annuity obligations other than those funded by our separate accounts. These assets are subject to our general liabilities from business operations. Subject to applicable law, we have sole discretion over the investment of the assets of the general account.

We guarantee both the principal and the interest on amounts you allocate to the fixed account. We credit interest at an effective annual rate of at least 3%. The rate we credit is independent of the investment experience of the fixed account. From time to time we may, in our sole discretion, offer guaranteed interest rates higher than the 3% minimum. You assume the risk that the interest we credit to the fixed account may not exceed the minimum guaranteed rate of 3%.

We have not registered the fixed account as an investment company under the Investment Company Act of 1940, nor have we registered interests in the fixed account under the Securities Act of 1933. As a result, the SEC has not reviewed the disclosures in this prospectus relating to the fixed account.

The Separate Account

The Separate Account is divided into subaccounts, each of which invests exclusively in a single variable investment option. The variable investment options are not offered for sale to the general public and their performance will differ from the performance of retail mutual funds with similar names. You do not directly invest in the variable investment options. Instead you invest in the subaccounts which then purchase shares of the corresponding variable investment options. The Separate Account owns the shares of the variable investment options and Allianz Life owns the assets of the Separate Account.

We keep the Separate Account assets separate from our general account and other separate accounts we offer. We credit or charge income, capital gains and capital losses of each subaccount only to that subaccount. We may not use the assets of the Separate Account to pay any of our liabilities other than those arising from these policies. If the Separate Account's assets exceed the amount we are legally required to hold in reserve plus our liabilities arising from these policies, we may transfer the excess to our general account.

The Variable Investment Options

You should read the variable investment option prospectuses carefully before investing. To obtain a current prospectus for any of the variable investment options, call your registered representative or us at the telephone number listed on the back cover of this prospectus. We will send you copies of the variable investment option prospectuses to you with your policy.

The following table lists the variable investment options available under this policy and their asset categories. In the future we may make additional options available and/or we may eliminate some of the options.

                                                     INVESTMENT OPTIONS
------------------------------------------------------------------------------------------------------------------------------------
                                                      ASSET CATEGORIES
                                             -----------------------------------

Investment Management      Investment         SB  S  CE  IT  HB  IE   L  L  S  M    Objective(s)          Primary Investments
Company                    Option             ho  p  aq  ne  io  nq   a  a  m  i
----------------------                        on  e  su  tr  gn  tu   r  r  a  d
                                              rd  c  hi  em  hd  ei   g  g  l
   Adviser/Sub-Adviser                        ts  i   v  r    s  rt   e  e  l  C
                                              -   a   a  mB  Y   ny            a
                                              T   l   l  eo  i   a    V  G  C  p
                                              e   t   e  dn  e   t    a  r  a
                                              r   y   n  id  l   i    l  o  p
                                              m       t  as  d   o    u  w
                                                         t       n    e  t
                                                         e       a       h
                                                                 l
----------------------  --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
AIM                     USAZ AIM Basic Value                         X            Long-term growth of   At least 65% of total assets
o  managed by           Fund                                                      capital               in equity securities of U.S.
   USAllianz Advisers,                                                                                  issuers that have market
   LLC/ A I M Advisors,                                                                                 capitalizations of greater
   Inc.                                                                                                 than $500 million and that
                                                                                                        the portfolio managers
                                                                                                        believe to be undervalued
                        --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
                        USAZ AIM Blue Chip                           X            Long-term growth of   At least 65% of total assets
                        Fund                                                      capital with a        in the common stocks of blue
                                                                                  secondary objective   chip companies
                                                                                  of current income
                        --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
                        USAZ AIM Dent                                   X         Long-term growth of   Investment in securities of
                        Demographic Trends                                        capital               companies that are likely to
                        Fund                                                                            benefit from changing
                                                                                                        demographic, economic and
                                                                                                        lifestyle trends. May invest
                                                                                                        up to 25% of total assets in
                                                                                                        foreign securities of which
                                                                                                        no more than 15% of its
                                                                                                        total assets may be invested
                                                                                                        in securities of companies
                                                                                                        domiciled in developing
                                                                                                        countries.

                        --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
                        USAZ AIM                                  X               Long-term growth of   At least 70% of net assets
                        International Equity                                      capital               in marketable equity
                        Fund                                                                            securities of foreign
                                                                                                        companies that are listed on
                                                                                                        a recognized foreign
                                                                                                        securities exchange or
                                                                                                        traded in a foreign
                                                                                                        over-the-counter market
----------------------  --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
ALLIANCE CAPITAL        USAZ Alliance Capital                        X            Income and long-term  At least 65% in dividend
o  managed by USAllianz Growth and Income                                         growth of capital     paying stocks of large
   Advisers, LLC/       Fund                                                                            well-established "blue
   Alliance Capital                                                                                     chip" companies
                        --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
                        USAZ Alliance  Capital                          X         Long-term growth of   At least 80% of net assets
                        Large Cap Growth Fund                                     capital               in equity securities of U.S.
                                                                                                        companies judged by adviser
                                                                                                        likely to achieve superior
                                                                                                        earnings growth.
                        --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
                        USAZ Alliance Capital     X                               Superior long-term    At least 80% of assets in
                        Technology Fund                                           growth of capital     securities of companies
                                                                                                        involved with innovative
                                                                                                        technologies
----------------------  --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
DAVIS                   Davis VA Financial        X                               Growth of capital     At least 65% in common stock
o  managed by Davis     Portfolio                                                                       of companies "principally
   Advisors                                                                                             engaged" in financial
                                                                                                        services
                        --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
                        Davis VA  Value                              X            Growth of capital     Common stock of U.S.
                        Portfolio                                                                       companies with market
                                                                                                        capitalizations of at
                                                                                                        least $5 billion, which
                                                                                                        adviser believes are of
                                                                                                        high quality and whose
                                                                                                        shares are selling at
                                                                                                        attractive prices, stocks
                                                                                                        are selected with the
                                                                                                        intention of holding them
                                                                                                        for the long term
----------------------  --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
DREYFUS                 Dreyfus Small Cap                                  X      Match performance     Invests in a representative
o  managed by The       Stock Index Fund                                          of the Standard &     sample of stocks included in
   Dreyfus Corporation                                                            Poor's Small Cap      the S&P Small Cap 600 Index,
                                                                                  600 Index             and in futures whose
                                                                                                        performance is related to
                                                                                                        the index, rather than
                                                                                                        attempt to replicate the
                                                                                                        index
                        --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
                        Dreyfus Stock Index                             X         Match total return    Invests in all 500 stocks in
                        Fund                                                      of the S&P 500        the S&P 500 in proportion to
                                                                                  Composite Stock       their weighting in the index
                                                                                  Price Index
----------------------  --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
FRANKLIN TEMPLETON      Franklin Global           X                               Capital               At least 80% of net assets
o  managed by           Communications                                            appreciation and      in investments of
   Franklin             Securities Fund                                           current income        communications companies
   Advisers, Inc.
                        --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
                        Franklin Growth and                          X            Capital               At least 65% of total assets
                        Income Securities Fund                                    appreciation, with    in broadly diversified
                                                                                  current income as a   portfolio of equity
                                                                                  secondary goal        securities the adviser
                                                                                                        considers financially
                                                                                                        strong, but undervalued by
                                                                                                        the market
                        --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
                        Franklin High Income                  X                   High level of         At least 65% of total assets
                        Fund                                                      current income;       in debt securities offering
                                                                                  secondary goal is     high yield and expected
                                                                                  capital appreciation  total return
                        --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
                        Franklin Income                       X                   Maximize income       Investment in debt and
                        Securities Fund                                           while maintaining     equity securities, including
                                                                                  prospects for         high yield, lower-rated
                                                                                  capital appreciation  bonds
                        --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
                        Franklin Large Cap                              X         Capital appreciation  At least 80% of net assets
                        Growth Securities Fund                                                          in investments of large
                                                                                                        capitalization companies.
                                                                                                        For this Fund, large
                                                                                                        capitalization companies are
                                                                                                        those with market
                                                                                                        capitalization values within
                                                                                                        the top 50% of market
                                                                                                        capitalization values in the
                                                                                                        Russell 1000 Index at the
                                                                                                        time of purchase
                        --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
                        Franklin Real Estate      X                               Capital               At least 80% of net assets
                        Fund                                                      appreciation;         in investment of companies
                                                                                  secondary emphasis    operating in the real estate
                                                                                  on current income     sector
----------------------  --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
o  managed by Franklin  Franklin Rising                                        X  Long-term capital     At least 80% of net assets
   Advisory             Dividends Securities                                      appreciation; while   in investments of companies
   Services, LLC        Fund                                                      not a goal, capital   that have paid rising
                                                                                  preservation is a     dividends
                                                                                  secondary
                                                                                  consideration
----------------------  --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
o  managed by           Franklin Small Cap                                 X      Long-term capital     At least 80% of net assets
   Franklin             Fund                                                      growth                in investments of small
   Advisers, Inc.                                                                                       capitalization companies.
                                                                                                        For this Fund, small
                                                                                                        capitalization companies are
                                                                                                        those with market
                                                                                                        capitalization values not
                                                                                                        exceeding (i) $1.5 billion;
                                                                                                        or (ii) the highest market
                                                                                                        capitalization values in the
                                                                                                        Russell 2000 Index;
                                                                                                        whichever is greater at the
                                                                                                        time of purchase
----------------------  --------------------  --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
o  managed by Franklin  Franklin Small Cap                                 X      Long term total       At least 80% of net assets
   Advisory             Value Securities Fund                                     return                in investments of small
   Services, LLC                                                                                        capitalization companies.
                                                                                                        For this Fund, small
                                                                                                        capitalization companies are
                                                                                                        those with market
                                                                                                        capitalization values not
                                                                                                        exceeding $2.5 billion in
                                                                                                        assets. The Fund invests in
                                                                                                        equity securities of
                                                                                                        companies the adviser
                                                                                                        believes are undervalued
----------------------  --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
o  managed by Franklin  Franklin U.S.          X                                  Income                At least 80% of its net
       Advisers, Inc.   Government Fund                                                                 assets in U.S. government
                                                                                                        securities. The Fund
                                                                                                        currently invests primarily
                                                                                                        in fixed and variable rate
                                                                                                        mortgage-backed securities
                        --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
                        Franklin Zero Coupon              X                       As high an            At least 80% of net assets
                        Fund 2005                                                 investment return     in zero coupon debt
                                                                                  as is consistent      securities. The Fund invests
                                                                                  with capital          primarily in U.S. Treasury
                                                                                  preservation          issued stripped securities
                        --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
                        Franklin Zero Coupon              X                       As high an            At least 80% of net assets
                        Fund 2010                                                 investment return     in zero coupon debt
                                                                                  as is consistent      securities. The Fund invests
                                                                                  with capital          primarily in U.S. Treasury
                                                                                  preservation          issued stripped securities
----------------------  --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
o  managed by Franklin  Mutual Discovery                          X               Capital appreciation  At least 65% of total assets
   Mutual               Securities Fund                                                                 in equity securities of
   Advisers, LLC                                                                                        companies of any nation the
                                                                                                        adviser believes are
                                                                                                        available at market prices
                                                                                                        less than their value, based
                                                                                                        on certain recognized or
                                                                                                        objective criteria
                                                                                                        (intrinsic value)
                        --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
                        Mutual Shares                                          X  Capital               At least 65% of total assets
                        Securities Fund                                           appreciation, with    in equity securities of
                                                                                  income as a           companies the adviser
                                                                                  secondary goal        believes are available at
                                                                                                        market prices less than
                                                                                                        their value, based on
                                                                                                        certain recognized or
                                                                                                        objective criteria
                                                                                                        (intrinsic value)
----------------------  --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
o  managed by           Templeton Developing      X                               Long-term capital     At least 80% of net assets
   Templeton  Asset     Markets Securities                                        appreciation          in emerging market
   Management, Ltd.     Fund                                                                            investments, typically
                                                                                                        located in the Asia-Pacific
                                                                                                        region, Eastern Europe,
                                                                                                        Central and South America,
                                                                                                        and Africa
----------------------  --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
o  managed by Templeton  Templeton Foreign                        X               Long-term capital     At least 80% of net asets in
   Investment            Securities Fund                                          growth                investments of issuers
   Counsel, LLC                                                                                         outside the U.S., including
                                                                                                        emerging markets
----------------------  --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
o  managed by           Templeton Growth                          X               Long-term capital     At least 65% of total assets
   Templeton            Securities Fund                                           growth                in the equity securities of
   Global  Advisors                                                                                     companies located anywhere
   Limited                                                                                              in the world, including
                                                                                                        those in the U.S. and
                                                                                                        emerging markets
----------------------  --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
o  managed by           USAZ Templeton                            X               Long-term capital     At least 80% of net assets
   USAllianz            Developed Markets Fund                                    appreciation          in equity securities of
   Advisers, LLC/                                                                                       companies located in any
   Templeton                                                                                            developed country outside
   Investment                                                                                           the U.S., with particular
   Counsel, LLC                                                                                         areas of interest in Western
                                                                                                        Europe, Australia, Canada
                                                                                                        New Zealand, Hong Kong,
                                                                                                        Japan, Bermuda and Singapore
----------------------  --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
JENNISON                Jennison 20/20 Focus                            X         Long-term growth of   Invests in up to 20 value
o  managed by           Portfolio                                                 capital               stocks and 20 growth stocks
   Prudential                                                                                           of mid-to-large size U.S.
   Investments Fund                                                                                     companies
   Management
   LLC/Jennison
   Associates, LLC
                        --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
                        SP Jennison                               X               Long-term growth of   Equity-related securities of
                        International Growth                                      capital               foreign issuers
                        Portfolio
                        --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
                        SP Strategic Partners                           X         Long-term growth of   At least 65% of total assets
                        Focused Growth                                            capital               in equity-related securities
                        Portfolio                                                                       of U.S. companies that the
                                                                                                        adviser believes to have
                                                                                                        strong capital appreciation
                                                                                                        potential
----------------------  --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
OPPENHEIMER             Oppenheimer Global                       X                Long-term capital     Securities - mainly common
o  managed by           Securities Fund/VA                                        appreciation          stocks, but also other
   Oppenheimer Funds,                                                                                   equity securities including
   Inc.                                                                                                 preferred stocks and
                                                                                                        securities convertible
                                                                                                        into common stock-of
                                                                                                        foreign issuers,
                                                                                                        "growth-type" companies,
                                                                                                        cyclical industries and
                                                                                                        special situations the
                                                                                                        adviser believes offer
                                                                                                        appreciation possibilities
                        --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
                        Oppenheimer High                     X                   High level of         High-yield fixed-income
                        Income Fund/VA                                            current income        securities of domestic and
                                                                                                        foreign issuers
                        --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
                        Oppenheimer Main                            X            High total return     Common stocks of U.S.
                        Street Growth &                                           (which includes       companies; other equity
                        Income Fund/VA                                            growth in the value   securities -- such as
                                                                                  of its shares as      preferred stocks and
                                                                                  well as current       securities convertible into
                                                                                  income)               common stocks; debt
                                                                                                        securities
----------------------  --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
o  managed by           USAZ Oppenheimer                                   X      Capital appreciation  Invests in companies that
   USAllianz Advisers,  Emerging Growth Fund                                                            have the potential to become
   LLC/Oppenheimer                                                                                      leaders in new emerging
   Funds, Inc.                                                                                          markets
----------------------  --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
PIMCO                   PIMCO VIT High Yield                  X                   Maximum total         At least 80% of assets in
o  managed by Pacific   Portfolio                                                 return, consistent    high-yield securities ("junk
   Investment                                                                     with preservation     bonds") rated below
   Management Company                                                             of capital and        investment grade, but at
   LLC                                                                            prudent investment    least "B" by Moody's or S&P
                                                                                  management
                        --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
                        PIMCO VIT StocksPLUS                            X         Total return          Substantially in S&P 500
                        Growth and Income                                         exceeding that of     derivatives, backed by a
                        Portfolio                                                 the S&P 500           portfolio of fixed income
                                                                                                        instruments
                        --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
                        PIMCO VIT Total                   X                       Maximum total         At least 65% of assets in
                        Return Portfolio                                          return, consistent    fixed income instruments of
                                                                                  with preservation     varying maturities
                                                                                  of capital and
                                                                                  prudent investment
                                                                                  management
----------------------  --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
o  managed by           USAZ PIMCO Growth &                          X            Long-term growth of   At least 65% of its total
   USAllianz Advisers,  Income Fund                                               capital ; secondary   assets in common stocks of
   LLC/ Allianz                                                                   emphasis on income    companies with market
   Dresdner Asset                                                                                       capitalizations of more than
   Management of                                                                                        $1 billion at the time of
   America L.P.                                                                                         investment
                        --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
                        USAZ PIMCO                                             X  Long-term growth of   At least 65% of total assets
                        Renaissance Fund                                          capital and income    in common stocks of
                                                                                                        companies with below-average
                                                                                                        valuations whose business
                                                                                                        fundamentals are expected to
                                                                                                        improve
                        --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
                        USAZ PIMCO Value Fund                        X            Long-term growth of   At least 65% of its total
                                                                                  capital and income    assets in common stocks of
                                                                                                        companies with market
                                                                                                        capitalizations of more than
                                                                                                        $5 billion at the time of
                                                                                                        investment
----------------------  --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
SELIGMAN                Seligman Small-Cap                                 X      Long-term capital     At least 80% of net assets
o  managed by J. & W.   Value Portfolio                                           appreciation          in common stocks of "value"
   Seligman & Co.                                                                                       companies with small market
   Incorporated                                                                                         capitalization (up to $2
                                                                                                        billion) at the time of
                                                                                                        purchase by the portfolio
----------------------  --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
USAZ                    USAZ Money Market Fund        X                           Current income        At least 80% of total assets
o  managed by USAllianz                                                           consistent with       in portfolio of high
   Advisers, LLC/                                                                 stability of          quality, money market
   Allianz of America,                                                            principal             investments
   Inc.
----------------------  --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
VAN KAMPEN              USAZ Van Kampen                                        X  Capital growth        At least 65% of total assets
o  managed by USAllianz Aggressive Growth Fund                                                          in common stocks and other
   Advisers, LLC/Van                                                                                    equity securities the
   Kampen Investment                                                                                    adviser believes have an
   Advisory Corp.                                                                                       above-average potential for
                                                                                                        capital growth
----------------------  --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
o  managed by USAllianz USAZ Van Kampen                              X            Capital growth and    Invests primarily
   Advisers, LLC/Van    Comstock Fund                                             income                in common stocks
   Kampen Asset
   Management Inc.
                        --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
                        USAZ Van Kampen                                 X         Capital               Invests primarily
                        Emerging Growth Fund                                      appreciation          in portfolios of common
                                                                                                        stocks of emerging growth
                                                                                                        companies
                        --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
                        USAZ Van Kampen                              X            Income and            Invests primarily
                        Growth and Income Fund                                    long-term growth of   in income-producing
                                                                                  capital               equity securities, including
                                                                                                        common stocks and
                                                                                                        convertible securities; also
                                                                                                        in non-convertible preferred
                                                                                                        stocks and debt securities
                                                                                                        rated "investment grade"
----------------------  --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------
o  managed by USAllianz USAZ Van Kampen                                        X  Capital growth        Invests primarily
   Advisers, LLC/Van    Growth Fund                                                                     in common stocks and other
   Kampen Investment                                                                                    equity securities of growth
   Advisory Corp.                                                                                       companies; also in preferred
                                                                                                        stocks and securities
                                                                                                        convertible into common
                                                                                                        stocks or other equity
                                                                                                        securities
----------------------  --------------------- --- -- --- --- --- --- -- -- -- --  ------------------- ------------------------------


The investment return and principal value for each investment option will fluctuate with market conditions and you may experience a gain or loss when units are sold. The investment objectives, policies and names of certain variable investment options are similar to the investment objectives, policies and names of other portfolios that the same investment advisers manage. Although the names, objectives and policies may be similar, the investment results of the variable investment options may be higher or lower than the results of these other portfolios. The investment advisers cannot guarantee, and make no representation, that the investment results of similar portfolios will be comparable even though the variable investment options have the same investment advisers, objectives and policies.

These variable investment options may also be available under other variable life insurance policies and variable annuity contracts that we offer. These other policies and contracts may have different charges and may offer different benefits more suitable to your needs. For more information about these policies and contracts, please contact our Service Center.

Shares of the variable investment options may also be offered in connection with variable annuity contracts and variable life insurance policies of other insurance companies that may or may not be affiliated with us. Additionally, certain variable investment options may also be sold directly to pension and retirement plans that qualify under Section 401 of the Internal Revenue Code (as amended). As a result, a material conflict of interest may arise between insurance companies, owners of different types of contracts or policies, and retirement plans or their participants. Each variable investment option's board of directors will monitor events in order to identify any material conflicts and determine what action, if any, they should take. If there is a material conflict, we will also consider what we should do, including potentially removing the variable investment option from the policy's investment choices. The investment advisers believe that offering their shares in this manner will not be disadvantageous to you.

We may enter into certain arrangements under which we (or our affiliates) are compensated by the variable investment options' investment advisers, distributors and/or affiliates for the administrative services which we provide to the variable investment options. The amount of the compensation usually is based on the aggregate assets of the variable investment options available under these policies, or other policies that we issue or administer. Some investment advisers may pay us more or less than others. The amounts we receive under these arrangements may be significant.

Our Right to Substitute and/or Limit Investments in the Variable Investment Options

The investment management companies that sell shares of the variable investment options to us via participation agreements may terminate those agreements and discontinue offering their shares to us. In this event, we may substitute another variable investment option for the option you selected.

We may also, in our discretion, make substitutions with respect to both your existing and future investment selections. New or substituted variable investment options may have different fees and expenses and we may limit their availability to certain classes of purchasers. We may also, in our sole discretion, close variable investment options to premium allocations or transfers at any time. We will not make any substitutions without first receiving approval from the SEC (to the extent required by the Investment Company Act of 1940 or other applicable law) and providing notice to you.

We also reserve the right, subject to obtaining any necessary regulatory approvals, to: o eliminate subaccounts; o make additioanl subaccounts available;
o deregister the Separate Account under the Investment Company Act of 1940 (the '40 Act); o make any changes requried by the '40 Act or any other form permitted by law; o transfer all or a portion of the assets of a subaccount or Separate Account to another subaccount or separate account; and o create new separate accounts.

Valuing Your Investment in the Variable Investment Options

We use a unit of measure called an accumulation unit to track the value of your investment in the subaccounts that invest in the variable investment options. An accumulation unit works much like a share of a mutual fund. We credit your policy with accumulation units on the Valuation Date we receive your premium if you allocate any portion of your premium to the variable investment options. We determine the number of accumulation units we credit according to the following formula:

                                     AP - PC    where:
                                    ---------
                                       VAU

     AP = the amount of the premium you allocated to the variable investment option.
     PC = the portion of the premium charge applicable to the amount of premium you allocated to the variable investment option.
     VAU = the value of the Accumulation Unit for that variable investment option.

The value of an accumulation unit may go up or down from Valuation Period to Valuation Period. Every Valuation Date, we determine the value of an accumulation unit for each subaccount by multiplying the value of the Accumulation Unit for the previous Valuation Period by a factor for the current Valuation Period. We use the following formula to determine the factor:

                                    CVP  x  (1  -  MET)   where:
                                    ---
                                    PVP

     CVP = the value of a subaccount at the end of the current Valuation Period. PVP = the value of the same subaccount for the previous Valuation Period. MET = the amount of both the mortality and expense risk charge and any taxes or tax reserves for a Valuation Period.

We deduct accumulation units from your policy to pay for portions of the Monthly Deductions associated with your investment in variable investment options. Additionally, if you take a loan we will deduct accumulation units according to the amount of the Policy Loan that we transfer from the variable investment options to the fixed account as collateral. We convert accumulation units to annuity units if you Annuitize your policy.

Voting Rights

As a contract owner with investments in the variable investment options you may vote on important fund policies while the policy is in force.

We determine your voting interest in the variable investment options as follows:

o You may cast one vote for each $100 of Accumulation Value you allocated to a variable investment option on the record date. We count fractional votes.

o    We will determine the number of shares that you can vote.

o    You  will  receive  any  proxy  materials  and a form  to  give  us  voting
     instructions  as  well  as  periodic   reports  relating  to  the  variable
     investment options in which you have an interest.

Pursuant to our view of present applicable law, we will vote the shares of the variable investment options at special meetings of shareholders in accordance with instructions we receive from all policy owners that have a voting interest. We also will vote policy owner's shares for which we have not received instructions. We will vote all shares in the same proportion as the shares for which we receive instructions. We will also vote our shares in the same manner. However, if the Investment Company Act of 1940 or any regulation thereunder is amended, or if the present interpretation of the Act changes so as to permit us to vote the shares in our own right, we may elect to do so.

We may, when required to do so by state insurance authorities, vote shares of the variable investment options without regard to your instructions. We may do this if your voting instructions would cause the variable investment option to make, or refrain from making, investments that would result in changes in the sub-classification, or investment objectives, of the option. We may also disapprove changes in the investment policy initiated by owners or trustees/directors of the investment options, if:

o such disapproval is reasonable and is based on a good faith determination by us that the change would violate state or federal law;

o the change would not be consistent with the investment objectives of the variable investment options; or

o the change would vary from the general quality and nature of investments and investment techniques used by other variable investment options with similar investment objectives underlying other variable contracts offered by us or of an affiliated company.


8.       TRANSFERS


You can transfer between the investment choices after the Reallocation Date. You cannot make transfers before the Reallocation Date. Each request for a transfer must clearly state the amount of the transfer and which investment choice is involved in the transfer. Currently you can make as many transfers as you want to each year, but we may change this practice in the future. Transfers may be subject to a transfer fee.

The policy is not designed for professional market timing organizations, or other entities or persons using programmed, large, or frequent transfers. Excessive trading activity can:

o    disrupt investment option management strategy,

o    impact performance, and

o increase expenses which are borne by all policy owners who allocated premium payments or made transfers to the variable investment option, regardless of their transfer activity.

You can make transfers by telephone or by fax. We may allow you to authorize someone else to make transfers by telephone or fax on your behalf. If you own the policy with a joint owner, unless you instruct Allianz Life otherwise, we will accept instructions from either of you. We will use reasonable procedures to confirm that the instructions given to us by telephone are genuine. If we do not use such procedures, we may be liable for any losses due to unauthorized or fraudulent instructions. We tape record all instructions we receive by telephone. We reserve the right to discontinue or modify the telephone/fax transfer privilege at any time and for any reason.

We do not currently accept transfer instructions via e-mail, web site, or other electronic communications. However, we may make these services available in the future.

Please note that telephone, fax and/or electronic communications may not always be available. Any telephone, fax and/or computer system, whether it is yours, your service provider's, or your registered representative's, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may delay or prevent our processing of your request. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you are experiencing problems, you should request your transfer by writing to our Service Center.

Our Right to Reject, Restrict or Modify Transfers

We reserve the right to reject transfer requests if they would disrupt the operation of the variable investment option. We also may impose other restrictions on transfers including prohibiting transfers from a policy owner who, in our view, abused, or appears likely to abuse, the transfer privilege. We may allow you to give third parties the right to effect transfers on your behalf. However, when the same third party makes transfers for multiple policy owners, the result can be simultaneous transfers involving large amounts of policy value. These transfers can disrupt the orderly management of the variable investment options, can result in higher costs to policy owners, and generally are not compatible with the long-range goals of policy owners. We believe that such simultaneous transfers effected by third parties may not be in the best interests of all shareholders of the variable investment options and the management of the variable investment options share this belief. Therefore, we may restrict transfers that we believe to be disadvantageous to the policy owners.

We reserve the right to modify the transfer privilege at any time, without prior notice to any party, subject to applicable state law. We may apply restrictions in any reasonable manner in order to prevent any transfers we believe will disadvantage other policy owners. We may apply a modification to transfers to, or from, one or more of the variable investment options. Modifications may include, but are not limited to:

-    the requirement of a minimum time period between each transfer;

- not accepting a transfer request from an agent acting on behalf of one or more policy owners; or

-    limiting the dollar amount of the transfer.

If we reject a transfer request, we will call your registered representative to request alternate instructions and send you a written notice within five business days. If we are unable to contact your registered representative, we will contact you directly.

The Dollar Cost Averaging (DCA) Program

Dollar cost averaging is a program which enables you to transfer specified dollar amounts each month or quarter from the source account -- any of investment choices -- to different variable investment options at regular intervals.

By making allocations on a regularly scheduled basis, you may be less susceptible to the impact of market fluctuations. However, DCA does not guarantee that any variable investment option will gain in value nor does DCA protect against a decline in value if market prices fall. Because DCA involves continuous investing, your success will depend upon your willingness to continue to invest regularly through periods of low price levels.

You may select to DCA for any period of at least 12 months. The minimum amount that you can transfer is $500. We effect all DCA transfers on the tenth of the month (or the next business day if the tenth of the month is not a business day). You can elect to participate in this program at any time by:


o    properly completing the DCA election form;

o returning the DCA form to us by the first of the month (to be effective that month); and

o    ensuring that you have sufficient value in the source account.

Your participation in the DCA program will terminate when any of the following occurs:

o    we complete the designated number of transfers;

o you do not have enough value in the source account to make the transfer (if this occurs, we will transfer whatever amount is in the source account and the DCA program will end);

o we receive your written request to terminate the program by the first of the month; or

o    your policy terminates.

We do not currently charge a transfer fee for the transfers we make under the DCA program and we will not count these transfers against any free transfers we may allow. We also do not currently charge for the DCA program, but we reserve the right to charge for this program in the future. We also reserve the right to discontinue or modify the DCA program at any time and for any reason.

The Flexible Rebalancing Program

Flexible rebalancing helps you maintain your selected allocation mix among the different variable investment options. If you have at least $10,000 of Accumulation Value, you may choose to have us rebalance your Accumulation Value among the variable investment options. The fixed account is not part of flexible rebalancing. You can elect to have us rebalance your Accumulation Value on a quarterly, semi-annual or annual basis. We will make flexible rebalancing transfers on the 20th day of the month (or the preceding business day if the 20th of the month is not a business day). You may not participate in both the flexible rebalancing and the DCA program at the same time. If you elect to participate in a DCA program and you also wish to have us make flexible rebalancing transfers, we will begin your flexible rebalancing transfers after we complete all your DCA transfers. We do not currently charge a transfer fee for the transfers we make under the flexible rebalancing program or count these transfers against any free transfers we may allow. We also do not currently charge a fee for participating in the flexible rebalancing program, but we reserve the right to charge for this program in the future. We also reserve the right to discontinue or modify the flexible rebalancing program at any time and for any reason.

9.     LOANS AND SURRENDERS

Surrenders may be subject to charges. Loans, partial surrenders and full surrenders may also have tax consequences. For more details please see "Tax Benefits and Risks" in Section 1. and Section 16. Taxes.

Loans

You may repay a loan in whole or in part at any time. However, we generally treat payments you make as premium payments unless you indicate that we should treat the payment as a loan repayment. As a result, unless you indicate the payment is a loan repayment we will subtract the premium charge from your payment.

We will transfer from the collateral we hold in the fixed account an amount equal to the loan repayment plus the loan interest that would have been due on that amount less any collateral interest that we applied. We will apply this amount to the investment choices according to the last premium allocation instructions you gave us on the Valuation Date that we receive your loan repayment. We will also reduce your outstanding Policy Loan by this amount. As you repay your loan and your Policy Loan decreases, the amount we deduct from your Cash Value also decreases and, therefore, you will have more Net Cash Value available to you.

Upon full repayment of a loan, we will transfer any unearned loan interest and the balance of the collateral plus the collateral interest from the fixed account and apply it to the investment choices according to the last premium allocation instructions you gave us. Upon policy termination, we will refund any interest we have not earned to you.

Loans have priority over the claims of any assignee or other persons. We subtract the Policy Loan (less any unearned interest) from the Cash Value or the amount of the death benefit to arrive at the net proceeds payable to any assignee or other persons upon full surrender, the death of the insured, or at the Maturity Date.

If your policy lapses, you may be taxed on the loan proceeds you received.

Partial Surrenders

You may make a partial surrender of your Net Cash Value while the insured is alive and before the policy terminates. If you take a partial surrender, we deduct the Gross Partial Surrender Amount from your value in the variable investment options and/or the unloaned portion of the fixed account according to your instructions. We will deduct the Gross Partial Surrender Amount proportionately from your investments in the variable investment options and/or the unloaned portion of the fixed account if you do not provide us with directions, or if we cannot execute the partial surrender according your directions.

We may reduce your Specified Amount if you take a partial surrender and death benefit Option A is in effect. The reduction equals: GPSA - (DB - SA) where

     GPSA = the Gross Partial Surrender Amount.
     DB = the death benefit on the day of, but prior to, the partial surrender.
     SA = the Specified Amount on the day of, but prior to, the partial surrender.

We will not reduce the Specified Amount if the amount of the reduction is zero or negative. We will first apply any reduction to any effective Specified Amount increases starting with the last increase and continuing in the reverse order in which you made the increases. If any reduction amount is left after we reduce all the Specified Amount increases, we will then reduce the initial Specified Amount. We will not permit a partial surrender that would reduce the Specified Amount below the minimum (currently $50,000).

If death benefit Option A and the LifeFund Benefits are in effect and you request a partial surrender that would result in the policy becoming a MEC we will increase the amount of the partial surrender to prevent your policy from becoming a MEC. At your request we can also investigate whether it is possible in this situation for us to prevent the policy from becoming a MEC by reducing the amount of the partial surrender.

Full Surrenders

You may fully surrender your policy and receive the Net Cash Value while the insured is alive and before the policy terminates. A full surrender will take effect on the later of: o the date we receive your written request for the surrender in good order at our Service Center; or o the date you request (in writing) for the surrender to take effect.

The policy and all coverage will end at 12:01 a.m. Central Time on the day after the surrender takes effect. You can elect to receive your surrender proceeds in a lump sum or in the form of a regular periodic income payment (annuity payment) under one of the seven different annuity payment plans (annuity options) we offer. For more details please see Section 12. Annuity Options.

10.    LIFEFUND BENEFITS

The LifeFund Benefits package may provide benefits in the event the insured becomes unemployed, disabled, critically ill, chronically ill, or experiences the death of a spouse or child. The disability, death of a spouse or child, chronic illness and critical illness benefits are collectively referred to as "accelerated benefits." Payment of accelerated benefits will reduce the amounts available for payment of the death benefit or any other claims you may make under the LifeFund Benefits. Please refer to your rider(s) for specific details. The Preferred Settlement Value (PSV) is also part of this benefit package. The PSV may increase the amount of the death benefit proceeds or provide an increase in income payments if you Annuitize the policy. However, the PSV does not provide any added benefit to you during the time periods when it is equal to the Net Cash Value. Some or all of these benefits may not be available in all states and some of these benefits may operate differently in some states.

LifeFund Benefits are an innovative feature of the policy and there is no direct guidance on their federal income tax treatment. In the absence of guidance there are several possible ways LifeFund Benefits could be viewed from a tax perspective, and the impact of the LifeFund Benefits on your policy's qualification as a life insurance contract for federal income tax purposes is uncertain. You should consult a qualified tax adviser before adding the LifeFund Benefit rider(s) to a policy and before requesting payment of LifeFund Benefits. The LifeFund Benefits and the associated risks are also discussed in the "LifeFund Benefits and Risks" and "Tax Benefits and Risks" of Section 1, the Risk/Benefit Summary.

Accelerated Benefits

You can request benefit payments if the insured meets any of the following "covered conditions" during their lifetime while your policy and the LifeFund Benefits are effective:

     o A critical illness, as defined in the rider, such as cancer, stroke or organ transplant.
     o    A chronic illness, as defined in the rider.
     o    A disability, as defined in the rider.
     o    Death of the covered spouse.
     o    Death of a covered child.

Covered conditions may differ between states, please see your rider(s) for more information.

You must give us written notice of a claim within 90 days of the onset of a covered condition. You must provide us with due proof that the insured experienced the onset of a covered claim before we will pay you any benefits. At a minimum, proof consists of the diagnosis of a doctor and documentation supporting that diagnosis. We may require, at our expense, an examination or tests by a doctor of our choice. We require additional proof if the insured is disabled and receiving Social Security benefits. In some states, we require a signed acknowledgement of concurrence before we pay benefits to any assignee or irrevocable beneficiary.

You may request benefit payments on multiple occasions, but only once for any single covered condition (excluding the death of a covered child). You cannot make a claim for a monthly benefit within the two years immediately following any claim for a lump sum benefit (excluding claims related to the death of a spouse or child). We will not pay benefits if the insured experiences the onset of a covered condition while we are making payments under a previous claim. Additionally, if you make claims under the LifeFund Benefits for multiple covered conditions that resulted from the same cause you may only receive a benefit for the first claim. We will not pay benefits for any covered condition that occurs within 30 days immediately following the rider effective date if you received medical treatment or advice for the condition during the six months immediately prior to the rider effective date.

We pay benefits in either a lump sum or as a monthly payment, depending on the covered condition you claim. (Please consult your rider(s) for details on which conditions result in monthly payments and which conditions result in lump-sum payments.) We will make monthly payments until the earlier of:

     o    the insured's recovery from the covered condition,

     o    termination of the policy or the LifeFund Benefit riders, or

     o    any other time as described in the rider(s).

We pay benefits based on your LifeFund. Your LifeFund is your total effective Specified Amount minus any Policy Loan on the first day the insured meets the conditions of eligibility for a covered condition. The maximum you can request depends on the covered condition you claim and generally ranges from 10% to 50% of your LifeFund. Your rider(s) state the maximum you can request for each covered condition. The maximum we can pay you for all claims under the LifeFund Benefits generally is 90% of the initial Specified Amount. However, we will increase the maximum to 100% if the insured experiences blindness caused by an accident. If you request a partial surrender or a loan after you qualify to receive monthly benefit payments under these rider(s) we will consider the loan or partial surrender as an advance against these payments and we will deduct the proceeds from our future payments. We will stop making monthly payments if you fully surrender the policy.

In addition to the benefits noted above, you may also qualify for a waiver of premium if you have a claim under the accelerated benefits. A waived premium is equal to the lesser of either:

     a) the arithmetic average of your monthly premiums paid over the last three years, or
     b)   the Target Premium.

We will begin to credit your Accumulation Value with a waived premium on each Monthly Anniversary Date after the date that either:

     a) you become eligible for a lump sum benefit of 50% or more of your LifeFund,
     b)   you receive your first payment for a claim for a monthly benefit, or
     c) you become eligible for multiple lump sum benefits which, when added together, equal 50% or more of your LifeFund.

If your claim is for a lump sum benefit we will continue to credit your Accumulation Value with the waived premium on each Monthly Anniversary Date until the insured attains Age 65. If your claim is for a monthly benefit we will continue to credit your Accumulation Value with the waived premium until the insured attains Age 65 or recovers from the covered condition, whichever is earlier. The waiver of premium does not guarantee that your policy or the LifeFund Benefits will remain in force.

In most states, each payment of an accelerated benefit (except for a waiver of premium) reduces each base policy attribute (the Specified Amount, the Accumulation Value, the Net Cash Value, the Target Premium, the surrender charge and any Policy Loan) according to the following formula:

                  BPA  x  AB        where,
                  ----------
                  SA  -  PL

     BPA = the amount of the base policy attribute on the first day the insured met the requirements for a covered condition.

     AB   = the amount of the benefit we pay you.

     SA = the total effective Specified Amount on the first day the insured met the requirements for a covered condition.

     PL = the Policy Loan on the first day the insured met the requirements for a covered condition.

In some states, only the payment of a chronic illness claim will reduce all the base policy attributes according to the formula listed above, while payment of any other type of accelerated benefit claim will reduce the Accumulation Value, the Net Cash Value, the Target Premium, the surrender charge and any Policy Loan but not the Specified Amount. Please refer to your rider(s) for specific details regarding how your policy works.

Example of the affect of an accelerated benefit claim payment:

     o We issue the policy with a Policy Date of January 1, 2002, the insured is Age 35, and death benefit option A is in effect.

     o On June 1, 2011, the Specified Amount is $100,000, the Target Premium is $100, the Accumulation Value is $45,000, the surrender charge is $2,070, the Policy Loan is $20,000, the Net Cash Value is $22,930, and the death benefit is $140,850. Additionally, your average monthly premium payment for the last three years was $100, the same as your Target Premium.

     o On July 1, 2011, we pay the maximum accelerated benefit amount of $40,000 for a claim based on the insured having an organ transplant on June 1, 2011.

     Using the formula from above,

          AB    =                  $40,000         =     $40,000    =   0.50
         ----              ---------------------         -------
         SA-PL             ($100,000 - $20,0000)         $80,000

Next we take each base policy attribute and multiply it by 0.50 to compute the reductions. After the reduction your base policy attributes are as follows:

o        the Specified Amount is $50,000,
o        the Target Premium is $50,
o        the Accumulation Value is $22,500,
o        the surrender charge is $1,035,
o        the Policy Loan is $10,000,
o        the Net Cash Value is $11,465, and
o        the death benefit is $70,425.

Additionally, because the amount of the lump sum payment we would make on July 1, 2011 equals 50% of your LifeFund (50% of your Specified Amount minus the Policy Loan or 0.50 x $80,000) you will qualify for a premium waiver. Your Target Premium is the same as the arithmetic average of your monthly premium over the last three years. Therefore, we will credit the Accumulation Value of your policy with a waived premium of $50 (the reduced Target Premium) every Monthly Anniversary Date until December 1, 2031 (the Policy Anniversary after the insured attains Age 65). The premium waiver continues until the insured attains Age 65 because the claim is for a lump sum benefit.


We will reduce any effective Specified Amount increases according to this formula starting with the last increase and continuing in the reverse order in which you made the increases. If any portion of the benefit payment reduction is left after we reduced all Specified Amount increases, we will reduce the initial Specified Amount. The benefit payment reduction may reduce the Specified Amount below our allowed minimum of $50,000.

Exclusions: These exclusions may differ in some states. We will not provide accelerated benefits for any loss that is caused by, or that occurs as a result of:

o intentionally self-inflicted bodily injury, suicide, or attempted suicide, whether the insured is sane or insane;
o    war (declared or undeclared);
o    service in any of the armed forces;
o participation in (or attempting to participate in) a felony, riot or insurrection; or
o the misuse of alcohol or the taking of drugs (unless administered by a physician or taken according to the physician's instructions).

Unemployment Benefit

This benefit may not be available in all states. You may not make a claim for this benefit in the first Policy Year. After the first Policy Year, if you have been unemployed for at least 180 consecutive days and you have not reached your 65th birthday you can do one of the following:

o Take up to 25% of the unloaned portion of your Accumulation Value in a single partial surrender, regardless of the amount of the actual Net Cash Value. We will not deduct a charge for this partial surrender. We will decrease your remaining surrender charge by the same percentage as this partial surrender.

o Borrow up to 50% of your Net Cash Value in a single loan with interest charged at a lower annual rate of 2.9126%, payable in advance. We will effect this lower rate for the partial Policy Year in which you took the loan and for the next three Policy Years.

We must receive satisfactory proof of unemployment prior to paying any claims under this benefit. Satisfactory proof includes (but is not limited to) a written statement from the applicable state unemployment agency indicating that you qualify for, and are receiving, unemployment benefits. We also require proof of the date unemployment began.

In some states, the benefit may be more limited but you will not need to supply a written statement from the applicable state unemployment agency.

If the No Lapse Guarantee is in effect, a partial surrender or loan under this benefit will not reduce the adjusted premium payments used to calculate whether the NLG Benefit will continue for the partial Policy Year that we make payment to you and for the next three Policy Years. However, after this period, we will reduce your adjusted premium payments for the partial surrender or loan (including accrued interest) which could increase the risk of policy lapse.

Partial surrenders and loans may have federal tax consequences and the tax consequences associated with borrowing at this lower rate are unclear. You should consult a qualified tax adviser before taking a partial surrender or a loan under this benefit.

You can again be eligible for these benefits five years after we pay a partial surrender or loan under this benefit if you have not yet reached your 65th birthday.

Preferred Settlement Value (PSV)

We use the PSV while the policy is in force either to calculate income payments if you elect to Annuitize the policy using a lifetime annuity option or to calculate the death benefit proceeds if the insured dies. For more details on the annuity options we offer see Section 12. Annuity Options.

Before the tenth Policy Anniversary the PSV is equal to the Net Cash Value. Additionally, if the insured has not yet attained Age 55 by the tenth Policy Anniversary, the PSV will continue to equal the Net Cash Value until the Policy Anniversary when the insured attains Age 55.

We generally set your PSV equal to your excess premium Net Cash Value plus:

o    1.5 times your Target Premium Net Cash Value during the period

     - on or after the later of the tenth Policy Anniversary or the Policy Anniversary when the insured attains Age 55, but
     - before the later of the 15th Policy Anniversary or the Policy Anniversary when the insured attains Age 65.

o    3 times your Target Premium Net Cash Value during the period

     - on or after the later of the 15th Policy Anniversary or the Policy Anniversary when the insured attains Age 65, but
     - before the later of the 16th Policy Anniversary or the Policy Anniversary when the insured attains Age 70.

The excess premium Net Cash Value equals the Net Cash Value minus the Target Premium Net Cash Value.

The Target Premium Net Cash Value is equal to:        NCV  x  SP        where:
                                                      ----------
                                                           TP

     NCV  = the Net Cash Value.
     SP = the sum of premiums paid each year up to the accumulated Target Premiums for that year. Your accumulated Target Premiums for a year equals the sum of the Target Premiums paid each month.
     TP   = total premiums.

If the sum of the premiums you paid each year is less than or equal to the accumulated Target Premiums for that year, your Target Premium Net Cash Value will equal your Net Cash Value and your excess premium Net Cash Value will be zero.

Upon the later of the 16th Policy Anniversary or the Policy Anniversary when the insured attains Age 70, the PSV is again equal to the Net Cash Value.

In some states, we will compute the PSV using different factors and different age parameters. In those states, the factors we use will gradually increase from one to three and gradually decrease from three to one within a 15-year period beginning on or after the later of the tenth Policy Anniversary or the Policy Anniversary when insured attains Age 62.

Your PSV will not be less than your adjusted premium payments (total premiums minus any Gross Partial Surrender Amounts and minus any Policy Loan) regardless of your actual Net Cash Value if:

o your adjusted premium payments are at least equal to the accumulated Target Premiums during the period:

     - on or after the later of the tenth Policy Anniversary or the Policy Anniversary when the insured attains Age 55, but
     - before the later of the 16th Policy Anniversary or the Policy Anniversary when the insured attains age 70.

Example:

     o A 45-year old male, nonsmoker purchases a policy and elects to include the LifeFund Benefits. He selects death benefit Option A and a Specified Amount of $250,000. His Target Premium is $4,500 per year (this equates to $375 per month). The owner is also the insured.

     o The policy owner makes premium payments of $5,000 per year until he reaches age 65. Note that his premium payment is $500 more than his annual Target Premium.

     o At age 65 he elects to surrender his policy and take his PSV under a lifetime annuity option. His Accumulation Value is $110,000. He made no surrenders or loans and the surrender charge period expired. The Net Cash Value equals the Accumulation Value.

     o The policy is beyond the 16th Policy Anniversary and the owner/insured has not yet attained Age 70 so the PSV equals the excess premium Net Cash Value plus three times the Target Premium Net Cash Value.

We calculate the PSV at the owner's age 65 as follows:

         The accumulated Target Premiums equal:
              Sum of the Target Premiums for each year =                  $4,500
                                                                          ======

         The Target Premium Net Cash Value equals:
              the Net Cash Value                                        $110,000
              multiplied by the sum of premiums paid each
                year ($5,000  x 20  = $100,000) up to the
                accumulated Target Premium for each year

                ($4,500  x  20  = $90,000)                                90,000
                                                                      ----------
                                                                   9,900,000,000
              divided by the total premiums                              100,000
                                                                ----------------
                                                                         $99,000

         The excess premium Net Cash Value equals:
              the Net Cash Value                                        $110,000
              minus the Target Premium Net Cash Value                     99,000
                                                                       ---------
                                                                         $11,000

         The PSV equals:
              the excess premium Net Cash Value                          $11,000
              plus three times the Target Premium Net
                Cash Value = 3 x $99,000 =                               297,000
                                                                         -------
                                                                        $308,000


11.    DEATH BENEFITS


Once the insured attains Age 100, the amount of the death benefit we pay your beneficiary is the Accumulation Value. Prior to the insured attaining Age 100, the amount of the death benefit depends on the death benefit option you select. We calculate the amount of the death benefit proceeds on the Valuation Date we receive the proof of the insured's death.

     Death benefit Option A: If the insured dies while the policy is in force we will pay the beneficiary the greatest of:

          o the total Specified Amount at the beginning of the policy month when the death occurs;
          o the Accumulation Value on the date of death multiplied by the applicable factor from the Table of Death Benefit Factors contained in your policy; or
          o the PSV (if any) on the date of death multiplied by the applicable factor from the Table of Death Benefit Factors contained in your policy.

     Death benefit Option B: If the insured dies while the policy is in force we will pay the beneficiary the greatest of:

          o the total Specified Amount at the beginning of the policy month when the death occurs plus the Accumulation Value on the date of death; or
          o the Accumulation Value on the date of death multiplied by the applicable factor from the Table of Death Benefit Factors contained in your policy; or
          o the PSV (if any) on the date of death multiplied by the applicable factor from the Table of Death Benefit Factors contained in your policy.

The total Specified Amount is the sum of all Specified Amount Portions.

Under Option A, the minimum death benefit we will pay your beneficiary is the effective total Specified Amount. This amount is "level" because it does not vary based on market conditions. Under Option B, the amount of the death benefit is "variable" because it changes based on the performance of your selected variable investment options.

If the insured commits suicide we may limit the amount of the death benefit (please see Section 4. Rights Under the Policy - Our Right to Contest and the Suicide Period). Partial surrenders you take from your policy may decrease the amount of the death benefit because partial surrenders reduce your Accumulation Value. We will reduce the death benefit proceeds we pay your beneficiary by the amount of any outstanding Policy Loan (less any unearned interest) and any Monthly Deductions that are due but unpaid.

You can choose to have us pay your beneficiary in a lump sum or in annuity payments. We will pay interest (if any) at a rate no less than required by law. We will mail payment to your beneficiary within seven days after our death claim requirements are fulfilled.

If you would like your beneficiary to receive the death benefit proceeds as a stream of income payments you must designate your beneficiary as the annuitant and select an annuity payment plan while the insured is alive. If you do not elect a form of payment for the death benefit proceeds prior to the death of the insured, your beneficiary may designate an annuitant and select an annuity payment plan. We will apply 110% of the death benefit proceeds towards the annuity payments under either a lifetime annuity option or a fixed annuity payment over at least ten years. All amounts we pay above the base death benefit proceeds are treated as taxable income when they are received. We offer seven different annuity payment plans that we call annuity options. Please see Section
12. Annuity Options for more details.

Example:

o A 35-year old male, nonsmoker purchases a policy and elects to include the LifeFund Benefits. He selects a Specified Amount of $250,000. His Target Premium is $3,000 per year (this equates to $250 per month). The owner is also the insured.

o The policy owner pays his annual Target Premium of $3,000 every year for 15 years. Note that his premium payment is equal to the Target Premium.

o The policy owner dies before the 16th Policy Anniversary while he is 51 years old. The Accumulation Value of the policy at the time of his death is $50,000. He made no surrenders or loans and the surrender charge period expired. The Net Cash Value equals the Accumulation Value.

o At the time of the owner's death, the policy is beyond the tenth Policy Anniversary but the insured had not yet attained Age 55 on the last Policy Anniversary so the PSV equals the Net Cash Value.

o    The Death Benefit Factor for a 51-year old male, nonsmoker is 2.50.

We calculate the benefit proceeds under death benefit Option A as the greatest of the following:

         The total Specified Amount at the beginning
           of the policy month when the death occurred                  $250,000

         The Accumulation Value on the date of death
           multiplied by the applicable Death Benefit Factor
           ($50,000  x  2.50)  =                                        $125,000

         The PSV on the date of death multiplied by
           the applicable Death Benefit Factor
           ($50,000  x  2.50)  =                                        $125,000

         The death benefit proceeds under death benefit
           Option A                                                     $250,000
                                                                        ========

We calculate the benefit proceeds under death benefit Option B as the greatest of the following:

         The total Specified Amount at the beginning of the policy month when the death occurred plus the Accumulation Value on the date of death
           ($250,000  +  $50,000)                                       $300,000

         The Accumulation Value on the date of death
           multiplied by the applicable Death Benefit Factor
           ($50,000  x  2.50)  =                                        $125,000

         The PSV on the date of death multiplied by
           the applicable Death Benefit Factor
           ($50,000  x  2.50)  =                                        $125,000

         The death benefit proceeds under death benefit
           Option B                                                     $300,000
                                                                        ========

Changing the Death Benefit Option

After the first Policy Year, you may change the death benefit option by sending us a written request. Any change in a death benefit option will take effect on the Monthly Anniversary Date on or following the date we approve the request for the change. Changing the death benefit option may have tax consequences and you should consult a qualified tax adviser before doing so.

If you want to change death benefit Option A to Option B, we will decrease the Specified Amount by the Accumulation Value. You cannot make this change if the resulting Specified Amount is below the minimum Specified Amount (which is currently $50,000). You also cannot make this change if you elected to include the LifeFund Benefits in your policy and the change would result in the policy becoming a MEC. If you want to change death benefit Option B to Option A, we will not change the Specified Amount.

Changing the Specified Amount

After the first Policy Year, you may change the Specified Amount on any Monthly Anniversary Date. A Specified Amount increase will take effect on the Monthly Anniversary Date on or following the day we approve the application for the increase. A Specified Amount decrease will take effect on the later of:

o the Monthly Anniversary Date on or following the day we receive your request for the decrease, or
o the Monthly Anniversary Date one year after the last Specified Amount increase.

If you change the Specified Amount we will issue you a revised schedule page. Changing the Specified Amount may have tax consequences and you should consult a qualified tax adviser before making a change.

Increases: Generally, you can only increase the Specified Amount before the insured reaches their 56th birthday. To request an increase in the Specified Amount, you must:

o    submit an application for the increase;
o    submit proof satisfactory to us that the insured is an insurable risk; and
o pay any additional premium which we require so that the Net Cash Value is sufficient to cover three Monthly Deductions.

Some states may limit Specified Amount increases. The minimum Specified Amount increase we allow is currently $50,000. The risk classification that applies for any Specified Amount increase may differ from the risk classification that applied for the initial Specified Amount. We will issue you a revised schedule page for your policy that shows the risk classification and the amount of the increase.

If you increase the Specified Amount we will also make the following changes and list them on the revised schedule page of your policy:

o    Increase the Target Premium.

o Increase the premium charge for all premiums to 3.5% for the five years following the increase.

o Increase the monthly administrative charge to $14 per month for the five years following the increase.

o    Increase the total monthly No Lapse Guarantee Benefit charge.

o    Apply an additional schedule of surrender charges.

We will also increase the insurance risk charge and any LifeFund Benefit charge, but your revised schedule page will not reflect these changes.

Decreases: You can send us a written request to decrease your Specified Amount 12 months after the Policy Date or (if applicable) 12 months after the effective date of a Specified Amount increase. We will use a Specified Amount decrease to reduce any previous effective Specified Amount increases, starting with the last increase and continuing in the reverse order in which you made the increases. If any portion of the decrease is left after we reduce all Specified Amount increases, we will then reduce the initial Specified Amount. You cannot decrease the Specified Amount if the result would reduce the initial Specified Amount below the minimum Specified Amount (which is currently $50,000).

If you elected to include the LifeFund Benefits in your policy and the Specified Amount decrease would result in the policy becoming a MEC, we will limit the decrease to the extent necessary to keep the policy from becoming a MEC.

We will reduce the Target Premium if you decrease the Specified Amount. We will show your new Specified Amount and your new Target Premium on the revised schedule page of your policy. We will also decrease the insurance risk charge and any LifeFund Benefit charge, but your revised schedule page will not reflect these changes.

12.    ANNUITY OPTIONS

If you did not elect a form of payment for the death benefit proceeds prior to the death of the insured and your beneficiary elects to receive the proceeds in the form of annuity payments, all references to "you" in the following section mean the beneficiary.

There are seven annuity payment plans available for you to choose from. If you elected the LifeFund Benefits and you choose to Annuitize your policy and receive the Preferred Settlement Value we generally require you to elect a lifetime annuity option. If you elect to receive proceeds from your policy under an annuity option your policy will terminate and we will issue you an annuity contract.

You can elect to receive annuity payments on a variable basis (except for Option
7), a fixed basis, or a combination of both. We do not allow investments in the variable investment options during the annuity payment period if you elect fixed payments. If you elect fixed payments, the annuity payments we make will generally be the same dollar amount (equal installments). The dollar amount of fixed payments may differ if you select Option 3 or the Increased Annuity Payment Rider. If you elect variable payments you will select which variable investment options to invest in during the annuity payment period. The amount of these variable payments may fluctuate based on:

o    the amount of the proceeds applied to the annuity option at Annuitization;

o    the annuity option you select;

o    the assumed investment rate (AIR) used in the annuity table; and

o the performance of the variable investment option(s) you select for investment during the annuity payment period.

You can choose a 3%, 5% or 7% AIR, however, the 5% and 7% AIRs are not available in all states. A higher AIR will result in a higher initial annuity payment but later payments will increase more slowly if investment performance rises and decrease more rapidly if investment performance declines. If the actual performance of your selected variable investment options exceeds the AIR, the amount of your annuity payments will increase. Similarly, if the actual performance is less than the AIR, the amount of your annuity payments will decrease.

We generally offer the following annuity options, however, we can make other options or payment frequencies available. Options 1-5 are the life annuity options.

Option 1: Life annuity. We will make monthly annuity payments as long as the annuitant is alive. We stop making payments upon the death of the annuitant. This means that if the annuitant dies after we made only one payment, we will not make any more payments.

Option 2: Life annuity with monthly payments guaranteed for five, ten, 15 or 20 years. We will make monthly annuity payments for the guaranteed period you select and continue the payments after that as long as the annuitant is alive.

Option 3: Joint and last survivor annuity. We will make monthly annuity payments as long as one of the annuitants is alive. Upon the death of the first annuitant, the amount of the payments we make can be equal to 100%, 75% or 50% of the amount that we paid when both annuitants were alive. You select this percentage at the time we begin making income payments. We stop making monthly annuity payments upon the death of the last annuitant.

Option 4: Joint and last survivor annuity with monthly payments guaranteed for five, ten , 15 or 20 years. We will make monthly annuity payments for the guaranteed period you select and continue payments after that as long as one of the annuitants is alive.

Option 5: Refund life annuity. We will make monthly annuity payments while the annuitant is alive. If you elected fixed payments and the sum of the fixed payments we have made at the time we receive proof of the annuitant's death is less than the proceeds applied to the fixed annuity option, then we will pay a refund. If you elected variable payments we will make a comparable calculation based on the number of annuity units and the current value of the annuity units. You may obtain more information on this refund by calling our Service Center at the phone number listed on the back cover page of this prospectus.

Option 6: Specified period certain annuity. We will make monthly annuity payments for a specified period of time that you elect. The specified period must be a whole number of years from five to 30. Under a variable payment, you may make a written request for a liquidation at least once each Policy Year for up to 100% of the liquidation value. We will process liquidation requests within seven days after we receive your request at our Service Center. The liquidation value is equal to the present value of the remaining guaranteed number of annuity payments based on the payment's current value commuted at the selected AIR. A liquidation is a surrender you make during the annuity payment period. You may obtain more information on the liquidation feature by calling our Service Center at the phone number listed on the back cover page of this prospectus.

Option 7: The fixed interest options. The proceeds applied to this annuity option will earn interest beginning on the date we issue the annuity contract. We will pay interest according to the rate we declare each year. You select either interest option one or two. You also select how long the annuity contract will last. The period must be a whole number of years from one to 30. We will make an agreement with you regarding your right to make withdrawals during this period when you select this option.

          Interest option one: interest accumulation. The proceeds will earn interest for a period of not more than 30 years and then be paid in a lump sum. Interest will compound on a monthly basis.

          Interest option two: interest income. The proceeds will earn interest for a period of not more than 30 years. We will calculate and pay interest to you at the end of each month. You may instead elect to receive quarterly, semiannual or annual interest payments with our approval. If we pay interest to you monthly your proceeds will not compound.


13.    INCREASED ANNUITY PAYMENT RIDER


You can elect this rider subject to our underwriting guidelines if it is available in your state and:

o    you choose a lifetime annuity option,

o    you are both the insured and the annuitant, and

o    you are 80 years old or younger.

If you own the policy jointly, or if there are joint annuitants, one of the owners must be the annuitant and all annuitants must be 80 years old or younger to purchase this rider. If the policy is jointly owned or is owned by a non-individual, than all references to "you" mean the annuitant.

The benefit is a constant percentage of the basic annuity payment. If you elect to receive payments on a fixed basis, the basic annuity payment is each current annuity payment. If you elect to receive payments on a variable basis, the basic annuity payment is the number of annuity units in the current annuity payment multiplied by the value of the annuity unit on the date annuity payments start. Annuity units are what we convert accumulation units into when you Annuitize the policy. We use them to calculate the value of your investment in the variable investment options after you Annuitize the policy. We determine the amount of each annuity payment by multiplying the number of annuity units by the value of the annuity units. The maximum basic annuity payment is $10,000 for purposes of this benefit.

The amount of the benefit is 30% or 60% of the basic annuity payment (reduced to 20% or 40% if the annuitant is age 75 or older on the date income payments started) depending on the level of impairment. We define the levels of impairment by the amount of help you need to perform daily activities. Your rider provides more details on the qualifying events, the amount of the benefit and the levels of impairment.

This benefit may not be available or may be restricted in some states. Please see your registered representative for more details.

14.    CHARGES

There are charges and other expenses associated with the policy that reduce the return on your investment. These charges and deductions compensate us for services and benefits we provide, costs and expenses we incur, and the risks we assume. Please see Section 2. Fee Tables for information on the frequency and amount of the charges.

Premium Charge

We deduct this charge from each premium payment and use it to pay for premium related expenses including premium taxes charged by some states and other governmental entities (e.g., municipalities) and premium collection expenses. This charge does not vary by state or jurisdiction.

Surrender Charge

If you fully surrender the policy within the first 15 Policy Years (or within 15 years of any increase in the Specified Amount), we deduct this charge from the unloaned portion of your Accumulation Value before we pay you the Net Cash Value. The surrender charge remains level during the first ten years it is in effect and then decreases monthly until it is zero at the end of the fifteenth year. We base this charge on the Specified Amount and the following characteristics of the insured: Age, sex (if allowed), and risk classification. The charge may vary between policies. Changes in the risk classification of the insured and decreases in the Specified Amount have no affect on the surrender charge.

The schedule page of your policy will show the surrender charge that applies to your initial Specified Amount. If you increase the Specified Amount, we will apply an additional surrender charge schedule for 15 years from the effective date of Specified Amount increase. This additional surrender charge schedule may differ from your initial surrender charge schedule if risk classification or the Age of the insured differ from when you originally purchased the policy.

This  charge  helps  cover  our  acquisition   costs  such  as  commissions  and
underwriting.

Partial Surrender Charge

If you surrender only a portion of your Net Cash Value, we reserve the right to deduct this charge pro rata from the investment choices you choose to surrender from. We would deduct the fee from the investment choices and pay you the amount you requested. For example, if you request a partial surrender of $100 and the partial surrender charge were $2, we would deduct $102 from the investment choices and send you $100. We do not currently assess this charge. This charge would reimburse us for the administrative costs associated with partial surrenders.

Transfer Fee

We reserve the right to deduct this fee for each transfer you make between the investment choices. Currently we do not charge this fee for:

o    transfers we make on the Reallocation Date,

o    transfers that are part of dollar cost averaging,

o    transfers that are part of a flexible rebalancing plan, or

o transfers associated with moving the collateral for a loan to or from the fixed account.

We also do not charge a fee for the first 12 transfers in a Policy Year and the transfers listed directly above do not count against this total. We do deduct a $25 fee for each transfer you make in a Policy Year after the first 12. We deduct this charge on a pro rata basis from the the investment choice you transfered from. The charge reimburses us for the administrative costs of processing the transfer.

Insurance Risk Charge

On each Monthly Anniversary Date, we deduct this charge from your Accumulation Value. We deduct the charge proportionately from your investments in the investment choices. This charge provides for the life insurance protection we provide under the policy during the month following the charge. The charge may vary between policies and from Monthly Anniversary Date to Monthly Anniversary Date. We expect to profit from this charge and we may use its benefits for any lawful purpose, including distribution expenses.

The insurance risk charge drops to zero once the insured attains age 100. Prior to Age 100, the total insurance risk charge for each policy month equals the sum of the insurance risk charges for each effective Specified Amount Portion.

To determine the insurance risk charge for a Specified Amount Portion for a policy month we multiply:

o    the insurance risk amount for the Specified Amount Portion; by

o    the cost of insurance rate that applies to that Specified Amount Portion.

The insurance risk amount for a Specified Amount Portion equals:

o the amount of the death benefit associated with that Specified Amount Portion divided by 1.002466*

o minus your Accumulation Value at the beginning of the policy month before we subtract the Monthly Deductions.

* This factor reduces the insurance risk amount solely for the purpose of computing the insurance risk charge by taking into account assumed monthly earnings at an annual rate of 3%.

In determining the insurance risk amount for a Specified Amount Portion, we first assume that the Accumulation Value is part of the initial Specified Amount. If the Accumulation Value is greater than the initial Specified Amount, we then assume the Accumulation Value is part of each Specified Amount increase in order, starting with the first increase. In calculating the death benefit associated with a Specified Amount Portion, we use the Accumulation Value related to the Specified Amount Portion.

The cost of insurance rate for a Specified Amount Portion for a policy month is the cost of insurance rate for that month for the risk classification of the insured that applies to that Specified Amount Portion. We determine the risk classification applicable to each Specified Amount Portion upon application for that portion.

The total cost of insurance rate for a policy month will be uniform for all Specified Amount Portions that:

o are in the same Specified Amount band, sex (if allowed), and risk classification;

o    take effect when the  insureds  are the same age;  and

o    have been in force the same length of time.

We may change our cost of insurance rates from time to time based on our expectations as to future cost elements such as: investment earnings, mortality, persistency, expenses and taxes. Persistency is our expectation regarding the number of lapses or full surrenders that will occur while the policy is in effect. Any change we make will apply to all Specified Amount Portions in the same risk classification. The current cost of insurance rates for each policy month will not be more than the amount shown in the table of guaranteed rates contained in your policy. We base cost of insurance rates on the death benefit option, the Specified Amount, how long the policy has been in force and the following characteristics of the insured: Age, sex (if allowed) and risk classification. We also base the cost of insurance rate on the total effective Specified Amount, which is divided into three "bands":

o    band one is a total effective Specified Amount of less than $100,000;

o    band two is a total effective Specified Amount of $100,000 - $499,999, and

o    band three is a total effective Specified Amount of $500,000 or more.

Band three has the lowest cost of insurance rates and band one has the highest rates.

If you increase the Specified Amount the insurance risk charge will increase and if you decrease the Specified Amount the insurance risk charge will decrease. If your total effective Specified Amount band changes because of an increase or decrease in Specified Amount, your insurance risk charge will also change. If the risk classification of the insured changes to a better classification the insurance risk charge will decrease. Where the state insurance laws allow we use mortality tables that distinguish between males and females and in these states the cost of insurance and the benefits payable will differ between males and females of the same age. Some states require us to use unisex tables and in these states the cost of insurance rates and the benefits payable will not differ between males and females of the same age. Additionally, employers, employee plans and employee organizations should seek legal advice to determine whether the Civil Rights Act of 1964, Title VII, or other applicable law prohibits the use of sex distinct mortality tables.

Administrative Charge

We deduct this monthly charge from your Accumulation Value. We deduct the charge proportionately from your investments in the investment choices. The charge reimburses us for expenses incurred in the administration of the policies. These expenses include: confirmations, annual account statements, maintenance of policy records, maintenance of separate account records, administrative personnel costs, mailing costs, data processing costs, legal fees, accounting fees, filing fees, the costs of other services necessary for policy owner servicing and all accounting, valuation, regulatory and updating requirements.

No Lapse Guarantee (NLG) Benefit Charge

We deduct this monthly charge while the NLG Benefit is in effect from your Accumulation Value. We deduct the charge proportionately from your investments in the investment choices. The charge provides for protection against policy lapse in the early Policy Years and in the event of poor performance by the variable investment options.

Mortality and Expense Risk Charge

We deduct this charge from the assets of the subaccounts on each Valuation Date. This charge compensates us for assuming the mortality and expense risks under the policy. The mortality risk we assume is that the insureds, as a group, may not live as long as expected. The expense risk we assume is that the actual policy expenses may be greater than what we expect. We expect to profit from this charge and we may use these profits to cover some of our sales expenses. This charge is higher if you elect to include the LifeFund Benefits in your policy.

LifeFund Benefits Charge

If you elect to include the LifeFund Benefits in your policy, we deduct this monthly charge from your Accumulation Value. We deduct the charge proportionately from your investments in the investment choices. The charge helps reimburse us for the benefits we provide under the rider. We base this charge on the Specified Amount, the Policy Loan, the Specified Amount band and the following characteristics of the insured: Age, sex (if allowed), and risk classification. The charge may vary between policies and rates may be higher in states where payment of benefits does not result in a reduction in death benefits. If you increase the Specified Amount the cost of these benefits will increase and if you decrease the Specified Amount the cost of these benefits will decrease. If your total effective Specified Amount band changes because of an increase or decrease in Specified Amount, the cost of these benefits will also change. If the risk classification of the insured changes to a better classification or if you take a loan from the policy the cost of these benefits will decrease. We show your rate per $1,000 of Specified Amount less Policy Loans for these benefits on the schedule page of your policy. The tax treatment and tax consequences of LifeFund Benefits are uncertain but we intend to treat the Monthly Deduction for these benefits as distributions that may be taxable.

Increased Annuity Payment Rider Charge

If you choose to Annuitize your policy under a lifetime annuity option, and you purchase the Increased Annuity Payment Rider, we deduct this monthly charge from your annuity payment before we make the payment to you. We base the charge on your sex (if allowed) and age at the time we begin to make annuity payments to you. This charge may vary between policies. When you Annuitize your policy and purchase this rider we will send you documentation detailing the actual amount of your charge. The charge helps reimburse us for the benefits we provide under the rider. The charge is per $100 of your basic annuity payment. The maximum basic annuity payment is $10,000 for purposes of this benefit.


Operating Expenses of the Variable Investment Options

Operating expenses such as management fees, 12b-1 fees, and other expenses are deducted and paid out of the assets of the variable investment options. These expenses will reduce the performance of the variable investment options and, therefore, will negatively affect your Accumulation Value and the amounts available for surrenders and loans. They may also negatively impact the death benefits proceeds. Because the variable investment options pay 12b-1 fees out of their assets on an ongoing basis, over time these fees will increase the cost of investing in a variable investment option. Please see the variable investment options' prospectuses for more details on their fees and expenses.

Income Tax Charge

We do not currently assess any charge for income taxes. However, we reserve the right to assess a charge for income taxes or any tax reserve we may need to establish as a result of operating the variable investment option.

Our Right to Modify Charges

We may reduce any of the charges under the policy, as well as the minimum Specified Amount, because of special circumstances that result in lower sales or administrative expenses or better expected mortality or persistency experience. Persistency is our expectation regarding the number of lapses or full surrenders that will occur while the policy is in effect. For example, special circumstances may exist in connection with group or sponsored sales arrangements, sales to our existing policy owners or sales to our employees. Any reduction we make in charges will reflect the reduced sales effort and administrative costs resulting from, or different mortality or persistency experience expected as a result of, the special circumstances. We will not reduce costs in a manner that is unfair or discriminatory against any person, including the affected policy owners.

We may also allow more limited underwriting under certain circumstances. If we do, the cost of insurance rates may increase as a result of higher than anticipated mortality experience. However, any such increase will not cause the cost of insurance rates to exceed the guaranteed rates set forth in your policy.


15.    POLICY LAPSE AND REINSTATEMENT

Grace Period

Under some circumstances, when a policy is about to lapse (terminate without value), the policy provides a 61-day grace period when it is about to terminate in order for you to pay a premium or make a loan repayment and keep your policy in force.

If the NLG Benefit is not in effect, a grace period will begin on the Monthly Anniversary Date when your Net Cash Value is not large enough to cover the Monthly Deductions we would make on that date. If the NLG Benefit is not in effect, the amount of the premium we require to keep your policy from lapsing at the end of a grace period equals three Monthly Deductions plus the related premium charges.

We will send a notice to you at the last address you have given us at least 31 days before the end of the grace period. The notice will inform you of the amount of the premium we require to keep the policy in force. Your policy will terminate without value at the end of the grace period if you do not make the required payment. If the insured dies during a grace period, we will deduct the premium that we would have required to keep your policy from lapsing from the death benefit proceeds before we pay your beneficiaries.

No Lapse Guarantee (NLG) Benefit

The NLG Benefit will continue as long as your policy satisfies the NLG premium test during the effective period. The NLG Benefit is generally effective until the later of the tenth Policy Anniversary, or the Policy Anniversary after the insured reaches age 65. The length of coverage under this benefit may be shortened to the first five Policy Years in some states. As long as the NLG Benefit is in effect, your policy will not lapse even if the Net Cash Value is insufficient to cover the Monthly Deductions. Your policy will satisfy the NLG premium test if on the Monthly Anniversary Date your adjusted premium payments are at least equal to your accumulated Target Premiums due since the Policy Date.

We use the following formula to calculate your adjusted premium payments: (TPR - GPSA - PL) where

          TPR  = the total premiums we received.
          GPSA = any Gross Partial Surrender Amounts.
          PL   = any Policy Loan.

We use the following formula to calculate your accumulated Target Premiums: (TP x M) where

          TP   = the monthly Target Premium.
          M    = one more than the number of months the policy was in force.

If your Target Premium changes, your accumulated Target Premiums will equal the sum of each Target Premium multiplied by the number of months that premium was in effect.

While the No Lapse Guarantee Benefit is in effect, a grace period will begin on the Monthly Anniversary Date when:

          o your Net Cash Value is not large enough to cover the Monthly Deductions we would make on that date; and
          o    your policy fails the NLG premium test.

The amount of the premium we require to keep your policy from lapsing at the end of this grace period is the lesser of:

          o    three Monthly Deductions plus the related Premium Charges; or
          o the accumulated Target Premiums for the Monthly Anniversary Date when the grace period began minus the adjusted premium payments as of that date.

Example:

o You purchase a policy and it has a Policy Date of January 1, 2003. Your monthly Target Premium is $100.

o You make premium payments of $100 a month for the first 12 months but do not make a premium payment on January 1, 2004.

o    You do not take any partial surrender or loans.

On January 1, 2004 the NLG premium test is as follows:

         Your adjusted premium payments equal:
                  TPR                                            $1,200
                  minus GPSA                                          0
                  minus PL                                            0
                                                               --------
                  total adjusted premium payments                $1,200
                                                                 ======

         Your accumulated Target Premiums equal:
                  TP  x  M  =  $100  x  13  =                    $1,300
                                                                 ======

          On January 1, 2004 your adjusted premium payment is less than your accumulated Target Premium and the NLG Benefit will lapse if you do not pay the additional premium needed to keep the NLG Benefit in force. A lapse of the NLG Benefit does not necessarily mean your policy will lapse, however, a lapse of the NLG Benefit will increase the risk that the policy may lapse.

o    You make a premium payment of $100 on January 8, 2004.

o On February 1, 2004 you increase the Specified Amount and your monthly Target Premium increases to $150.

o You make monthly premium payments of $200 for the next 11 months but you do not make a premium payment on January 1, 2005. The TPR as of January 1, 2005 is $3,500 ($1,200 + $100 + ($200 x 11)).

o    You do not take any partial surrender or loans.

On January 1, 2005 the NLG premium test is as follows:

         Your adjusted premium payments equal:
                  TPR                                            $3,500
                  minus GPSA                                          0
                  minus PL                                            0
                                                               --------
                  total adjusted premium payments                $3,500
                                                                 ======

         Your accumulated Target Premiums equal:
                  TP  x  M  =  $100  x  13  =                    $1,300
                  TP  x  M  =  $150  x  12  =                     1,800
                                                                -------
                  Total accumulated Target Premium               $3,100
                                                                 ======

          On January 1, 2005 your adjusted premium payment is at least equal to your accumulated Target Premium and the NLG Benefit will remain in force even though you did not make a premium payment on January 1, 2005.

Reinstatement

If your policy terminated at the end of a grace period, you can request that we reinstate it (restore your insurance coverage) within five years after the termination. To reinstate your policy, you must:

o    submit an application for reinstatement;

o submit satisfactory proof to us that the insured is still insurable at the risk classification that applied for the last effective portion of the Specified Amount;

o pay or agree to reinstate any loan plus interest to the end of the grace period; and

o    pay the premium we require to reinstate the policy.

The premium we require to reinstate the policy equals:

o for each month during the grace period, the payment that we would have required for the policy to continue in force without entering into a grace period; plus

o    three Monthly Deductions; plus

o    the related premium charges.

The reinstatement date is the Monthly Anniversary Date on or following the day we approve the application for reinstatement. The surrender charge on the reinstatement date equals the surrender charge on the Monthly Anniversary Date when the grace period ended. The Accumulation Value on the reinstatement date equals the Accumulation Value on the Monthly Anniversary Date when the grace period ended, plus the net premium paid at reinstatement (premium minus the premium charge).

You may not reinstate the policy after:
o        you fully surrender it for the Net Cash Value;
o        the death of the insured; or
o        the Maturity Date.


16.    TAXES


The following description is based upon our understanding of current federal income tax law applicable to life insurance in general. We cannot predict the probability that any changes in such laws will be made. You are cautioned to seek competent tax advice regarding the possibility of such changes. We do not guarantee the tax status of the policies. You bear the complete risk that the policies may not be treated as "life insurance" under federal income tax laws. You should consult your own tax adviser. The following discussion is not exhaustive and special rules not described in this prospectus may be applicable in certain situations.

Tax benefits and the associated risks are also discussed in the "Tax Benefits and Risks" section of Section 1, the Risk/Benefit Summary.

This discussion is general in nature and is not intended as tax advice. Each person concerned should consult a competent tax adviser. We did not attempt to consider any applicable state or other tax laws. Moreover, we based the discussion upon our understanding of current federal income tax laws as they are currently interpreted. We make no representation regarding the likelihood of continuation of those current federal income tax laws or of the current interpretations by the Internal Revenue Service.

Tax Status of the Policy

In order to qualify as a life insurance contract for federal income tax purposes and to receive the tax treatment normally accorded life insurance contracts under federal tax law, a policy must satisfy certain requirements which are set forth in the Internal Revenue Code, as amended (the Code). Guidance as to how to apply these requirements is limited. Nevertheless, we believe that a policy issued without LifeFund Benefits should generally satisfy the applicable requirements of the Code. If it is subsequently determined that a policy does not satisfy the requirements of the Code, we may take appropriate steps to bring the policy into compliance with the Code requirements and we reserve the right to restrict policy transactions in order to do so.

In certain circumstances, policy owners have been considered for federal income tax purposes to be the owners of the Separate Account assets because of the owners ability to exercise investment control over these assets. Where this is the case, policy owners have been currently taxed on any income and/or gains attributable to the Separate Account assets. There is little guidance in this area and some policy features (such as the flexibility to select variable investment options for premium allocations and transfers) have not been explicitly addressed in published rulings. While we believe that the policy does not give you investment control over the Separate Account assets, we reserve the right to modify the policy as necessary to prevent you from being treated as the owner of the Separate Account assets.

We are taxed as a life insurance company under the Code. For federal income tax purposes, the Separate Account is not a separate entity from us and its operations form a part of us.

Diversification

Section 817(h) of the Code imposes certain diversification standards on the underlying assets of variable life insurance policies. The Code provides that a variable life insurance policy will not be treated as life insurance for any period (and any subsequent period) that the investments are not, in accordance with regulations prescribed by the United States Treasury Department (Treasury Department), adequately diversified. Disqualification of the policy as a life insurance contract would result in the imposition of federal income tax to you with respect to earnings allocable to the policy prior to the receipt of payments under the policy.

We intend that the investment advisers for each variable investment option underlying the policies will manage the options in such a manner as to comply with these diversification requirements.

The following discussion assumes that your policy will qualify as life insurance for federal income tax purposes.

General Tax Treatment of Policy Benefits

We believe that the death benefit proceeds should be excluded from the gross income of the beneficiary. Federal, state and local transfer taxes and other tax consequences of policy ownership or receipt of policy proceeds depends on the circumstances of each owner or beneficiary. You should consult a qualified tax adviser regarding these tax consequences.

Generally, you will not be considered to be in constructive receipt of the Net Cash Value until there is a distribution. When distributions occur, or when loans are taken from or secured by the policy, the tax consequences depend on whether the policy is classified as a MEC.

Distributions (other than death benefits) from a policy not classified as a MEC are subject to the following tax rules:

     o Distributions are treated first as a return of "your investment in the policy" and are not taxable. Your investment in the policy is generally the sum of all premiums you paid minus the portion of any distribution that is not subject to tax. Once all your investment in the policy has been paid out, distributions will be treated as a return of any earnings and are taxable as ordinary income. However, if distributions that we must make in order for the policy to continue to qualify as a life insurance contract for federal income tax purposes because of a reduction in policy benefits during the first 15 Policy Years may be taxable as ordinary income.

     o Loans taken from or secured by the policy are generally not treated as distributions. However, if your loan is considered to be a preferred loan the tax treatment is unclear. You should consult a qualified tax adviser before taking a loan.

     o    There is no additional 10% penalty tax imposed on distributions.

Modified Endowment Contracts (MECs)

Under the Code, certain life insurance policies are classified as MECs and will receive less favorable income tax treatment than policies that are not classified as MECs. A policy entered into on or after June 21, 1988 will be treated as a MEC when it fails to meet the "seven-pay test" set out in Section 7702A of the Code. A policy fails to meet the seven-pay test if:

     o at any time during the first seven Policy Years the amount paid into the policy is greater than

     o the sum of the level premiums that would have been paid at that point under a policy that provided for paid-up future benefits after the payment of seven level annual payments.

If there is a reduction in policy benefits during the first seven Policy Years (e.g. payment of a chronic illness claim under the Lifefund Benefits will reduce your Specified Amount), the seven-pay test will have to be reapplied as if the policy had originally been issued at the reduced Specified Amount. If there is a "material change" in the policy's benefits or other terms, even after the first the seven Policy Years, the policy may have to be retested as if it were a newly issued policy. For example, a material change can occur when there is an increase in the death benefit that is due to the payment of an "unnecessary premium." Unnecessary premiums are premiums paid into the policy that are not needed to provide a death benefit equal to the lowest death benefit that was payable in the first seven Policy Years. To prevent your policy from becoming a MEC we may need to limit your premium payments or distributions. You should consult a qualified tax adviser to determine whether a policy transaction will cause the policy to be classified as a MEC.

Distributions (other than death benefits) from a policy classified as a MEC are subject to the following tax rules:

     o Distributions are treated first as a return of any earnings and are taxable as ordinary income. Once all earnings have been paid out, distributions will be treated as a return of your investment in the policy and are not taxable.

     o Loans taken from or secured by the policy are treated as distributions and are taxed accordingly.

     o An additional 10% penalty tax is imposed on the amount of the distribution that is subject to tax unless:

          o    the owner has attained age 59 1/2,
          o the owner is disabled (within the meaning of Section 72(m)(7) the Code), or
          o the distribution is part of a series of substantially equal periodic payments that are made for the life (or life expectancy) of the owner or the joint lives (or joint life expectancies) of the owner and his or her beneficiary.

If a policy becomes a MEC, distributions that occur during the Policy Year will be taxed as distributions from a MEC. Additionally, distributions from a policy that occur within two Policy Years before a policy becomes a MEC will also be taxed in this manner. This means that a distribution from a policy that is not a MEC could later become taxable as a distribution from a MEC.

Multiple MECs

All MECs issued by us or our affiliates within the same calendar year to the same owner are treated as one MEC for purposes of determining the taxable portion of any distribution.

Tax Treatment of Annuity Payments

If you elect to receive proceeds from your policy under an annuity option your policy will terminate and we will issue you an annuity contract. If the death benefit proceeds are paid out as annuity payments, we will consider the death benefit proceeds to be your investment in the annuity contract. If the policy is surrendered and the surrender proceeds (either the Net Cash Value or the PSV) are paid out as annuity payments, we will consider the surrender proceeds to be your investment in the annuity contract.

If you elect to receive annuity payments under one of the Annuity Options 1-6, generally a portion of each annuity payment be treated as a partial return of your investment in the annuity contract and will not be taxed and the remainder will be taxed as ordinary income. Annuity payments received after you have received all of your investment in the annuity contract are fully taxable as income.

If you elect to receive annuity payments under Annuity Option 7, the interest earned on the investment in the annuity contract will be taxed each year.

If you elect to receive death benefit proceeds as a lump-sum payment instead of as annuity payments they will be tax-free.

Policy Continuation Beyond Age 100

The tax consequences of continuing the policy after the insured reaches age 100 are unclear. If you elect LifeFund Benefits you do not have the option of continuing the policy after the insured reaches age 100. You should consult a qualified tax adviser if you intend to continue the policy after the insured reaches age 100.

Income Tax Withholding

Any portion of a distribution that may be included in your gross income is subject to federal income tax withholding. However, in most cases you may elect not to have taxes withheld. If withholding and estimated tax payments are insufficient you may be required to pay penalties under the estimated tax rules.

Business Uses of a Policy

Businesses can use a policy in various arrangements, including nonqualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, tax exempt and nonexempt welfare benefit plans, retiree medical benefit plans, and others. The tax consequences of these plans may vary depending on the particular facts and circumstances. If you are purchasing a policy for any arrangement where the value depends in part on its tax consequences, you should consult a qualified tax adviser. Additionally, in recent years Congress adopted new rules relating to life insurance owned by businesses. Any business contemplating the purchase of a new policy or a change in an existing policy should consult a tax adviser.

Split-dollar Arrangements

The Internal Revenue Service and the Treasury Department have recently issued guidance that substantially affects split-dollar arrangements. You should consult a qualified tax adviser before entering into or paying additional premiums with respect to a split-dollar arrangement.

On July 30,2002, President Bush signed into law significant accounting and corporate governance reform legislation, known as the Sarbanes-Oxley Act of 2002 (Sarbanes-Oxley). Sarbanes-Oxley prohibits, with limited exceptions, publicly-traded companies, including non-U.S. companies that have securities listed on exchanges in the United States, from extending, directly or through a subsidiary, many types of personal loans to their directors or executive officers. It is possible that this prohibition may be interpreted as applying to split-dollar life insurance policies for directors and executive officers of such companies, since such insurance arguably can be viewed as involving a loan from the employer for at least some purposes.

Although the prohibition on loans is generally effective as of July 30, 2002, there is an exception for loans outstanding as of the date of enactment, so long as there is no material modification to the loan terms and the loan is not renewed after July 30, 2002. Any affected business contemplating the payment of a premium on an existing policy, or the purchase of a new policy, in connection with a split-dollar life insurance arrangement should consult legal counsel.

Tax Shelter Regulations

You should consult a qualified tax adviser about the treatment of this policy under the applicable Treasury Regulations concerning tax shelters.

Alternative Minimum Tax

There may also be an indirect tax upon the income in the policy or the policy proceeds under the federal corporate alternative minimum tax, if you are subject to that tax.

Other Tax Considerations

The assignment of the policy or designation of a beneficiary may have federal, state, and/or local transfer and inheritance tax consequences, including the imposition of gift, estate, and generation-skipping transfer taxes. For example, the assignment of a policy to, or the designation as a beneficiary of, or the payment of proceeds to, a person who is a generation that is two or more generations below your generation may have generation skipping transfer tax consequences under federal tax law. The individual situation of each owner or beneficiary will determine the extent, if any, to which federal, state, and local transfer and inheritance taxes may be imposed and how ownership or receipt of policy proceeds will be treated for purposes of federal, state and local estate, inheritance, generation skipping and other taxes.

Possible Tax Law Changes

Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of your policy could change by legislation or otherwise. Consult a tax adviser with respect to legislative developments and their effect on your policy.

Our Income Taxes

Under current federal income tax law, we are not taxed on the Separate Account's operations so we do not currently deduct a charge from the Separate Account for federal income taxes. We reserve the right to charge the Separate Account for any future federal income taxes we may incur.

Under current laws in several states, we may incur state and local taxes (in addition to premium taxes). These taxes are not now significant and we are not currently charging for them. If they increase, we may deduct charges for such taxes.


17.    DISTRIBUTION OF THE POLICY


We have entered into a distribution agreement with our wholly owned subsidiary USAllianz Investor Services, LLC (USAllianz) for the distribution and sale of the policies. USAllianz also may enter into selling agreements with other broker-dealers who in turn may sell the policies through their registered representatives.

Generally, we will pay broker-dealers commissions and expense reimbursements up to an amount equal to 105% of your first annualized Target Premium plus 3% of all successive premiums. For policies where we increased the Target Premium to the $50 minimum, and for policies with substandard risk classifications, we base the commissions we pay on a smaller amount than the Target Premium. We may also pay a commission at an annual rate of 0.25% on the unloaned portion of your Accumulation Value during the first five Policy Years. After the fifth Policy Year, we pay a commission at an annual rate of 0.75% on the unloaned portion of your Accumulation Value. We may also make other compensation options available. We pay an additional commission of 105% on any increase in the annualized Target Premium due to an increase in the Specified Amount. Additionally, broker-dealers may also receive additional compensation if they meet certain production standards.

Additionally, USAllianz, the principal underwriter for the policies, will receive the portions of any 12b-1 fees attributable to the policy from the variable investment option assets for providing distribution and support services.


18.    LEGAL PROCEEDINGS


There are no legal proceedings to which Allianz Life Variable Account A (the Separate Account) or USAllianz Investor Services, LLC (the Distributor) are a party, or to which the assets of the Separate Account are subject that are of material importance in relation to our total assets or that relate to the Separate Account.


19.    FINANCIAL STATEMENTS
You can find our financials statements and the financial statements for Allianz Life Variable Account A in the Statement of Additional Information. Our financial statements are separate and distinct from the financial statements for the Separate Account and should only be considered as bearing on our ability to meet our obligations under the policies.

20.    GLOSSARY
These terms are capitalized as indicated below throughout the prospectus.

Accumulation Value: The sum of the value of any amounts you have in the fixed account and in the variable investment options.

Age: The age of the insured at their last birthday as determined at the beginning of each Policy Year. If you increase the Specified Amount for your policy, we determine the Age of the insured as of their last birthday at the beginning of the effective date of the Specified Amount increase and on each anniversary of the increase's effective date, but only for the purpose of determining the insurance risk charge associated with the Specified Amount increase.

Annuitize: When you fully surrender your policy and elect to receive the policy proceeds as a stream of income payments (called annuity payments) under one of the seven annuity options we offer.

Cash Value: Your Accumulation Value minus the surrender charge.

Gross Partial Surrender Amount: A partial surrender plus any partial surrender charge.

Increased Annuity Payment Rider: A rider that you can add if you Annuitize the policy. The rider may provide additional income benefits in case of disability. This rider may not be available in all states and some states may restrict the rider.

LifeFund Benefits: A package of benefits that we make available to you through a rider or riders. You can only elect these riders at the time you purchase your policy. The rider(s) may provide living benefits - generally these are benefits we pay you while the insured is alive and the policy is in effect. Some or all of the benefits available under this package may not be available in some states. There are additional costs associated with these benefits.

Maturity Benefit: The Accumulation Value minus any outstanding Policy Loan. We pay you this amount on the Maturity Date if the policy is still in force. The policy will terminate after we pay the Maturity Benefit.

Maturity Date: The last date under this policy on which you can pay premiums and continue coverage. If you choose the LifeFund Benefits, the Maturity Date will be the Policy Anniversary after the insured reaches age 100 and we will not accept any premiums after the Maturity Date. There is no Maturity Date if you do not choose LifeFund Benefits.

Modified Endowment Contract (MEC): A policy entered into on or after June 21, 1988 that fails the seven-pay test set out in Section 7702A of the Internal Revenue Code (as amended) and therefore does not receive the preferential tax treatment usually given to life insurance policies.

Monthly Anniversary Date: The monthly anniversary of the Policy Date of your policy. If the Monthly Anniversary Date falls on a date other than a Valuation Date, or if it falls on a date that does not exist in a given month (for example, the 30th of February), the Monthly Anniversary Date will be on the next Valuation Date.

Monthly Deductions: Monthly charges we deduct from the Accumulation Value. These charges include the administrative charge, insurance risk charge, and (if applicable) charges for the LifeFund Benefits and the No Lapse Guarantee Benefit.

Net Cash Value: The Cash Value minus any outstanding Policy Loan. This is the amount we pay you if you surrender the policy.

No Lapse Guarantee Benefit (NLG Benefit), some states call this the Death Benefit Guarantee: As long as you meet certain premium requirements during the effective period, we guarantee that we will not allow the policy to lapse even if the Net Cash Value is insufficient to cover the Monthly Deductions. The length of coverage under this benefit may be shorter in some states. Please consult your registered representative regarding the specifics of this benefit in your state.

Policy Anniversary: A twelve-month anniversary of the Policy Date of your policy.

Policy Date: Assuming we issue the policy, it is generally the later of either the date of underwriting approval, or the date we receive your initial premium. It is used to determine the Monthly Anniversary Date, the Policy Anniversary, and the Policy Year.

Policy Loan: You may borrow from us using the policy as security. You pay interest on your loan in advance. The Policy Loan is the total of any outstanding loans you made on your policy, including interest paid in advance during the current Policy Year. This is your indebtedness to us for loans secured by the policy.

Policy Year: A period of 12 months beginning with the Policy Date and each Policy Anniversary after that.

Preferred Settlement Value (PSV): Part of the LifeFund Benefits package. The PSV may provide increased income at certain ages if you Annuitize the policy and elect a lifetime annuity option, or it may increase the amount of the death benefit proceeds we pay to your beneficiary. Some states may calculate the amount of the PSV differently. Please consult your registered representative regarding the availability and specifics of this benefit in your state.

Reallocation Date: the date that occurs 30 days after the policy is released to an active status in our processing system, or if the initial premium is collected when the policy is delivered, 30 days after the anticipated delivery date. This is the date when we allocate your initial premium to the investment choices you selected on your application.

Separate Account: Allianz Life Variable Account A is the Separate Account that issues this policy. It is a separate investment account of Allianz Life. The Separate Account holds the assets invested in the variable investment options that underlie the policies.

Service Center: The USAllianz Service Center. Our Service Center address and phone number are on the back cover of this prospectus.

Specified Amount: The amount of death benefit coverage you choose. We use this amount to determine the total death benefit proceeds we pay to your beneficiary. The minimum amount you may select is $50,000. For policies with LifeFund Benefits, the maximum Specified Amount is $1,000,000. Changes to the Specified Amount will affect your Target Premium, Monthly Deductions, and an additional surrender charge schedule will apply for a Specified Amount increase.

Specified Amount Portions: The initial Specified Amount and each Specified Amount increase still in effect are Specified Amount Portions.

Table of Death Benefit Factors: This table reflects the impact of the Internal Revenue Service requirements regarding the qualification of policies as life insurance for federal tax purposes. We include this table in your policy and we use it in calculating the death benefit proceeds we pay to your beneficiary. We base the table on the following characteristics of the insured: smoking status, sex (if allowed), risk classification and attained Age at time of death. The factors will have a range from 1.00 to 14.41.

Target Premium: The minimum monthly premium needed to keep the policy in force while the No Lapse Guarantee Benefit is in effect regardless of the performance of your selected variable investment options.

Valuation Date: Each day the New York Stock Exchange is open for business.

Valuation Period (Business Day): The period beginning with the close of business of the New York Stock Exchange (usually 4:00 p.m. Eastern Time) and ending on the close of business for the next Valuation Date.

21.      TABLE OF CONTENTS FOR THE STATEMENT OF ADDITIONAL INFORMATION


The Insurance Company
The Separate Account
Distribution of the Policies
Independent Public Accountants
Other Service Providers
Performance
Illustrations
Financial Statements

22.      PRIVACY NOTICE

We Care About Your Privacy!

In compliance with Gramm-Leach-Bliley (GLB), this notice describes the privacy policy and practices followed by Allianz Life and their affiliated companies (herein referred to as "Allianz").

Your privacy is a high priority for us and it will be treated with the highest degree of confidentiality. In order for us to be able to provide these insurance products and services, we need to collect certain information from you. However, we want to emphasize that we are committed to maintaining the privacy of this information in accordance with law. All individuals with access to personal information about our customers are required to follow this policy.

Non-public Information Collected

o Information we receive from you on insurance and annuity applications, claim forms or other forms such as your name, address, date and location of birth, marital status, sex, social security number, medical information, beneficiary information, etc.

o Information about your transactions with us, our affiliates or others such as premium payment history, tax information, investment information, and accounting information; and

o Information we receive from consumer reporting agencies, such as your credit history.

Non-public Information Disclosed

o We may provide the non-public information that we collect to affiliated or nonaffiliated persons or entities involved in the underwriting, processing, servicing and marketing of your Allianz insurance products. We will not provide this information to a nonaffiliated third party unless we have a written agreement that requires the third party to protect the confidentiality of this information.

o We may have to provide the above described non-public information that we collect to authorized persons or entities to comply with a subpoena or summons by federal, state or local authorities and to respond to judicial process or regulatory authorities having jurisdiction over our company for examination, compliance or other purposes as required by law.

o We do not disclose any non-public personal information about our customers to anyone except as permitted or required by law.

Confidentiality and Security of Your Non-public Personal Information

o We restrict access of non-public personal information about you to only those persons who need to know about that information to underwrite, process, service or market Allianz insurance products and services.

o We maintain physical, electronic, and procedural safeguards that comply with state and federal standards to guard your non-public personal information.

o If we become aware that an item of personal information may be materially inaccurate, we will make reasonable effort to re-verify its accuracy and correct any error as appropriate.

Information about Former Customers

Allianz maintains non-public information about our former customers on a confidential and secure basis. If any such disclosure is made, it would be for reasons and under the conditions described in this notice. We do not disclose any non-public personal information about our former customers to anyone except as permitted or required by law.

Further Information

o You have a right to access and request correction of your personal information that is recorded with Allianz. o Information obtained from a report prepared by an insurance support organization may be retained by the insurance support organization and disclosed to other persons.

* You are entitled to receive, upon request to Allianz, a record of any subsequent disclosures of medical record information made by Allianz including the following:

     1. the name, address and institutional affiliation, if any, of each person receiving or examining the medical information during the preceding three years prior to your receipt of this privacy notice;

     2.   the date of the receipt or examination; and

     3.   to the extent practicable, a description of the information disclosed.

     * For Montana residents only

If you have any questions about our privacy policy, please write, call, or email:

Allianz Life Insurance Company of North America
PO Box 1344
Minneapolis, MN  55440-1344
(800) 328-5600
www.allianzlife.com

23.      APPENDIX A:  ANNUAL EXPENSES FOR EACH VARIABLE INVESTMENT OPTION

This table describes in detail the annual expenses for each of the variable investment options. We show the expenses as a percentage of a variable investment option's average daily net assets for the most recent fiscal year. Except for the USAZ Funds and the PIMCO VIT portfolios, neither the variable investment options nor their advisers are affiliated with Allianz Life.

[THIS INFORMATION IS AS OF 12/31/01. WE WILL UPDATE THIS INFORMATION UPON AMENDMENT.]

-----------------------------------------------------------------------------------------------------------
                                     Annual operating expenses before fee waivers or
                                                  expense reimbursements
                                    -------------------------------------------------       Total annual
                                                                                         operating expenses
                                                                                         after fee waivers
Variable investment option              Management  12b-1        Other                       or expense
                                          fees      fees**     expenses       Total        reimbursements
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------
USAZ AIM Basic Value Fund (1)            .75%         .25%       .10%         1.10%           1.10%
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------
USAZ AIM Blue Chip Fund (1)               .80         .25         .10         1.15            1.15
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------
USAZ AIM Dent Demographic Trends          .85         .25         .10         1.20            1.20
Fund (1)
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------
USAZ AIM International Equity Fund        .90         .25         .10         1.25            1.25
(1)
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------
USAZ Alliance Capital Growth and         1.00         .25        2.03         3.28            1.10
Income Fund (1)
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------
USAZ Alliance Capital Large Cap          1.00         .25        2.11         3.36            1.10
Growth Fund (1)
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------
USAZ Alliance Capital Technology         1.00         .25        1.94         3.19            1.25
Fund (1)
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------
Davis VA Financial Portfolio              .75          --         .25         1.00            1.00
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------
Davis VA Value Portfolio                  .75          --         .12          .87             .87
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------
Dreyfus Small Cap Stock Index             .35         .25         --           .60             .60
Fund-Service Shares(1)
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------
Dreyfus Stock Index Fund-Service          .25         .25         .07          .57             .57
Shares
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------
Franklin Global Communications            .52         .25         .03          .80             .80
Securities Fund - Class 2 (2), (3)
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------
Franklin Growth and Income                .48         .25         .03          .76             .76
Securities Fund - Class 2 (2), (3)
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------
Franklin High Income Fund - Class         .57         .25         .05          .87             .87
2 (2), (3)
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------
Franklin Income Securities Fund -         .49         .25         .04          .78             .78
Class 2 (2), (3)
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------
Franklin Large Cap Growth                 .75         .25         .03         1.03            1.03
Securities Fund - Class 2 (2), (3)
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------
Franklin Real Estate Fund - Class         .56         .25         .03          .84             .84
2 (2), (3)
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------
Franklin Rising Dividends                 .75         .25         .02         1.02            1.01
Securities Fund - Class 2 (2), (3)
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------
Franklin Small Cap Fund - Class (2)       .53         .25         .31         1.09            1.01
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------
Franklin Small Cap Value                  .60         .25         .20         1.05            1.02
Securities Fund - Class 2 (2)
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------
Franklin U.S. Government Fund -           .51         .25         .02          .78             .78
Class 2 (2), (3)
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------
Franklin Zero Coupon Fund 2005 -          .63          --         .05          .68             .68
Class 1 (3)
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------
Franklin Zero Coupon Fund 2010 -          .63          --         .05          .68             .68
Class 1 (3)
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------
Mutual Discovery Securities Fund -        .80         .25         .22         1.27            1.27
Class 2 (2)
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------
Mutual Shares Securities Fund -           .60         .25         .19         1.04            1.04
Class 2 (2)
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------
Templeton Developing Markets             1.25         .25         .32         1.82            1.82
Securities Fund - Class 2 (2)
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------
Templeton Foreign Securities Fund         .69         .25         .22         1.16            1.15
- Class 2 (2)
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------
Templeton Growth Securities Fund -        .80         .25         .05         1.10            1.10
Class 2 (2), (3)
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------
USAZ Templeton Developed Markets          .88         .25        2.43         3.56            1.25
Fund (1)
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------
Jennison 20/20 Focus Portfolio -          .75         .25         .33         1.33            1.33
Class 2 (1)
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------
SP Jennison International Growth          .85         .25        1.16         2.26          2.26 (4)
Portfolio - Class 2
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------
SP Strategic Partners Focused             .90         .25        1.86         3.01          3.01 (4)
Growth Portfolio - Class 2
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------
Oppenheimer Global Securities             .64          --         .06          .70             .70
Fund/VA
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------
Oppenheimer High Income Fund/VA           .74          --         .05          .79             .79
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------
Oppenheimer Main Street Growth &          .68          --         .05          .73             .73
Income Fund/VA
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------
USAZ Oppenheimer Emerging Growth          .85         .25         .15         1.25            1.25
Fund (1)
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------
PIMCO VIT High Yield Portfolio -          .25          --         .51          .76             .75
Admin. Class
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------
PIMCO VIT StocksPLUS Growth and           .40          --         .27          .67             .67
Income Portfolio - Admin. Class
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------
PIMCO VIT Total Return Portfolio-         .25          --         .41          .66             .65
Admin. Class
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------
USAZ PIMCO Growth and Income Fund         .75         .25        2.70         3.70            1.10
(1)
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------
USAZ PIMCO Renaissance Fund  (1)          .75         .25        1.96         2.96            1.10
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------
USAZ PIMCO Value Fund  (1)                .75         .25        2.43         3.43            1.10
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------
Seligman Small-Cap Value Portfolio       1.00          --         .22         1.22          1.22 (5)
- Class 1
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------
USAZ Money Market Fund  (1)               .35         .25         .61         1.21             .90
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------
USAZ  Van Kampen Aggressive Growth        .90         .25        6.44         7.59            1.25
Fund (1)
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------
USAZ Van Kampen Comstock Fund (1)         .77         .25        1.99         3.01            1.20
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------
USAZ Van Kampen Emerging Growth           .85         .25        2.71         3.81            1.10
Fund (1)
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------
USAZ Van Kampen Growth and Income         .77         .25        1.69         2.71            1.10
Fund (1)
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------
USAZ Van Kampen Growth Fund (1)           .85         .25        3.36         4.46            1.20
-----------------------------------------------------------------------------------------------------------

** The12b-1 fees cover certain distribution and shareholder support services provided by the companies selling policies. Our principal underwriter (USAllianz Investor Services, LLC) will receive 12b-1 fees.

(1) The USAZ AIM Basic Value Fund, USAZ AIM Blue Chip Fund, USAZ AIM Dent Demographic Trends Fund, USAZ AIM International Equity Fund, Dreyfus Small Cap Stock Index Fund, Jennison 20/20 Focus Portfolio and the USAZ Oppenheimer Emerging Growth Fund commenced operations as of May 1, 2002. The expenses shown above for these variable investment options are estimated for the current fiscal year. The adviser will assume certain USAZ Fund expenses and they designated an annual expense limit for each variable investment option that we reflect in the expenses listed above.

(2) For the variable investment options of Franklin Templeton Variable Insurance Products Trust, Class 2 shares have a distribution plan which is referred to as a rule 12b-1 plan. See "Fund Account Policies" in the Franklin Templeton Variable Insurance Products Trust prospectus for more information about the rule 12b-1 plan.

(3)  The administration fee is paid indirectly through the management fee.

(4) These variable investment options voluntarily agreed to reimburse "other expenses." The amount of the reimbursement for the SP Jennison International Growth Portfolio is 0.62% and for the SP Strategic Partners Focused Growth Portfolio it is 1.60%. These reimbursements are voluntary and may be terminated at any time.

(5) Effective March 1, 2001, J & W. Seligman & Co. Incorporated ("Seligman") voluntarily agreed to reimburse expenses of Seligman Small-Cap Value Portfolio, other than "management fees" and "12b-1 fees," that exceed 0.20%. Prior to that date, Seligman reimbursed all expenses, other than "management fees" and "12b-1 fees." There is no assurance that Seligman will continue this policy in the future.

NOTE:  THIS IS THE BACK COVER

24.    ADDITIONAL INFORMATION

A Statement of Additional Information (SAI) dated the same date as this prospectus includes additional information about us, the policy and the Separate Account. The SAI is in incorporated by reference into this prospectus and its table of contents appears in Section 21 of this prospectus. It is filed with the SEC and is available without charge by contacting us at the phone number or address listed below.

In order to help you understand how your policy values vary over time and under different sets of assumptions, we will provide you with certain personalized illustrations upon request and free of charge. You can request illustrations at any time by contacting your registered representative. Illustrations demonstrate how Accumulation Values, Net Cash Values, death benefits, and (if applicable) the Preferred Settlement Value of a policy change based on the investment experience of the variable investment options or the hypothetical rate of return. The illustrations are hypothetical and may not be used to project or predict investment results.

You may also review and copy information about us, the Separate Account, the prospectus and the SAI at the SEC's Public Reference Room in Washington, D.C. You may obtain information about the operation of the Public Reference Room by calling 1-202-942-8090.

The SEC also maintains a web site (http://www.sec.gov). The prospectus, the SAI and other information about the policy are available on the EDGAR database on the SEC's web site. If you do not have access to the web site you can get copies of information from the web site upon payment of a duplication fee by writing to:

     Public Reference Section of the Commission
     450 Fifth Street NW
     Washington, DC 20549-0102

You may contact us at:
     Allianz Life Insurance Company of North America
     5701 Golden Hills Drive
     Golden Valley, MN  55416-1297
     1-800-542-5427

If you need service (such as changes in policy information, inquiry into policy values, to request a loan or surrender, etc.), please contact our service center:

     USAllianz Service Center
     300 Berwyn Park
     P.O. Box 3031 Berwyn, PA 19312-0031
     1-800-792-7198


Investment Company Act File No. 811-04965

                   PART B: STATEMENT OF ADDITIONAL INFORMATION

                       STATEMENT OF ADDITIONAL INFORMATION

                                       for

                          USALLIANZ VARIABLE LIFEFUND(SM)

                 FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY

                                    issued by

                         ALLIANZ LIFE VARIABLE ACCOUNT A

                                       and

                 ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA

                                 _________, 2002


This Statement of Additional Information (SAI) is not a prospectus. It should be read together with the prospectus dated the same date as this SAI. You may obtain a prospectus by writing or calling us at the address or telephone number listed below. The prospectus is incorporated in this SAI by reference.

All references in this SAI to "Allianz Life," "we," "us" and "our" refer to Allianz Life Insurance Company of North America. All references to "you" and "your" refer to the policy owner.

Allianz Life Insurance Company of North America
5701 Golden Hills Drive
Golden Valley, MN  55416
1-800-542-5427

Table of Contents
The Insurance Company
The Separate Account
Distribution of the Policies
Independent Public Accountants
Other Service Providers
Performance
Illustrations
Financial Statements

THE INSURANCE COMPANY

Allianz Life Insurance Company of North America is a life insurance company organized under the laws of the state of Minnesota in 1896. We offer fixed life insurance and annuities, variable life insurance and annuities, long-term care insurance, and life, annuity and health care reinsurance. We are a wholly owned subsidiary of Allianz Versicherungs-AG Holding (Allianz AG). Allianz AG is headquartered in Munich, Germany, and has subsidiaries throughout the world.

On October 1, 1999, Allianz Life acquired Life USA Holding, Inc. (Holding) a corporation organized under Chapter 302A of the Minnesota Statutes. As a result, Holding became a wholly owned subsidiary of Allianz Life. On June 30, 2000, Holding was merged into its subsidiary, LifeUSA Insurance Company (LifeUSA) a Minnesota domiciled insurance company. LifeUSA was the surviving corporation of this merger without changing its name. On July 1, 2002, LifeUSA was formally merged into Allianz Life with Allianz Life as the surviving corporation without changing its name.

THE SEPARATE ACCOUNT

Allianz Life Variable Account A (the Separate Account) is a separate investment account of Allianz Life. We established the Separate Account on May 31, 1985 under the insurance law of Minnesota. The Separate Account is registered with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940. The SEC does not supervise our management of the Separate Account.

DISTRIBUTION OF THE POLICIES

Our wholly owned subsidiary, USAllianz Investor Services, LLC (USAllianz), serves as both the principal underwriter and distributor for the policies. USAllianz is a limited liability company organized in Minnesota on November 20, 1996, and is located at 5701 Golden Hills Drive, Golden Valley, MN 55416. USAllianz is also a broker-dealer registered under the Securities and Exchange Act of 1934 (1934 Act), as well as with the securities commissions in the states in which it operates, and is a member of the National Association of Securities Dealers, Inc. (NASD).

We base underwriting on the individual insured's risk characteristics including age, amount of insurance, smoking status and information provided in the application for insurance. Based on that information, we may order investigative reports, telephone interviews, medical information and/or exams, and obtain financial information in order to determine underwriting classifications.

No group underwriting is assumed or used with this contract.

The underwriting classes permitted are standard smoker and nonsmoker, and substandard nonsmoker with table ratings to provide availability of coverage up to 250% of expected mortality. The standard class includes typical mortality tables to class 4. The guaranteed standard mortality rate basis is 1980 Commissioner's Standard Ordinary Smoker and Nonsmoker, Male and Female, age last birthday. Substandard rates are corresponding multiples of this table.

We offer the policies to the public through US Allianz on a continuous basis. We anticipate continuing to offer the policies, but reserve the right to discontinue the offering. The policies are sold by licensed insurance agents who are:

o    registered representatives of broker-dealers.

o    authorized by applicable law to sell variable life insurance policies.

o    registered with the NASD and with the states in which they do business.

Generally, we will pay broker-dealers commissions and expense reimbursements up to an amount equal to 105% of your first annualized Target Premium plus 3% of all successive premiums. For policies where we increased the Target Premium to the $50 minimum, and for policies with risk classifications less favorable than standard, we base the commissions we pay on a smaller amount than the Target Premium. We may also pay a commission at an annual rate of 0.25% on the unloaned portion of your Accumulation Value during the first five Policy Years. After the fifth Policy Year, we pay a commission at an annual rate of 0.75% on the unloaned portion of your Accumulation Value. We may also make other compensation options available. We pay an additional commission of 105% on any increase in the annualized Target Premium due to an increase in the Specified Amount. Additionally, broker-dealers may also receive additional compensation if they meet certain production standards.

USAllianz may enter into selling agreements with other broker-dealers registered under the 1934 Act. Under the agreements with those broker-dealers, the commission paid to the broker-dealer on behalf of the registered representative will not exceed those described above. Selling firms may retain a portion of commissions. We pay commissions through the registered broker-dealer, and may pay additional compensation to the broker-dealer and/or reimburse it for portions of policy sales expenses. The registered representative may receive a portion of the expense reimbursement allowance we pay to the broker-dealer.

USAllianz received sales compensation with respect to the policies in the following amounts during the periods indicated:

[We will add this information upon amendment.]

       ------------------- ---------------------------------------------
                             Aggregate Amount of Commissions Paid to
          Fiscal Year                       USAllianz*
       ------------------- ---------------------------------------------
       ------------------- ---------------------------------------------
       2002
       ------------------- ---------------------------------------------
       ------------------- ---------------------------------------------
       2001
       ------------------- ---------------------------------------------
       ------------------- ---------------------------------------------
       2000
       ------------------- ---------------------------------------------

* Includes sales compensation paid to registered representatives of USAllianz.

USAllianz does not retain any portion of the sales commissions for the policies. However, USAllianz's operating and other expenses are paid for by Allianz Life. Also, USAllianz receives 12b-1 fees from several of the variable investment options available under the policy.

We intend to recoup commissions and other sales expenses through fees and charges imposed under the policy. Commissions paid on the policy, including other incentives or payments, are not charged directly to the policy owners or to the Separate Account.

INDEPENDENT PUBLIC ACCOUNTANTS

KPMG LLP is the independent public accountant for our financial statements and the financial statements and highlights of the Separate Account. KPMG LLP is located at 4200 Wells Fargo Center, 90 South Seventh Street, Minneapolis, MN 55402-3903. KPMG LLP is responsible for auditing the financial statements and providing us with an expert opinion. They conduct audits in accordance with auditing standards generally accepted in the United States of America. Those standards require them to plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights. It also includes assessing the accounting principles used and significant estimates made by us, as well as evaluating the overall financial statement and financial highlights presentation.

OTHER SERVICE PROVIDERS

Allianz Life has hired Delaware Valley Financial Services, Inc. (DVFS) to perform certain administrative services regarding the policies. DVFS is located at 300 Berwyn Park, Berwyn, Pennsylvania. The administrative services performed by DVFS include:

     o    issuance of the policies,

     o    maintenance of policy owner records,

     o processing and mailing of account statements and other mailings to policy owners, and

     o    routine customer service including:

          -    responding to policy owner correspondence and inquiries,

          -    processing of policy changes,

          -    processing surrender requests (both partial and total),

          -    processing loans,

          -    processing claims, and

          -    processing annuitization requests.

PERFORMANCE

We periodically advertise performance of the subaccounts of the Separate Account. We will calculate subaccount performance by determining the percentage change in the value of an Accumulation Unit by dividing the increase (or decrease) in that unit at the end of the period by the value of the Accumulation Unit at the beginning of the period.

We may show performance with or without election of the LifeFund Benefits. Performance numbers will reflect the deduction of the annual mortality and expense risk charge of 0.60% (or 2% with the LifeFund Benefits) and the variable investment option expenses. Performance numbers will not reflect deduction of the surrender charge, the premium charge, the administrative charge, the insurance risk charge, the No Lapse Guarantee Benefit charge, or the LifeFund Benefit charge (if applicable). If these charges were deducted, the performance would be lower. Additionally, performance numbers reflect deduction of the operating expenses of the variable investment options after any fee waiver or expense reimbursement. If we did not include the fee waivers and expense reimbursements the performance would be lower.

In addition to performance figures for the average annual total return, we may also advertise cumulative total return information. We determine cumulative total returns in the same way as average annual total returns except that the results are not annualized.

We show performance from the subaccount inception date (the date the subaccount began investing in the Separate Account). If the variable investment option predates the inception date of the subaccount we show performance from the inception date of the variable investment option with deduction for the policy charges listed above as if the policy existed at that time, which it did not. We may also advertise the performance for the variable investment options. These performance figures do not reflect the deduction of any of the fees or charges of the policy. We base performance on historical data. Past performance does not guarantee future results. The performance figures below do not accurately illustrate how actual investment performance will affect the policy values and benefits because they do not reflect deduction of all applicable policy charges.

Performance(a)  for  policies  with  LifeFund  Benefits  for the  period  ending
September 30, 2002

-------------------------------------------------------------------------------------------------------------------------------
                                                                                                       Since       Variable
                                                                                                     variable     investment
                                                                        Since        Subaccount     investment      option
                                                  5 years  10 years   subaccount   inception date     option       inception
       Variable investment option         1 year                      inception                      inception       date
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
USAZ AIM Basic Value Fund                  N/A      N/A      N/A      -29.29(b)        5/1/02        -29.29(b)      5/1/02
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
USAZ AIM Blue Chip Fund                    N/A      N/A      N/A      -23.74(b)        5/1/02        -23.74(b)      5/1/02
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
USAZ AIM Dent Demographic Trends Fund      N/A      N/A      N/A      -28.40(b)        5/1/02        -28.40(b)      5/1/02
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
USAZ AIM International Equity Fund         N/A      N/A      N/A      -21.36(b)        5/1/02        -21.36(b)      5/1/02
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
USAZ Alliance Capital Growth and Income    N/A      N/A      N/A      -27.25(b)        11/5/01       -27.25(b)      11/5/01
Fund
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
USAZ Alliance Capital Large Cap Growth     N/A      N/A      N/A      -29.77(b)        11/5/01       -29.77(b)      11/5/01
Fund
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
USAZ Alliance Capital Technology Fund      N/A      N/A      N/A      -44.80(b)        11/5/01       -44.80(b)      11/5/01
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
Davis VA Financial Portfolio              -16.72    N/A      N/A        -19.46         11/5/01         -7.08        7/1/99
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
Davis VA Value Portfolio                  -14.67    N/A      N/A        -17.80         11/5/01         -8.82        7/1/99
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
Dreyfus Small Cap Stock Index Fund -       N/A      N/A      N/A      -27.09(b)        5/1/02        -27.09(b)      5/1/02
Service Shares
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
Dreyfus Stock Index Fund - Service        -22.73    N/A      N/A        -25.24         5/1/02         -25.06       12/29/00
Shares
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
Franklin Global Communications            -37.70   -15.00   -4.52       -0.28          1/24/89         -0.28        1/24/89
Securities Fund - Class 2 (c), (d)
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
Franklin Growth and Income Securities     -18.50   -1.81     5.92        5.41          1/24/89         5.41         1/24/89
Fund - Class 2 (c), (d)
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
Franklin High Income Fund -               -9.46    -6.30     1.22        2.74          1/24/89         2.74         1/24/89
Class 2 (c), (d)
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
Franklin Income Securities Fund - Class   -6.12     0.95     4.97        6.66         11/11/89         6.60         1/24/89
2 (c), (d)
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
Franklin Large Cap Growth Securities      -22.49   -1.57     N/A         3.33          5/1/96          3.33         5/1/96
Fund - Class 2 (c), (d)
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
Franklin Real Estate Fund -                6.31     0.32     8.55        7.64          1/24/89         7.64         1/24/89
Class 2 (c), (d)
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
Franklin Rising Dividends Securities       2.99     2.51     7.69        7.46          1/27/92         7.46         1/27/92
Fund - Class 2 (c), (d)
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
Franklin Small Cap Fund -                 -23.44   -5.87     N/A         2.53          11/1/95         2.53         11/1/95
Class 2 (c), (d)
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
Franklin Small Cap Value Securities -     -0.81     N/A      N/A        -3.54          5/1/98          -3.54        5/1/98
Class 2 (c), (d)
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
Franklin U.S. Government Fund - Class 2    5.83     4.99     4.83        5.74          3/14/89         5.74         3/14/89
(d)
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
Franklin Zero Coupon Fund 2005 - Class     6.72     5.98     6.54        7.77          3/14/89         7.77         3/14/89
1 (c)
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
Franklin Zero Coupon Fund 2010 - Class    13.73     7.83     8.75        9.00          3/14/89         9.00         3/14/89
1 (c)
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
Mutual Discovery Securities Fund -        -6.84     0.81     N/A         4.05          11/8/96         4.05         11/8/96
Class 2 (c), (d)
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
Mutual Shares Securities Fund - Class 2   -10.31    1.49     N/A         4.29          11/8/96         4.29         11/8/96
(c), (d)
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
Templeton Developing Markets Securities    1.92    -13.02    N/A        -4.73          3/15/94         -4.73        3/15/94
Fund - Class 2 (c), (e), (f)
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
Templeton Foreign Securities Fund -       -17.21   -7.44     2.90        2.34          1/27/92         2.34         1/27/92
Class 2 (c), (e), (g)
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
Templeton Growth Securities Fund -        -16.59   -3.13     N/A         3.70          3/15/94         3.70         3/15/94
Class 2 (c), (d)
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
USAZ Templeton Developed Markets           N/A      N/A      N/A      -17.19(b)        11/5/01       -17.19(b)      11/5/01
Securities Fund - Class 2
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
Jennison 20/20 Focus Portfolio - Class 2  -21.03    N/A      N/A        -24.71         5/1/02         -17.70       12/15/00
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
SP Jennison International Growth          -19.37    N/A      N/A        -34.30         5/1/01         -34.50       12/15/00
Portfolio - Class 2
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
SP Strategic Partners Focused Growth      -19.68    N/A      N/A        -30.19         5/1/01         -27.66       12/15/00
Portfolio - Class 2
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
Oppenheimer Global Securities Fund/VA     -13.16    2.28     9.24       -20.88         11/5/01         7.18        11/12/90
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
Oppenheimer High Income Fund/VA           -3.38    -2.60     4.15       -6.21          11/5/01         6.84         4/30/86
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
Oppenheimer Main Street Growth & Income   -17.82   -5.48     N/A        -20.88         11/5/01         6.19         7/5/95
Fund/VA
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
USAZ Oppenheimer Emerging Growth Fund/VA   N/A      N/A      N/A      -28.60(b)        5/1/02        -28.60(b)      5/1/02
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
PIMCO VIT High Yield Portfolio - Admin.   -6.68     N/A      N/A        -9.35          11/5/01         -2.73        4/30/98
Class
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
PIMCO VIT StocksPLUS Growth and Income    -21.53    N/A      N/A        -25.86         11/5/01         -3.96       12/31/97
Portfolio - Admin. Class
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
PIMCO VIT Total Return Portfolio -         4.52     N/A      N/A         2.81          11/5/01         4.77        12/31/97
Admin. Class
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
USAZ PIMCO Growth and Income Fund          N/A      N/A      N/A      -20.60(b)        11/5/01       -20.60(b)      11/5/01
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
USAZ PIMCO Renaissance Fund                N/A      N/A      N/A      -29.85(b)        11/5/01       -29.85(b)      11/5/01
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
USAZ PIMCO Value Fund                      N/A      N/A      N/A      -29.43(b)        11/5/01       -29.43(b)      11/5/01
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
Seligman Small-Cap Value Portfolio -      -4.73     N/A      N/A        -10.11         11/5/01         6.78         5/1/98
Class 1
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
USAZ Money Market Fund                    -0.96     N/A      N/A        -0.95          11/5/01         1.38         2/1/00
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
USAZ Van Kampen Aggressive Growth Fund    -22.17    N/A      N/A        -34.33         5/1/01         -34.33        5/1/01
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
USAZ Van Kampen Comstock Fund             -24.02    N/A      N/A        -25.05         5/1/01         -25.05        5/1/01
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
USAZ Van Kampen Emerging Growth Fund      -24.85    N/A      N/A        -28.39         5/1/01         -28.39        5/1/01
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
USAZ Van Kampen Growth and Income Fund    -17.13    N/A      N/A        -18.56         5/1/01         -18.56        5/1/01
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
USAZ Van Kampen Growth Fund               -13.41    N/A      N/A        -22.80         5/1/01         -22.80        5/1/01
-------------------------------------------------------------------------------------------------------------------------------

(a) All figures reflect deduction of a 2% mortality and risk charge and the fees and expenses of the variable investment options.
(b)  Cumulative return, not annualized.
(c) Ongoing stock market volatility can dramatically change the variable investment options' short-term performance; current results may differ.
(d) Because Class 2 shares were not offered until 1/6/99, standardized Class 2 performance for prior periods represents historical results of Class 1 shares. For periods beginning 1/6/99, Class 2's results reflect an additional 12b-1 fee expense, which also affects future performance.
(e) Because Class 2 shares were not offered until 5/1/97, standardized Class 2 performance for prior periods represents historical results of Class 1 shares. For periods beginning 5/1/97, Class 2's results reflect an additional 12b-1 fee expense, which also affects future performance.
(f) Performance prior to the 5/1/00 merger reflects the historical performance of the Templeton Developing Markets Fund.
(g) Performance prior to the 5/1/00 merger reflects the historical performance of the Templeton International Fund.


Performance(a)  for policies  without  LifeFund  Benefits for the period  ending
September 30, 2002

-------------------------------------------------------------------------------------------------------------------------------
                                                                                                       Since       Variable
                                                                                                     variable     investment
                                                                        Since        Subaccount     investment      option
                                                  5 years  10 years   subaccount   inception date     option       inception
       Variable investment option         1 year                      inception                      inception       date
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
USAZ AIM Basic Value Fund                  N/A      N/A      N/A      -28.88(b)        5/1/02        -28.88(b)      5/1/02
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
USAZ AIM Blue Chip Fund                    N/A      N/A      N/A      -23.29(b)        5/1/02        -23.29(b)      5/1/02
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
USAZ AIM Dent Demographic Trends Fund      N/A      N/A      N/A      -27.98(b)        5/1/02        -27.98(b)      5/1/02
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
USAZ AIM International Equity Fund         N/A      N/A      N/A      -20.90(b)        5/1/02        -20.90(b)      5/1/02
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
USAZ Alliance Capital Growth and Income    N/A      N/A      N/A      -26.33(b)        11/5/01       -26.33(b)      11/5/01
Fund
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
USAZ Alliance Capital Large Cap Growth     N/A      N/A      N/A      -28.88(b)        11/5/01       -28.88(b)      11/5/01
Fund
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
USAZ Alliance Capital Technology Fund      N/A      N/A      N/A      -44.10(b)        11/5/01       -44.10(b)      11/5/01
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
Davis VA Financial Portfolio              -15.54    N/A      N/A        -18.44         11/5/01         -5.77        7/1/99
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
Davis VA Value Portfolio                  -13.46    N/A      N/A        -16.76         11/5/01         -7.54        7/1/99
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
Dreyfus Small Cap Stock Index Fund -       N/A      N/A      N/A      -26.66(b)        5/1/02        -26.66(b)      5/1/02
Service Shares
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
Dreyfus Stock Index Fund - Service        -21.64    N/A      N/A        -24.80         5/1/02         -24.00       12/29/00
Shares
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
Franklin Global Communications            -36.82   -13.80   -3.17        1.11          1/24/89         1.11         1/24/89
Securities Fund - Class 2 (c), (d)
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
Franklin Growth and Income Securities     -17.34   -0.42     7.42        6.88          1/24/89         6.88         1/24/89
Fund - Class 2 (c), (d)
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
Franklin High Income Fund -               -8.18    -4.98     2.65        4.17          1/24/89         4.17         1/24/89
Class 2 (c), (d)
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
Franklin Income Securities Fund - Class   -4.79     2.37     6.45        8.17         11/11/89         8.09         1/24/89
2 (c), (d)
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
Franklin Large Cap Growth Securities      -21.39   -0.18     N/A         4.79          5/1/96          4.79         5/1/96
Fund - Class 2 (c), (d)
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
Franklin Real Estate Fund -                7.82     1.73    10.08        9.13          1/24/89         9.13         1/24/89
Class 2 (c), (d)
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
Franklin Rising Dividends Securities       4.45     3.96     9.21        8.97          1/27/92         8.97         1/27/92
Fund - Class 2 (c), (d)
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
Franklin Small Cap Fund -                 -22.35   -4.54     N/A         3.98          11/1/95         3.98         11/1/95
Class 2 (c), (d)
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
Franklin Small Cap Value Securities -      0.60     N/A      N/A        -2.18          5/1/98          -2.18        5/1/98
Class 2 (c), (d)
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
Franklin U.S. Government Fund - Class 2    7.33     6.47     6.31        7.23          3/14/89         7.23         3/14/89
(d)
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
Franklin Zero Coupon Fund 2005 - Class     8.24     7.47     8.05        9.29          3/14/89         9.29         3/14/89
1 (c)
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
Franklin Zero Coupon Fund 2010 - Class    15.34     9.35    10.28       10.53          3/14/89         10.53        3/14/89
1 (c)
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
Mutual Discovery Securities Fund -        -5.52     2.23     N/A         5.52          11/8/96         5.52         11/8/96
Class 2 (c), (d)
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
Mutual Shares Securities Fund - Class 2   -9.03     2.92     N/A         5.76          11/8/96         5.76         11/8/96
(c), (d)
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
Templeton Developing Markets Securities    3.37    -11.79    N/A        -3.39          3/15/94         -3.39        3/15/94
Fund - Class 2 (c), (e), (f)
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
Templeton Foreign Securities Fund -       -16.04   -6.14     4.35        3.77          1/27/92         3.77         1/27/92
Class 2 (c), (e), (g)
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
Templeton Growth Securities Fund -        -15.41   -1.76     N/A         5.16          3/15/94         5.16         3/15/94
Class 2 (c), (d)
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
USAZ Templeton Developed Markets           N/A      N/A      N/A      -16.14(b)        11/5/01       -16.14(b)      11/5/01
Securities Fund - Class 2
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
Jennison 20/20 Focus Portfolio - Class 2  -19.91    N/A      N/A        -24.27         5/1/02         -16.54       12/15/00
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
SP Jennison International Growth          -18.22    N/A      N/A        -33.37         5/1/01         -33.58       12/15/00
Portfolio - Class 2
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
SP Strategic Partners Focused Growth      -18.54    N/A      N/A        -29.21         5/1/01         -26.64       12/15/00
Portfolio - Class 2
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
Oppenheimer Global Securities Fund/VA     -11.93    3.72    10.78       -19.87         11/5/01         8.69        11/12/90
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
Oppenheimer High Income Fund/VA           -2.01    -1.22     5.61       -5.02          11/5/01         8.34         4/30/86
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
Oppenheimer Main Street Growth & Income   -16.65   -4.14     N/A        -19.88         11/5/01         7.68         7/5/95
Fund/VA
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
USAZ Oppenheimer Emerging Growth Fund/VA   N/A      N/A      N/A      -28.18(b)        5/1/02        -28.18(b)      5/1/02
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
PIMCO VIT High Yield Portfolio - Admin.   -5.36     N/A      N/A        -8.19          11/5/01         -1.36        4/30/98
Class
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
PIMCO VIT StocksPLUS Growth and Income    -20.41    N/A      N/A        -24.92         11/5/01         -2.60       12/31/97
Portfolio - Admin. Class
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
PIMCO VIT Total Return Portfolio -         6.00     N/A      N/A         4.11          11/5/01         6.25        12/31/97
Admin. Class
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
USAZ PIMCO Growth and Income Fund          N/A      N/A      N/A      -19.59(b)        11/5/01       -19.59(b)      11/5/01
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
USAZ PIMCO Renaissance Fund                N/A      N/A      N/A      -28.96(b)        11/5/01       -28.96(b)      11/5/01
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
USAZ PIMCO Value Fund                      N/A      N/A      N/A      -28.53(b)        11/5/01       -28.53(b)      11/5/01
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
Seligman Small-Cap Value Portfolio -      -3.38     N/A      N/A        -8.97          11/5/01         8.28         5/1/98
Class 1
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
USAZ Money Market Fund                     0.44     N/A      N/A         0.31          11/5/01         2.81         2/1/00
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
USAZ Van Kampen Aggressive Growth Fund    -21.07    N/A      N/A        -33.41         5/1/01         -33.41        5/1/01
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
USAZ Van Kampen Comstock Fund             -22.95    N/A      N/A        -24.00         5/1/01         -24.00        5/1/01
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
USAZ Van Kampen Emerging Growth Fund      -23.79    N/A      N/A        -27.38         5/1/01         -27.38        5/1/01
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
USAZ Van Kampen Growth and Income Fund    -15.95    N/A      N/A        -17.41         5/1/01         -17.41        5/1/01
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
USAZ Van Kampen Growth Fund               -12.18    N/A      N/A        -21.72         5/1/01         -21.72        5/1/01
-------------------------------------------------------------------------------------------------------------------------------

(a) All figures reflect deduction of a 0.60% mortality and risk charge and the fees and expenses of the variable investment options.
(b)  Cumulative return, not annualized.
(c) Ongoing stock market volatility can dramatically change the variable investment options' short-term performance; current results may differ.
(d) Because Class 2 shares were not offered until 1/6/99, standardized Class 2 performance for prior periods represents historical results of Class 1 shares. For periods beginning 1/6/99, Class 2's results reflect an additional 12b-1 fee expense, which also affects future performance.
(e) Because Class 2 shares were not offered until 5/1/97, standardized Class 2 performance for prior periods represents historical results of Class 1 shares. For periods beginning 5/1/97, Class 2's results reflect an additional 12b-1 fee expense, which also affects future performance.
(f) Performance prior to the 5/1/00 merger reflects the historical performance of the Templeton Developing Markets Fund. (g) Performance prior to the 5/1/00 merger reflects the historical performance of the Templeton International Fund.

ILLUSTRATIONS

In order to help you understand how your policy values vary over time and under different sets of assumptions, we will provide you with certain personalized illustrations upon request. You can request illustrations at any time by contacting your registered representative. We base illustrations on the age and risk classification of the insured and factors such as the Specified Amount, death benefit option, premium payments, hypothetical rates of return (within certain limitations) that you select or, when available, historical rates of return of the variable investment option(s) that you select. Illustrations will reflect deduction of current policy fees and charges as well as the guaranteed policy fees and charges. We base the cost of insurance rate on the death benefit option, the Specified Amount, how long the policy has been in force and the following characteristics of the insured: Age, sex (if allowed) and risk classification. We also base the cost of insurance rate on the total effective Specified Amount, which is divided into three "bands":

     |X|  band one is a total effective Specified Amount of less than $100,000;

     |X| band two is a total effective Specified Amount of $100,000 - $499,999, and

     |X|  band three is a total effective Specified Amount of $500,000 or more.

Band three has the lowest cost of insurance rates and band one has the highest rates.

Illustrations demonstrate how Accumulation Values, Net Cash Values, death benefits, and (if applicable) the Preferred Settlement Value of a policy change based on the investment experience of the variable investment options or the hypothetical rate of return. The illustrations are hypothetical and may not be used to project or predict investment results.

The following tables reflect a 35 year old male insured with a standard, nonsmoker risk classification and deduction of the guaranteed policy fees and charges. The tables assume:

     o the owner elects an initial Specified Amount of $100,000 and does not change it;

     o    the owner elects LifeFund Benefits;

     o    the owner pays an annual stipulated premium of $1,200;

     o    the owner does not take any loans;

     o    the owner does not invest in the fixed account;

     o deduction of the guaranteed 5% premium charge from the annual premium payment;

     o deduction of a surrender charge of $2,070 from the Net Cash Value for Policy Years one through 15 (the surrender charge decreases to zero for years 10 through 15);

     o deduction of the guaranteed $15 monthly administrative charge from the Accumulation Value;

     o deduction of $1 per month for the No Lapse Guarantee Benefit charge from the Accumulation Value;

     o an insurance risk charge of $14.36 (the rate is 0.14400 per Specified Amount Portion; this value increases as the insured ages) and the LifeFund Benefit charge of $21.92; we deduct these charges from the Accumulation Value monthly; and

     o    level hypothetical gross rates of return of 0%, 6% and 12% annually.


The following tables also reflect the fact that the net investment return of the subaccounts is lower than the gross investment return on the assets held in the subaccounts because of the charges assessed on amounts in the subaccounts. In the following illustrations we assume that the average annual Management fee for the variable investment options equals 0.70% and that the total annual operating expenses equal 1.71% of the variable investment options net assets. These percentages represent the average of these fees charged in 2001 before expense reimbursements or waivers. [WE WILL UPDATE THIS INFORMATION UPON AMENDMENT.] We will also assess a mortality and expense risk charge of 2.00% of the average daily net assets of the subaccount. After taking these expenses and charges into consideration, the illustrated gross annual investment rates of 0%, 6% and 12% are equivalent to net rates of -3.71%, 2.29% and 8.29%. [WE WILL UPDATE THIS INFORMATION UPON AMENDMENT.]


If the insured is a smoker or receives a less favorable risk classification, the cost of insurance, surrender charge, and the LifeFund Benefit charge will be greater and the policy values will be less. These charges will be less and the policy values will be greater for a female insured of a comparable risk status. Additionally, the policy values would be different if the rates of return averaged 0%, 6% and 12% over the period of years but fluctuated above and below those averages during individual years. Some states require that the policies contain tables based upon unisex rates. There may also be state specific product features that make the illustrations applicable to you different from the following tables.


                 Allianz Life Insurance Company of North America
         Variable Universal Life With Selection of the LifeFund Benefits
 Maximum Guaranteed Policy Charges and Investment Option Expenses Before Reimbursements or Waivers

Insured: Valued Client                                        Stipulated Annual Premium: $1,200
Male, Age: 35, Nonsmoker Standard                             Annual Target Premium: $1,200
Initial Death Benefit: $100,000                               Payment Frequency: Annual
Initial Death Benefit Option: Option A

             Hypothetical Rate of Return Hypothetical Rate of Return Hypothetical Rate of Return
--------------------------------------------------------------------------------------------------
               0.00% Gross, -3.71% Net     6.00% Gross, 2.29% Net      12.00% Gross, 8.29% Net
--------------------------------------------------------------------------------------------------
Policy                Net                         Net                           Net
Year          Accum   Cash    Death       Accum   Cash     Death       Accum   Cash      Death
Ending  Age   Value   Value   Benefit    Value    Value    Benefit    Value    Value     Benefit
 --------------------------------------------------------------------------------------------------
   1     35    $484      0     $100,000    $532      0     $100,000    $581       0     $100,000

   2     36    $942      0     $100,000   $1,068     0     $100,000   $1,201      0     $100,000

   3     37   $1,372     0     $100,000   $1,606     0     $100,000   $1,862      0     $100,000

   4     38   $1,775     0     $100,000   $2,143    $73    $100,000   $2,565     $495   $100,000

   5     39   $2,151    $81    $100,000   $2,682    $612   $100,000   $3,315    $1,245  $100,000

   6     40   $2,496   $426    $100,000   $3,216   $1,146  $100,000   $4,111    $2,041  $100,000

   7     41   $2,812   $742    $100,000   $3,746   $1,676  $100,000   $4,957    $2,887  $100,000

   8     42   $3,100  $1,030   $100,000   $4,272   $2,202  $100,000   $5,857    $3,787  $100,000

   9     43   $3,358  $1,288   $100,000   $4,791   $2,721  $100,000   $6,815    $4,745  $100,000

   10    44   $3,586  $1,516   $100,000   $5,302   $3,232  $100,000   $7,832    $5,762  $100,000

   15    49   $4,224  $4,224   $100,000   $7,641   $7,641  $100,000   $13,955  $13,955  $100,000

   20    54   $3,807  $3,807   $100,000   $9,269   $9,269  $100,000   $22,183  $22,183  $100,000

   25    59   $1,719  $1,719   $100,000   $9,292   $9,292  $100,000   $33,112  $33,112  $100,000

   30    64     0        0     $100,000   $6,106   $6,106  $100,000   $46,810  $46,810  $120,994

   35    69     *        *        *         *        *         *      $44,137  $44,137  $204,629

   40    74     *        *        *         *        *         *      $56,418  $56,418  $100,000

   45    79     *        *        *         *        *         *      $71,557  $71,557  $100,000

   50    84     *        *        *         *        *         *      $95,261  $95,261  $114,313

   55    89     *        *        *         *        *         *     $125,055  $125,055 $142,562

   60    94     *        *        *         *        *         *     $162,011  $162,011 $176,592

   65    99     *        *        *         *        *         *     $208,570  $208,570 $212,741

* Indicates policy lapse. We would require additional premiums to continue coverage

We emphasize that the hypothetical investment rates of return shown in this illustration are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown and will depend upon a number of factors including your investment allocations and the different rates of return for the variable investment options. The death benefit and Net Cash Value for a policy would be different from those shown if the actual investment rates of return averaged 0%, 6% and 12% over a period of years, but also fluctuated above or below those averages for individual Policy Years. Neither Allianz Life nor the variable investment options make any representation that you can achieve these hypothetical rates of return for any one year or sustain these rates over a period of time.


                 Allianz Life Insurance Company of North America
         Variable Universal Life With Selection of the LifeFund Benefits
 Maximum Guaranteed Policy Charges and Investment Option Expenses Before Reimbursements or Waivers

Insured: Valued Client                                        Stipulated Annual Premium: $1,200
Male, Age: 35, Nonsmoker Standard                             Annual Target Premium: $1,200
Initial Death Benefit: $100,000                               Payment Frequency: Annual
Initial Death Benefit Option: Option B

             Hypothetical Rate of Return Hypothetical Rate of Return Hypothetical Rate of Return
--------------------------------------------------------------------------------------------------
               0.00% Gross, -3.71% Net     6.00% Gross, 2.29% Net      12.00% Gross, 8.29% Net
--------------------------------------------------------------------------------------------------
Policy                Net                         Net                           Net
Year          Accum   Cash    Death       Accum   Cash     Death       Accum   Cash      Death
Ending  Age   Value   Value   Benefit    Value    Value    Benefit    Value    Value     Benefit
 --------------------------------------------------------------------------------------------------
   1     35    $483      0     $100,483    $531      0     $100,531    $579       0     $100,579

   2     36    $939      0     $100,939   $1,064     0     $101,064   $1,197      0     $101,197

   3     37   $1,366     0     $101,366   $1,598     0     $101,598   $1,853      0     $101,853

   4     38   $1,764     0     $101,764   $2,130    $60    $102,130   $2,549     $479   $102,549

   5     39   $2,135    $65    $102,135   $2,662    $592   $102,662   $3,290    $1,220  $103,290

   6     40   $2,474   $404    $102,474   $3,187   $1,117  $103,187   $4,073    $2,003  $104,073

   7     41   $2,783   $713    $102,783   $3,706   $1,636  $103,706   $4,903    $2,833  $104,903

   8     42   $3,062   $992    $103,062   $4,218   $2,148  $104,218   $5,781    $3,711  $105,781

   9     43   $3,311  $1,241   $103,311   $4,721   $2,651  $104,721   $6,711    $4,641  $106,711

   10    44   $3,528  $1,458   $103,528   $5,212   $3,142  $105,212   $7,694    $5,624  $107,694

   15    49   $4,091  $4,091   $104,091   $7,388   $7,388  $107,388   $13,471  $13,471  $113,471

   20    54   $3,564  $3,564   $103,564   $8,685   $8,685  $108,685   $20,766  $20,766  $120,766

   25    59   $1,360  $1,360   $101,360   $8,104   $8,104  $108,104   $29,292  $29,292  $129,292

   30    64     0        0     $100,000   $4,025   $4,025  $104,025   $38,061  $38,061  $138,061

   35    69     *        *        *         *        *         *      $36,475  $36,475  $169,108

   40    74     *        *        *         *        *         *      $30,671  $30,671  $130,671

   45    79     *        *        *         *        *         *      $2,669    $2,669  $102,669

   50    84     *        *        *         *        *         *         *        *           *

   55    89     *        *        *         *        *         *         *        *           *

   60    94     *        *        *         *        *         *         *        *           *

   65    99     *        *        *         *        *         *         *        *           *

* Indicates policy lapse. We would require additional premiums to continue coverage

We emphasize that the hypothetical investment rates of return shown in this illustration are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown and will depend upon a number of factors including your investment allocations and the different rates of return for the variable investment options. The death benefit and Net Cash Value for a policy would be different from those shown if the actual investment rates of return averaged 0%, 6% and 12% over a period of years, but also fluctuated above or below those averages for individual Policy Years. Neither Allianz Life nor the variable investment options make any representation that you can achieve these hypothetical rates of return for any one year or sustain these rates over a period of time.

The following tables reflect a 35 year old male insured with a standard, nonsmoker risk classification and deduction of the current policy fees and charges. The tables assume:

o the owner elects an initial Specified Amount of $100,000 and does not change it;

o    the owner elects LifeFund Benefits;

o    the owner pays an annual stipulated premium of $1,200;

o    the owner does not take any loans;

o    the owner does not invest in the fixed account;

o deduction from the annual premium payment of the current 3.5% premium charge for the first five Policy Years reduced to 1.75%beginning with the sixth Policy Year;

o deduction of a surrender charge of $2,070 from the Net Cash Value for Policy Years one through 15 (the surrender charge decreases to zero for years 10 through 15);

o deduction from the Accumulation Value of the current monthly administrative charge of $14 for the first five Policy Years reduced to $4 beginning with the sixth Policy Year;

o deduction of a $1 per month for the No Lapse Guarantee Benefit charge from the Accumulation Value;

o an insurance risk charge of $14.36 (the rate is 0.14400 per Specified Amount Portion; this value increases as the insured ages) and the LifeFund Benefit charge of $21.92; we deduct these charges from the Accumulation Value monthly; and

o    a level hypothetical gross rate of return of 0%, 6% and 12% annually.

The following tables also reflect the fact that the net investment return of the subaccounts is lower than the gross investment return on the assets held in the subaccounts because of the charges assessed on amounts in the subaccounts. In the following illustrations we assume that the average annual Management fee for the variable investment options equals 0.70% and that the total annual operating expenses equal 1.71% of the variable investment options net assets. These percentages represent the average of these fees charged in 2001 before expense reimbursements or waivers. [WE WILL UPDATE THIS INFORMATION UPON AMENDMENT.] We will also assess a mortality and expense risk charge of 2.00% of the average daily net assets of the subaccount. After taking these expenses and charges into consideration, the illustrated gross annual investment rates of 0%, 6% and 12% are equivalent to net rates of -3.71%, 2.29% and 8.29%. [WE WILL UPDATE THIS INFORMATION UPON AMENDMENT.]

If the insured is a smoker or receives a less favorable risk classification, the cost of insurance, surrender charge, and the LifeFund Benefit charge will be greater and the policy values will be less. These charges will be less and the policy values will be greater for a female insured of a comparable risk status. Additionally, the policy values would be different if the rates of return averaged 0%, 6% and 12% over the period of years but fluctuated above and below those averages during individual years. Some states require that the policies contain tables based upon unisex rates. There may also be state specific product features that make the illustrations applicable to you different from the following tables.


                 Allianz Life Insurance Company of North America
         Variable Universal Life With Selection of the LifeFund Benefits
 Current Policy Charges and Investment Option Expenses Before Reimbursements or Waivers

Insured: Valued Client                                        Stipulated Annual Premium: $1,200
Male, Age: 35, Nonsmoker Standard                             Annual Target Premium: $1,200
Initial Death Benefit: $100,000                               Payment Frequency: Annual
Initial Death Benefit Option: Option A

             Hypothetical Rate of Return Hypothetical Rate of Return Hypothetical Rate of Return
--------------------------------------------------------------------------------------------------
               0.00% Gross, -3.71% Net     6.00% Gross, 2.29% Net      12.00% Gross, 8.29% Net
--------------------------------------------------------------------------------------------------
Policy                Net                         Net                           Net
Year          Accum   Cash    Death       Accum   Cash     Death       Accum   Cash      Death
Ending  Age   Value   Value   Benefit    Value    Value    Benefit    Value    Value     Benefit
 --------------------------------------------------------------------------------------------------
   1     35    $513      0     $100,000    $563      0     $100,000    $613       0     $100,000

   2     36    $999      0     $100,000   $1,130     0     $100,000   $1,268      0     $100,000

   3     37   $1,457     0     $100,000   $1,700     0     $100,000   $1,966      0     $100,000

   4     38   $1,886     0     $100,000   $2,271    $201   $100,000   $2,711     $641   $100,000

   5     39   $2,286   $216    $100,000   $2,843    $773   $100,000   $3,505    $1,435  $100,000

   6     40   $2,815   $745    $100,000   $3,576   $1,506  $100,000   $4,519    $2,449  $100,000

   7     41   $3,342  $1,272   $100,000   $4,344   $2,274  $100,000   $5,637    $3,567  $100,000

   8     42   $3,864  $1,794   $100,000   $5,147   $3,077  $100,000   $6,865    $4,795  $100,000

   9     43   $4,374  $2,304   $100,000   $5,976   $3,906  $100,000   $8,204    $6,134  $100,000

   10    44   $4,864  $2,794   $100,000   $6,823   $4,753  $100,000   $9,654    $7,584  $100,000

   15    49   $6,896  $6,896   $100,000  $11,200  $11,200  $100,000   $18,782  $18,782  $100,000

   20    54   $8,072  $8,072   $100,000  $15,595  $15,595  $100,000   $31,970  $31,970  $100,000

   25    59   $8,157  $8,157   $100,000  $19,669  $19,669  $100,000   $50,200  $50,200  $148,272

   30    64   $6,685  $6,685   $100,000  $22,852  $22,852  $100,000   $74,338  $74,338  $191,913

   35    69   $2,908  $2,908   $100,000  $23,092  $23,092  $107,066   $87,800  $87,800  $405,153

   40    74     *        *        *      $20,742  $20,742  $100,000  $129,513  $129,513 $180,023

   45    79     *        *        *      $11,150  $11,150  $100,000  $186,993  $186,993 $239,351

   50    84     *        *        *         *        *         *     $265,667  $265,667 $318,801

   55    89     *        *        *         *        *         *     $373,081  $373,081 $425,313

   60    94     *        *        *         *        *         *     $521,280  $521,280 $568,195

   65    99     *        *        *         *        *         *     $750,588  $750,588 $765,600

* Indicates policy lapse. We would require additional premiums to continue coverage

We emphasize that the hypothetical investment rates of return shown in this illustration are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown and will depend upon a number of factors including your investment allocations and the different rates of return for the variable investment options. The death benefit and Net Cash Value for a policy would be different from those shown if the actual investment rates of return averaged 0%, 6% and 12% over a period of years, but also fluctuated above or below those averages for individual Policy Years. Neither Allianz Life nor the variable investment options make any representation that you can achieve these hypothetical rates of return for any one year or sustain these rates over a period of time.


                 Allianz Life Insurance Company of North America
         Variable Universal Life With Selection of the LifeFund Benefits
 Current Policy Charges and Investment Option Expenses Before Reimbursements or Waivers

Insured: Valued Client                                        Stipulated Annual Premium: $1,200
Male, Age: 35, Nonsmoker Standard                             Annual Target Premium: $1,200
Initial Death Benefit: $100,000                               Payment Frequency: Annual
Initial Death Benefit Option: Option B

             Hypothetical Rate of Return Hypothetical Rate of Return Hypothetical Rate of Return
--------------------------------------------------------------------------------------------------
               0.00% Gross, -3.71% Net     6.00% Gross, 2.29% Net      12.00% Gross, 8.29% Net
--------------------------------------------------------------------------------------------------
Policy                Net                         Net                           Net
Year          Accum   Cash    Death       Accum   Cash     Death       Accum   Cash      Death
Ending  Age   Value   Value   Benefit    Value    Value    Benefit    Value    Value     Benefit
 --------------------------------------------------------------------------------------------------
   1     35    $512      0     $100,512    $561      0     $100,561    $611       0     $100,611

   2     36    $996      0     $100,996   $1,126     0     $101,126   $1,263      0     $101,263

   3     37   $1,450     0     $101,450   $1,692     0     $101,692   $1,957      0     $101,957

   4     38   $1,875     0     $101,875   $2,257    $187   $102,257   $2,695     $625   $102,695

   5     39   $2,270   $200    $102,270   $2,822    $752   $102,822   $3,479    $1,409  $103,479

   6     40   $2,792   $722    $102,792   $3,546   $1,476  $103,546   $4,480    $2,410  $104,480

   7     41   $3,313  $1,243   $103,313   $4,305   $2,235  $104,305   $5,584    $3,514  $105,584

   8     42   $3,828  $1,758   $103,828   $5,096   $3,026  $105,096   $6,794    $4,724  $106,794

   9     43   $4,332  $2,262   $104,332   $5,913   $3,843  $105,913   $8,112    $6,042  $108,112

   10    44   $4,815  $2,745   $104,815   $6,746   $4,676  $106,746   $9,537    $7,467  $109,537

   15    49   $6,789  $6,789   $106,789  $11,003  $11,003  $111,003   $18,415  $18,415  $118,415

   20    54   $7,854  $7,854   $107,854  $15,120  $15,120  $115,120   $30,893  $30,893  $130,893

   25    59   $7,751  $7,751   $107,751  $18,597  $18,597  $118,597   $48,172  $48,172  $148,172

   30    64   $6,008  $6,008   $106,008  $20,583  $20,583  $120,583   $71,487  $71,487  $184,553

   35    69   $1,973  $1,973   $101,973  $19,823  $19,823  $119,823   $84,611  $84,611  $390,434

   40    74     *        *        *      $14,175  $14,175  $114,175  $117,044  $117,044 $217,044

   45    79     *        *        *        $308     $308   $100,308  $156,711  $156,711 $256,711

   50    84     *        *        *         *        *         *     $202,391  $202,391 $302,391

   55    89     *        *        *         *        *         *     $250,328  $250,328 $350,328

   60    94     *        *        *         *        *         *     $293,986  $293,986 $393,986

   65    99     *        *        *         *        *         *     $325,016  $325,016 $425,016

* Indicates policy lapse. We would require additional premiums to continue coverage

We emphasize that the hypothetical investment rates of return shown in this illustration are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown and will depend upon a number of factors including your investment allocations and the different rates of return for the variable investment options. The death benefit and Net Cash Value for a policy would be different from those shown if the actual investment rates of return averaged 0%, 6% and 12% over a period of years, but also fluctuated above or below those averages for individual Policy Years. Neither Allianz Life nor the variable investment options make any representation that you can achieve these hypothetical rates of return for any one year or sustain these rates over a period of time.

The following tables reflect deduction of the current policy fees and charges as did the previous two tables. However, the following illustrations assume that the average annual Management fee for the variable investment options equals 0.68% and that the total annual operating expenses equal 1.02% of the variable investment options net assets. These percentages represent the average of these fees charged in 2001 after expense reimbursements or waivers. [WE WILL UPDATE THIS INFORMATION UPON AMENDMENT.] We will also assess a mortality and expense risk charge of 2.00% of the average daily net assets of the subaccount. After taking these expenses and charges into consideration, the illustrated gross annual investment rates of 0%, 6% and 12% are equivalent to net rates of -3.02%, 2.98% and 8.98%. [WE WILL UPDATE THIS INFORMATION UPON AMENDMENT.]

If the insured is a smoker or receives a less favorable risk classification, the cost of insurance, surrender charge, and the LifeFund Benefit charge will be greater and the policy values will be less. These charges will be less and the policy values will be greater for a female insured of a comparable risk status. Additionally, the policy values would be different if the rates of return averaged 0%, 6% and 12% over the period of years but fluctuated above and below those averages during individual years. Some states require that the policies contain tables based upon unisex rates. There may also be state specific product features that make the illustrations applicable to you different from the following tables.


                 Allianz Life Insurance Company of North America
         Variable Universal Life With Selection of the LifeFund Benefits
 Current Policy Charges and Investment Option Expenses After Reimbursements or Waivers

Insured: Valued Client                                        Stipulated Annual Premium: $1,200
Male, Age: 35, Nonsmoker Standard                             Annual Target Premium: $1,200
Initial Death Benefit: $100,000                               Payment Frequency: Annual
Initial Death Benefit Option: Option A

             Hypothetical Rate of Return Hypothetical Rate of Return   Hypothetical Rate of Return
------------------------------------------------------------------------------------------------------
               0.00% Gross, -3.02% Net     6.00% Gross, 2.98% Net        12.00% Gross, 8.98% Net
------------------------------------------------------------------------------------------------------
Policy                Net                         Net                           Net
Year          Accum   Cash    Death       Accum   Cash     Death       Accum   Cash      Death
Ending  Age   Value   Value   Benefit    Value    Value    Benefit    Value    Value     Benefit
 --------------------------------------------------------------------------------------------------
   1     35    $519      0     $100,000    $568      0     $100,000     $618        0       $100,000

   2     36   $1,014     0     $100,000   $1,146     0     $100,000    $1,284       0       $100,000

   3     37   $1,484     0     $100,000   $1,729     0     $100,000    $1,998       0       $100,000

   4     38   $1,928     0     $100,000   $2,319    $249   $100,000    $2,765      $695     $100,000

   5     39   $2,345   $275    $100,000   $2,913    $843   $100,000    $3,589     $1,519    $100,000

   6     40   $2,894   $824    $100,000   $3,674   $1,604  $100,000    $4,641     $2,571    $100,000

   7     41   $3,444  $1,374   $100,000   $4,477   $2,407  $100,000    $5,808     $3,738    $100,000

   8     42   $3,993  $1,923   $100,000   $5,320   $3,250  $100,000    $7,097     $5,027    $100,000

   9     43   $4,533  $2,463   $100,000   $6,196   $4,126  $100,000    $8,511     $6,441    $100,000

   10    44   $5,055  $2,985   $100,000   $7,098   $5,028  $100,000   $10,052     $7,982    $100,000

   15    49   $7,278  $7,278   $100,000  $11,869  $11,869  $100,000   $19,966    $19,966    $100,000

   20    54   $8,677  $8,677   $100,000  $16,891  $16,891  $100,000   $34,826    $34,826    $100,000

   25    59   $8,985  $8,985   $100,000  $21,881  $21,881  $100,000   $55,900    $55,900    $165,020

   30    64   $7,703  $7,703   $100,000  $26,346  $26,346  $100,000   $84,776    $84,776    $218,743

   35    69   $4,040  $4,040   $100,000  $26,871  $26,871  $124,518   $102,635   $102,635   $473,356

   40    74     *        *        *      $26,564  $26,564  $100,000   $155,275   $155,275   $215,832

   45    79     *        *        *      $20,023  $20,023  $100,000   $230,254   $230,254   $294,725

   50    84     *        *        *         *        *         *      $336,343   $336,343   $403,612

   55    89     *        *        *         *        *         *      $486,045   $486,045   $554,092

   60    94     *        *        *         *        *         *      $699,297   $699,297   $762,234

   65    99     *        *        *         *        *         *     $1,037,410 $1,037,410 $1,058,158

* Indicates policy lapse. We would require additional premiums to continue coverage

We emphasize that the hypothetical investment rates of return shown in this illustration are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown and will depend upon a number of factors including your investment allocations and the different rates of return for the variable investment options. The death benefit and Net Cash Value for a policy would be different from those shown if the actual investment rates of return averaged 0%, 6% and 12% over a period of years, but also fluctuated above or below those averages for individual Policy Years. Neither Allianz Life nor the variable investment options make any representation that you can achieve these hypothetical rates of return for any one year or sustain these rates over a period of time.


                 Allianz Life Insurance Company of North America
         Variable Universal Life With Selection of the LifeFund Benefits
 Current Policy Charges and Investment Option Expenses After Reimbursements or Waivers

Insured: Valued Client                                        Stipulated Annual Premium: $1,200
Male, Age: 35, Nonsmoker Standard                             Annual Target Premium: $1,200
Initial Death Benefit: $100,000                               Payment Frequency: Annual
Initial Death Benefit Option: Option B

             Hypothetical Rate of Return Hypothetical Rate of Return Hypothetical Rate of Return
--------------------------------------------------------------------------------------------------
               0.00% Gross, -3.02% Net     6.00% Gross, 2.98% Net      12.00% Gross, 8.98% Net
--------------------------------------------------------------------------------------------------
Policy                Net                         Net                           Net
Year          Accum   Cash    Death       Accum   Cash     Death       Accum   Cash      Death
Ending  Age   Value   Value   Benefit    Value    Value    Benefit    Value    Value     Benefit
 --------------------------------------------------------------------------------------------------

   1     35    $517      0     $100,517    $567      0     $100,567    $617       0      100,617

   2     36   $1,010     0     $101,010   $1,142     0     $101,142   $1,279      0     $101,279

   3     37   $1,477     0     $101,477   $1,721     0     $101,721   $1,989      0     $101,989

   4     38   $1,916     0     $101,916   $2,305    $235   $102,305   $2,749     $679   $102,749

   5     39   $2,328   $258    $102,328   $2,892    $822   $102,892   $3,562    $1,492  $103,562

   6     40   $2,871   $801    $102,871   $3,643   $1,573  $103,643   $4,601    $2,531  $104,601

   7     41   $3,414  $1,344   $103,414   $4,436   $2,366  $104,436   $5,752    $3,682  $105,752

   8     42   $3,956  $1,886   $103,956   $5,267   $3,197  $105,267   $7,022    $4,952  $107,022

   9     43   $4,488  $2,418   $104,488   $6,131   $4,061  $106,131   $8,414    $6,344  $108,414

   10    44   $5,002  $2,932   $105,002   $7,017   $4,947  $107,017   $9,929    $7,859  $109,929

   15    49   $7,164  $7,164   $107,164  $11,657  $11,657  $111,657   $19,572  $19,572  $119,572

   20    54   $8,439  $8,439   $108,439  $16,370  $16,370  $116,370   $33,641  $33,641  $133,641

   25    59   $8,533  $8,533   $108,533  $20,676  $20,676  $120,676   $53,929  $53,929  $159,200

   30    64   $6,929  $6,929   $106,929  $23,726  $23,726  $123,726   $81,975  $81,975  $211,517

   35    69   $2,917  $2,917   $102,917  $24,221  $24,221  $124,221   $99,400  $99,400  $458,438

   40    74     0        0        0      $19,923  $19,923  $119,923  $143,735  $143,735 $243,735

   45    79     0        0        0       $7,282   $7,282  $107,282  $203,131  $203,131 $303,131

   50    84     0        0        0         0        0         0     $280,858  $280,858 $380,858

   55    89     0        0        0         0        0         0     $380,017  $380,017 $480,017

   60    94     0        0        0         0        0         0     $504,459  $504,459 $604,459

   65    99     0        0        0         0        0         0     $661,639  $661,639 $761,639

* Indicates policy lapse. We would require additional premiums to continue coverage

We emphasize that the hypothetical investment rates of return shown in this illustration are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown and will depend upon a number of factors including your investment allocations and the different rates of return for the variable investment options. The death benefit and Net Cash Value for a policy would be different from those shown if the actual investment rates of return averaged 0%, 6% and 12% over a period of years, but also fluctuated above or below those averages for individual Policy Years. Neither Allianz Life nor the variable investment options make any representation that you can achieve these hypothetical rates of return for any one year or sustain these rates over a period of time.

FINANCIAL STATEMENTS

[We will add this information upon amendment.]




PART C:  OTHER INFORMATION

Item 27.      Exhibits

(a) Resolution of the Board of Directors of the North American Life and Casualty Company authorizing the creation of separate accounts dated May 31, 1985, filed electronically as Exhibit No. A.1 to Allianz Life Variable Account A's Post-Effective Amendment No. 14 on Form S-6 (File Nos. 33-15464/811-04965) filed on Nov. 1, 1995, is incorporated by reference.

(b)           Not applicable.

(c)(1) Copy of the Principal Underwriter's Agreement by and between North American Life and Casualty Company on behalf of NALAC Variable Account A and NALAC Financial Plans, Inc. dated Nov. 19, 1987, filed electronically as Exhibit No. A.3.a to Allianz Life Variable Account A's Post-Effective Amendment No. 17 on Form S-6 (File Nos. 33-15464/811-04965) filed on April 29, 1997, is incorporated by reference.

(c)(2) General Agency Agreement for USAllianz Investor Services, LLC, filed electronically on April 27, 2000, as Registrant's Post-Effective Amendment No. 8 to Form N-4 (File Nos. 333-06709 and 811-05618), is incorporated by reference.

(d)(1) Flexible Premium Variable Life Insurance Policy, filed electronically on July 23, 2001, as Exhibit No. A.5.a to Allianz Life Variable Account A's Pre-Effective Amendment No. 1 on Form S-6 (File Nos. 333-60206/811-04965), is incorporated by reference.

(d)(2) No-Lapse Guarantee Rider, filed electronically on July 23, 2001, as Exhibit No. A.5.a.(1) to Allianz Life Variable Account A's Pre-Effective Amendment No. 1 on Form S-6 (File Nos. 333-60206/811-04965), is incorporated by reference.

(d)(3) Accelerated Benefit Rider, filed electronically on July 23, 2001, as Exhibit No. A.5.a.(2) to Allianz Life Variable Account A's Pre-Effective Amendment No. 1 on Form S-6 (File Nos. 333-60206/811-04965), is incorporated by reference.

(d)(4) Preferred Settlement Value Option Endorsement, filed electronically on July 23, 2001, as Exhibit No. A.5.a.(3) to Allianz Life Variable Account A's Pre-Effective Amendment No. 1 on Form S-6 (File Nos. 333-60206/811-04965), is incorporated by reference.

(d)(5) Unemployment Benefit Endorsement, filed electronically on July 23, 2001, as Exhibit No. A.5.a.(4) to Allianz Life Variable Account A's Pre-Effective Amendment No. 1 on Form S-6 (File Nos. 333-60206/811-04965), is incorporated by reference.

(d)(6) Non-Modified Endowment Contract Endorsement, filed electronically on July 23, 2001, as Exhibit No. A.5.a.(5) to Allianz Life Variable Account A's Pre-Effective Amendment No. 1 on Form S-6 (File Nos. 333-60206/811-04965), is incorporated by reference.

(e) Application for Variable Universal Life (VUL) Insurance, filed electronically on July 23, 2001, as Exhibit A.10 to Allianz Life Variable Account A's Pre-Effective Amendment No. 1 on Form S-6 (File Nos. 333-60206/811-04965), is incorporated by reference.

(f)(1) Amended Articles Of Incorporation Of Allianz Life Insurance Company Of North America dated March 31, 1993 filed electronically as Exhibit A.6.a to Allianz Life Variable Account A's Post-Effective Amendment No. 14 on Form S-6 (File Nos. 33-15464/811-04965) filed on Nov. 1, 1995, is incorporated by reference.

(f)(2) Bylaws Of Allianz Life Insurance Company Of North America dated March 31, 1993 filed electronically as Exhibit A.6.b to Allianz Life Variable Account A's Post-Effective Amendment No. 14 on Form S-6 (File Nos. 33-15464/811-04965) filed on Nov. 1, 1995, is incorporated by reference.

(g)           Not applicable.

(h)(1) Copy of the Fund Participation Agreement by and among AIM Variable Insurance Funds, Inc., Allianz Life Insurance Company of North America and NALAC Financial Plans LLC dated July 27, 1999, filed electronically on Nov. 12, 1999, as Exhibit No. A.9.b.(1) to Allianz Life Variable Account A's Post-Effective Amendment No. 23 on Form S-6 (File Nos. 33-15464/811-04965), is incorporated by reference.

(h)(2) Copy of the Fund Participation Agreement by and among USAllianz Variable Insurance Products Trust, Allianz Life Insurance Company of North America and BISYS Fund Services Limited Partnership dated Oct. 6, 1999, filed electronically on Nov. 12, 1999, as Exhibit No. A.9.b.(2) to Allianz Life Variable Account A's Post-Effective Amendment No. 23 on Form S-6 (File Nos. 33-15464/811-04965), is incorporated by reference.

(h)(3) Copy of the Fund Participation Agreement among Davis Variable Account Fund, Inc., Davis Distributors, LLC and Allianz Life Insurance Company of North America dated Nov. 1, 1999, filed electronically on Dec. 30, 1999, as Exhibit No. A.8.e to Allianz Life Variable Account B's Pre-Effective Amendment on Form N-4, (File Nos. 333-82329/811-05618), is incorporated by reference.

(h)(4) Copy of the Fund Participation Agreement between Allianz Life Insurance Company of North America and J.P. Morgan Series Trust II dated Nov. 1, 1999, filed electronically on Dec. 30, 1999, as Exhibit No. A.8.g to Allianz Life Variable Account B's Pre-Effective Amendment on Form N-4, (File Nos.
              333-82329/811-05618), is incorporated by reference.

(h)(5) Copy of the Fund Participation Agreement among Oppenheimer Variable Account Funds, OppenheimerFunds Inc. and Allianz Life Insurance Company of North America dated Dec. 1, 1999, filed electronically on Dec. 30, 1999, as Exhibit No. A.8.h to Allianz Life Variable Account B's Pre-Effective Amendment on Form N-4, (File Nos. 333-82329/811-05618), is incorporated by reference.

(h)(6) Copy of the Fund Participation Agreement among Allianz Life Insurance Company of North America, PIMCO Variable Insurance Trust, and PIMCO Fund Distributors, LLC dated Dec. 1, 1999, filed electronically on Dec. 30, 1999, as Exhibit No. A.8.i to Allianz Life Variable Account B's Pre-Effective Amendment on Form N-4, (File Nos. 333-82329/811-05618), is incorporated by reference.

(h)(7) Copy of the Fund Participation Agreement among Seligman Portfolios, Inc. and Allianz Life Insurance Company of North America dated Dec. 1, 1999, filed electronically on Dec. 30, 1999, as Exhibit No. A.8.j to Allianz Life Variable Account B's Pre-Effective Amendment on Form N-4, (File Nos.
              333-82329/811-05618), is incorporated by reference.

(h)(8) Copy of the Fund Participation Agreement among The Prudential Series Fund, Inc., The Prudential Insurance Company of America, The Prudential Series Investment Management Services LLC and Allianz Life Insurance Company of North America dated Dec. 15, 2000, filed electronically on April 26, 2001, as Exhibit No. A.9.b.(5) to Allianz Life Variable Account A's Post-Effective Amendment No. 26 on Form S-6 (File Nos. 333-15464/811-04965), is
              incorporated by reference.

(h)(9) Copy of the Fund Participation Agreement between Franklin Templeton Variable Insurance Products Trust, Templeton Variable Products Series Fund, Franklin Templeton Distributors, Inc., and Allianz Life Insurance Company of North America dated Dec. 31, 1999, filed electronically on April 26, 2001, as Exhibit No. A.9.b.(6) to Allianz Life Variable Account A's Post-Effective Amendment No. 26 on Form S-6 (File Nos. 333-15464/811-04965), is
              incorporated by reference.

(h)(10) Copy of the Fund Participation Agreement among Van Kampen Life Investment Trust, Van Kampen Funds Inc, Van Kampen Asset Management and Allianz Life of North America dated May 1, 2001, is filed here electronically.

(h)(11) Copy of the Portfolio Management Agreement between Van Kampen Funds, Inc., and USAllianz Investor Services, LLC dated May 1, 2001, is filed here electronically.

(h)(12) Copy of the Portfolio Management Agreement between USAllianz Advisers, LLC, USAllianz Variable Insurance Products Trust, and Van Kampen Asset Management, Inc. dated April 27, 2001, is filed here electronically.

(h)(13) Copy of the Portfolio Management Agreement between USAllianz Advisers, LLC,USAllianz Variable Insurance Products Trust, and Van Kampen Investment Advisory Corporation dated April 27, 2001, is filed here electronically.

(h)(14) Copy of the Portfolio Management Agreement between USAllianz Advisers, LLC,USAllianz Variable Insurance Products Trust and Van Kampen Asset Management, Inc. dated Oct. 8, 2001, is filed here electronically.

(h)(15) Copy of the Portfolio Management Agreement between USAllianz Advisers, LLC, USAllianz Variable Insurance Products Trust, and Alliance Capital Management L.P. dated Nov. 5, 2001, is filed here electronically.

(h)(16) Copy of the Portfolio Management Agreement between USAllianz Advisers, LLC, USAllianz Variable Insurance Products Trust, and PIMCO Advisers L.P. dated Nov. 5, 2001, is filed here electronically.

(h)(17) Copy of the Portfolio Management Agreement between USAllianz Advisers, LLC,USAllianz Variable Insurance Products Trust and Templeton Investment Counsel, LLC dated Nov. 5, 2001, is filed here electronically.

(h)(18) Copy of the Fund Participation Agreement between Allianz Life Insurance Company of North America, Dreyfus Investment Portfolios and The Dreyfus Life and Annuity Index Fund dated May 1, 2002, is filed here electronically.

(i)           Not applicable.

(j)           Not applicable.

(k) Opinion and consent of counsel regarding the legality of the securities registered and sold (to be filed by amendment).

(l) Actuarial opinion as to the illustrations included in Part B of this Registration Statements (to be filed by amendment).

(m) Sample calculations for each item illustrated in Part B of this Registration Statements (to be filed by amendment).

(n) Consent of Independent Auditor's as to the financial statements included in Part B of this Registration Statements (to be filed by amendment).

(o)           Not applicable.

(p)           Not applicable.

(q)           Not applicable.

(r)(1) Limited Power of Attorney for Robert W. MacDonald, dated July 17, 2001, filed electronically on April 22, 2002, as Exhibit No. A.13. to Allianz Life Variable Account A's Post-Effective Amendment No. 2 on Form S-6 (File Nos. 333-60206/811-04965), is incorporated by reference.

(r)(2) Limited Power of Attorney for Charles Kavitsky, dated June 5, 2002, filed electronically on September 9, 2002, as Exhibit No.
              B.15 to Allianz Life Variable Account B's Pre-Effective Amendment No. 1 on Form N-4 (File Nos. 333-90260/811-05618), is incorporated by reference.

(r)(3) Limited Power of Attorney for Mark A. Zesbaugh, dated July 17, 2001, filed electronically on April 22, 2002, as Exhibit No. A.13. to Allianz Life Variable Account A's Post-Effective Amendment No. 2 on Form S-6 (File Nos. 333-60206/811-04965), is incorporated by reference.

(r)(4) Limited Power of Attorney for Michael P.Sullivan, dated July 17, 2001, filed electronically on April 22, 2002, as Exhibit No. A.13. to Allianz Life Variable Account A's Post-Effective Amendment No. 2 on Form S-6 (File Nos. 333-60206/811-04965), is incorporated by reference.

(r)(5) Limited Power of Attorney for Dr. Gerhard G. Rupprecht, dated July 6 2001, filed electronically on April 22, 2002, as Exhibit No.
              A.13. to Allianz Life Variable Account A's Post-Effective Amendment No. 2 on Form S-6 (File Nos. 333-60206/811-04965), is incorporated by reference.

(r)(6) Limited Power of Attorney for Dennis J. Dease, dated July 17, 2001, filed electronically on April 22, 2002, as Exhibit No. A.13. to Allianz Life Variable Account A's Post-Effective Amendment No. 2 on Form S-6 (File Nos. 333-60206/811-04965), is incorporated by reference.

(r)(7) Limited Power of Attorney for James R. Campbell, dated July 17, 2001, filed electronically on April 22, 2002, as Exhibit No. A.13. to Allianz Life Variable Account A's Post-Effective Amendment No. 2 on Form S-6 (File Nos. 333-60206/811-04965), is incorporated by reference.

(r)(8) Limited Power of Attorney for Robert M. Kimmitt, dated July 11, 2001, filed electronically on April 22, 2002, as Exhibit No. A.13. to Allianz Life Variable Account A's Post-Effective Amendment No. 2 on Form S-6 (File Nos. 333-60206/811-04965), is incorporated by reference.

(r)(9) Limited Power of Attorney for Michael Diekmann, dated February 13, 2002, filed electronically on April 22, 2002, as Exhibit No. A.13. to Allianz Life Variable Account A's Post-Effective Amendment No. 2 on Form S-6 (File Nos. 333-60206/811-04965), is incorporated by reference.

(r)(10) Limited Power of Attorney for Paul M. Saffert, dated January 17, 2002, filed electronically on April 22, 2002, as Exhibit No. A.13. to Allianz Life Variable Account A's Post-Effective Amendment No. 2 on Form S-6 (File Nos. 333-60206/811-04965), is incorporated by reference.

(r)(11) Limited Power of Attorney for Gabby Matzdorff, dated February 22, 2002, filed electronically on April 22, 2002, as Exhibit No. A.13. to Allianz Life Variable Account A's Post-Effective Amendment No. 2 on Form S-6 (File Nos. 333-60206/811-04965), is incorporated by reference.

Item 28. Officers and directors of Allianz Life Insurance Company of North America.

              All officers and directors have the following principal business address:
                             5701 Golden Hills Drive
                           Minneapolis, MN 55416-1297

              ---------------------------------------- ------------------------------------------------------------
              Name                                     Position and offices
              ---------------------------------------- ------------------------------------------------------------
              ---------------------------------------- ------------------------------------------------------------
              James Campbell                           Director
              ---------------------------------------- ------------------------------------------------------------
              ---------------------------------------- ------------------------------------------------------------
              Reverend Dennis Dease                    Director
              ---------------------------------------- ------------------------------------------------------------
              ---------------------------------------- ------------------------------------------------------------
              Michael Diekmann                         Director
              ---------------------------------------- ------------------------------------------------------------
              ---------------------------------------- ------------------------------------------------------------
              Robert Kimmitt                           Director
              ---------------------------------------- ------------------------------------------------------------
              ---------------------------------------- ------------------------------------------------------------
              Robert MacDonald                         Director and Chairman of the Board
              ---------------------------------------- ------------------------------------------------------------
              ---------------------------------------- ------------------------------------------------------------
              Paul M. Saffert                          Director
              ---------------------------------------- ------------------------------------------------------------
              ---------------------------------------- ------------------------------------------------------------
              Michael Sullivan                         Director
              ---------------------------------------- ------------------------------------------------------------
              ---------------------------------------- ------------------------------------------------------------
              Dr. Gerhard Rupprecht                    Director
              ---------------------------------------- ------------------------------------------------------------
              ---------------------------------------- ------------------------------------------------------------
              Mark A. Zesbaugh                         Director and Chief Executive Officer
              ---------------------------------------- ------------------------------------------------------------
              ---------------------------------------- ------------------------------------------------------------
              Charles M. Kavitsky                      President and Chief Marketing Officer
              ---------------------------------------- ------------------------------------------------------------
              ---------------------------------------- ------------------------------------------------------------
              Gabrielle M. Matzdorff                   Senior Vice President and Chief Financial Officer
              ---------------------------------------- ------------------------------------------------------------
              ---------------------------------------- ------------------------------------------------------------
              Neil H. McKay                            Senior Vice President and Chief Actuary
              ---------------------------------------- ------------------------------------------------------------
              ---------------------------------------- ------------------------------------------------------------
              Suzanne J. Pepin                         Senior Vice President, Secretary and Chief Legal Officer
              ---------------------------------------- ------------------------------------------------------------
              ---------------------------------------- ------------------------------------------------------------
              Christopher H. Pinkerton                 Senior Vice President (Variable)
              ---------------------------------------- ------------------------------------------------------------
              ---------------------------------------- ------------------------------------------------------------
              Michael M. Ahles                         Vice President (Variable)
              ---------------------------------------- ------------------------------------------------------------
              ---------------------------------------- ------------------------------------------------------------
              Tracy H. Gardner                         Vice President (Variable)
              ---------------------------------------- ------------------------------------------------------------
              ---------------------------------------- ------------------------------------------------------------
              Nikole N. Krakow                         Vice President and Controller (Corporate)
              ---------------------------------------- ------------------------------------------------------------
              ---------------------------------------- ------------------------------------------------------------
              Peggy A. Moon                            Vice President (Compliance)
              ---------------------------------------- ------------------------------------------------------------
              ---------------------------------------- ------------------------------------------------------------
              Carol B. Shaw                            Vice President (Variable)
              ---------------------------------------- ------------------------------------------------------------
              ---------------------------------------- ------------------------------------------------------------
              Corey J. Walther                         Vice President (Variable)
              ---------------------------------------- ------------------------------------------------------------

Item 29. Persons controlled by or under common control with the Depositor or Registrant.

              The numbers in the list below indicate levels of ownership. Each company is either wholly-owned or majority-owned by the company that numerically proceeds it on the list. For example, a level 2) company either wholly-owns or majority-owns all the level 3) companies listed below it. Therefore, Allianz of America, Inc. either wholly-owns or majority-owns Allianz Dresdner Asset Management of America, LLC; Allianz of America Corporation;, Allianz Life Insurance Company of North America, etc. The state or other sovereign power under which each company is organized is listed in parenthesis at the end of the company name unless the state or sovereign power is not part of the name. If a company is organized in the United States, only the abbreviated state code is included in the parenthesis.

1)   Allianz Aktiengesellschaft (Germany)
     2)   Allianz of America, Inc.(DE)
          3)   Allianz Dresdner Asset Management of America, LLC (DE
               4)   ADAM U.S. Holding, LLC (DE)
               4)   ADAM U.S. Partners, GP (CA)
               4)   Allianz - PacLife Partners, LLC (DE)
               4)   Allianz Dresdner Asset Management of America, L.P. (DE)
                    5)   Allianz Dresdner Asset Management U.S. Equities, LLC
                         6)   Allianz Hedge Fund Partners Holding, L.P. (DE)
                              7)   Allianz Hedge Fund Partners, Inc.(DE)
                              7)   Allianz Hedge Fund Partners,L.P.(DE)
                         6)   Cadence Capital Management, Inc.(DE)
                         6)   Cadence Capital Management, LLC (DE)
                         6)   NFJ Management Inc.(DE)
                         6)   NFJ Investment Group L.P. (DE)
                         6)   Nicholas-Applegate Holdings, LLC (DE)
                              7)   Nicholas-Applegate Capital Management,LLC(DE)
                              7)   Nicholas-Applegate Securities, LLC(DE)
                         6)   PIMCO Equity Advisors, LLC (DE)
                              7)   PIMCO Equity Partners, LLC (DE)
                         6)   Oppenheimer Capital, LLC (DE)
                              7)   OCC Distributors, LLC (DE)
                              7)   OpCap Advisors, LLC (DE)
                    5)   Oppenheimer Group, Inc.(DE)
                    5)   PIMCO Global Advisors, LLC (DE)
                    5)   PIMCO Advisory Services Holdings, LLC (DE)
                         6)   PIMCO Allianz Advisors, LLC (DE)
                         6)   PIMCO Funds Distributors, LLC (DE)
                              7)   PIMCO Funds Advertising Agency, Inc.(DE)
                         6)   Allianz Private Client Services, LLC (DE)
                         6)   PIMCO CD Distributors, LLC (DE)
                         6)   PIMCO Funds Advisors, LLC (DE)
                    5)   Pacific Investment Management Company, LLC (DE)
                         6)    Stocks PLUS Management, Inc.(DE)
                               7)    Stocks PLUS, LP (DE)
                                     8) Stocks PLUS Sub-Fund B, LLC (CA)
                    5)   PIMCO Specialty Markets, LLC (DE)
          3)   Allianz of America Corporation (NY)
          3)   Allianz Life Insurance Company of North America (MN)
               4)   Preferred Life Insurance Company of New York (NY) *
               4)   Lapis, Inc. (MN) +
               4)   Allianz Education Funds International, LLC (MN)+
               4)   USAllianz  Investor  Services,  LLC  (MN) *
               4)   LTC America Holding, Inc. (MN) +
                    5)   Senior American Assurance, LC (FL) +
               4)   US Allianz Securities, Inc. (MN) *
                    5) USAllianz Insurance & Securities Agency, Inc., an Alabama corporation +
                    5)   USAllianz  Insurance  &  Securities  Agency,   Inc.,  a
                         Colorado corporation +
                    5) USAllianz Insurance & Securities Agency, Inc., a Hawaii corporation +
                    5)   USAllianz  Insurance  &  Securities  Agency,   Inc.,  a
                         Kentucky corporation +
                    5) USAllianz Insurance & Securities Agency, Inc., a Nevada corporation +
                    5) USAllianz Insurance & Securities Agency, Inc., a New Mexico corporation +
                    5) USAllianz Insurance & Securities Agency, Inc., a North Carolina corporation +
                    5) USAllianz Insurance & Securities Agency, Inc., an Ohio corporation +
                    5) USAllianz Insurance & Securities Agency, Inc., a Texas corporation +
                    5)   USAllianz  Insurance  &  Securities  Agency,   Inc.,  a
                         Vermont corporation +
                    5)   USAllianz  Insurance  &  Securities  Agency,   Inc.,  a
                         Massachusetts corporation +
               4)   USAllianz Advisers, LLC (MN) +
               4)   Allianz Marketing, Inc. (MN) +
                    5)   Tax Planning Seminars, Inc.(NJ) +
                    5)   Ann Arbor Annuity Exchange, Inc.(MI) +
                    5)   Signature Financial Services, Inc. (PA) +
                    5)   Sunderland Insurance Services, Inc. (ND) +
                    5)   Challenging   Financial  Careers  Insurance   Marketing
                         Corporation (CA) +
                    5)   Personalized Brokerage Services, Inc.(KS) +
                    5)   Roster Financial, LLC (NJ) +
                    5)   Life Sales, LLC (CA) +
                    5)   Professional Planners, LLC (FL) +
                    5)   Professional Planners Marketing Group, LLC (FL) +
                    5)   Professional Planners Marketing Group II, LLC (FL) +
                    5)   American Financial Marketing, Inc. (MN) +
                    5)   The Annuity Store Financial & Insurance  Services,  LLC
                         (CA) +
                    5)   GamePlan Financial Marketing, LLC (GA) +
               4)   Valley Green Business Park, Ltd. (real estate) (MN) +
          3)   Allianz Asset Management (DE)
          3)   Allianz Real Estate Corporation (DE)
          3)   Allianz Insurance Company (CA)
               4)   Allianz Underwriters Insurance Company (CA)
               4)   Allianz Risk Consultants, Inc.(CA)
               4)   Jefferson Insurance Company (NY)
                    5)   Monticello Insurance Company (DE)
                    5)   Jeffco Management Company, Inc. (NJ)
               4)   Fireman's Fund Insurance Company (CA)
                    5)   Allianz Cash Pool, LLC (DE)
                    5)   Fireman's Fund Foundation (CA)
                    5)   Fireman's Fund Risk Management Services, Inc. (CA)
                    5)   Employers Link of Maryland, LLC
                    5)   Employers Link of Florida, LLC
                    5)   Structured Security Company, Inc. (DE)
                    5)   International Film Guarantors, Inc. (CA)
                         6)   International Film Guarantors, LP (CA)
                    5)   CFV Corporation (DE)
                    5)   Wm. H. McGee & Co., Inc. (NY)
                         6)   Wm. H. McGee & Co. of Puerto Rico, Inc.
                         6)   Wm. H. McGee Services, Inc. (NY)
                    5)   Interstate National Corporation (IL)
                         6)   Interstate Fire & Casualty Company (IL)
                              7)   Interstate Indemnity Company (IL)
                              7)   Chicago Insurance Company (IL)
                                   8)   Interstate National Corp. of Texas
                                        General Agency, Inc.
                         6)   Chicago Auto Insurance Service, Inc.(IL)
                         6)   Interstate  National Corp. of California
                         6)   Association Program Managers, Inc. (IL)
                    5)   The American Insurance Company (NE)
                         6)   Fireman's Fund Insurance Company of Georgia
                         6)   Fireman's Fund Insurance Company of Hawaii, Inc.
                         6)   Fireman's Fund Insurance Company of Louisiana
                         6)   Fireman's Fund Insurance Company of Ohio
                         6)   Fireman's Fund Insurance Company of Wisconsin
                         6)   American Yonkers Realty Development, Inc. (NY)
                              7)   Buena Vista Houses, Inc.(NY)
                    5)   Fireman's Fund Indemnity Corporation (NJ)
                    5)   Fireman's Fund Insurance Company of Missouri
                    5)   Fireman's Fund Insurance Company of Nebraska
                    5)   Fireman's Fund Insurance Company of Texas
                    5)   San Francisco Reinsurance Company (CA)
                    5)   Vintage Insurance Company (CA)
                    5)   American Automobile Insurance Company (MO)
                         6)   Associated Indemnity Corporation (CA)
                    5)   Midway Insurance Company of Illinois
                    5)   National Surety Corporation (IL)
                    5)   Parkway Insurance Company (NJ)
                         6)   Somerset Valley Insurance Services, LLC (NJ)
                    5)   Standard General Agency, Inc.(TX)
                         6)   Fireman's Fund County Mutual Insurance Company(TX)
                         6)   American Standard Lloyds Insurance Company (TX)
                    5)   Crop Growers Corporation (DE)
                         6)   Crop Growers Insurance Services, Inc.(WA)
                         6)   Fireman's Fund Agribusiness, Inc. (MT)
     2)   Decima GMBH (Germany)
          3)   AGF Group (France)
               4)   Euler S.A.(France)
                    5)   Euler (USA), Inc.
                    5)   Euler ACI Holding, Inc.(DE)
                         6)   Euler AIC Services, LLP (MD)
                         6)   Euler American Credit Indemnity Company (NY)
                         6)   Euler ACI Collection Services, Inc.(MD)
               4)   Mondial Assistance Group
                    5)   Elvia Reiseversicherungs-gesellschaft, AG (Germany)
                         6)   World Access Inc.
                              7)   World Access Service Corporation
                              7)   World Access Health Care Services, Inc.
                              7)   Travel Care Inc.
     2)   Dresdner Bank, AG (Germany)
     2)   Dresdner Bank Lateinamerika, AG (Germany)
          3)   Dresdner Pension Fund Holdings, LLC
          3)   Dresdner Lateinamerika Financial Advisors, LLC (DE)
          3)   Dresdner Bank Lateinamerika AG Miami Agency (FL)
          3)   Zenon Beteiligungsgesellschaft, MBH
               4)   Dresdner Investments (UK) Limited (United Kingdom)
                    5)   Dresdner Kleinwort Wasserstein Group Limited
                         6)   Dresdner Kleinwort Wasserstein Limited
                         7)   Dresdner Kleinwort Capital Investment Company
                              Limited
                              8) Dresdner Kleinwort Benson Private Equity Partners, LP
                         7)   Dresdner Kleinwort Capital Investment Trust, Ltd.
                              8)   Suffolk Investments Inc.
                         7)   Inveresk Stockholders Ltd.
                              8)   Dresdner Kleinwort Holdings Inc.
                                   9)   Dresdner Kleinwort Capital III LLC
                                   9)   Kleinwort Benson Investment  Management
                                        Americas, Inc.(DE)
                                        10)   Kleinwort Benson (US) Asset
                                              Managers, LLC
                                   9)   Kleinwort Benson (USA) Inc.
                                        10)   Dresdner Kleinwort Capital
                                              Partners I, LLC
                                              11)  Dresdner Kleinwort Capital
                                                   I, LP
                                        10)   Dresdner Kleinwort Capital 2001,
                                              LLC
                                              11)  Dresdner Kleinwort Capital
                                                   Partners 2001, LP
                                        10)   Dresdner Kleinwort Capital LLC
                                        10)   75 Wall Street Technology Managers
                                              , LP
                                              11)  75 Wall Street Technology
                                                   Partners, LP
                                   9)   Wessex Holdings Inc.
                                   9)   Kleinwort Benson Cross Financing Inc.
                                   9)   DKB/EIF Group LLC
                                   9)   DrKC Life Sciences Managers, LP
                                        10)  DrKC Life Sciences Partners, LP
                                   9)   Dresdner Kleinwort Wasserstein Leasing
                                        Inc.
                                   9)   DrKW Finance Inc.
          3)   Dresdner Kleinwort Benson North America Inc.
          3)   Dresdner U.S. Finance Inc.
          3)   Dresdner Bank AG NY, Chicago, Los Angeles Agency
          3)   Dresdner Kleinwort Wasserstein Securities LLC (DE)
          3)   Dresdner Kleinwort Wasserstein Services LLC
          3)   Dresdner Kleinwort Wasserstein Equipment LLC
          3)   Dresdner RCM Global Investors U.S. Holdings LLC (DE)
               4)   Caywood-Scholl Capital Management,  LLC (DE)
               4)   Dresdner RCM Global Investors, LLC (DE)
                    5)   Dresdner  RCM  Distributors,  LLC
                    5)   Pallas Investment Partners, LP (DE)
          3)   DKNA Phoenix LLC 3) Dresdner Capital LLC I
          3)   Dresdner Capital LLC II
          3)   Dresdner Capital LLC III
          3)   Dresdner Capital LLC IV
          3)   Dresdner Kleinwort Wasserstein Group, Inc.
               4)   Wasserstein Perella Group Holdings, LLC
                    5)   Wasserstein Perella & Co. Holdings, Inc.
                         6)   Dresdner Kleinwort Wasserstein-Grantchester,
                              Inc.(DE)
                         6)   Wasserstein Perella & Co., Inc.
                         6)   DrKW EIV Manager, Inc.
                         6)   Wasserstein Perella & Co. Pacific, Ltd.
                         6)   Dresdner Kleinwort Wasserstein, Inc.(NY)
                    5)   WP Services, Inc.
                    5)   WP Plan Management Partners, Inc.
                    5)   WP Plan Management Partners II, Inc.
               4)   WDDC Inc.
               4)   Receivable Partners Inc.
* File separate financial statements with the SEC.
+ Not required to file financial statements with the SEC because they do not sell securities products.

Item 30.       Indemnification.

               Under its Bylaws, Article XI, Allianz Life Insurance Company of North America ("Allianz Life") indemnifies, to the extent permitted by the laws of the State of Minnesota, each person (and the heirs, executors, and administrators of such person) made or threatened to be made a party to any action, civil or criminal, by reason of being or having been a director, officer or employee of Allianz Life (or by reason of serving any other organization at the request of Allianz Life).

               Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Allianz Life pursuant to such provisions of the bylaws or statutes or otherwise, Allianz Life has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in said Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Allianz Life of expenses incurred or paid by a director, officer or controlling person of Allianz Life in the successful defense of any such action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the Policies issued by the Allianz Life Variable Account A, Allianz Life will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in said Act and will be governed by the final adjudication of such issue.


Item 31.      Principal Underwriters.

(a) USAllianz Investor Services, LLC is the principal underwriter for the policies. It also is the principal underwriter for Allianz Life Variable Account B and Preferred Life Variable Account C.

(b) All directors (Board of Governors) and officers (managers) of USAllianz Investor Services, LLC have the have the following principal business address:

                             5701 Golden Hills Drive
                           Minneapolis, MN 55416-1297

              ---------------------------------------- -----------------------------------------------
              Name                                     Positions and Offices with Underwriter
              ---------------------------------------- -----------------------------------------------
              ---------------------------------------- -----------------------------------------------
              Christopher H.Pinkerton                  Chairman, Chief Executive Officer, President,
                                                       Chief Manager and Director
              ---------------------------------------- -----------------------------------------------
              ---------------------------------------- -----------------------------------------------
              Tracy H. Gardner                         Chief Administrative Officer and Sr. Vice
                                                       President
              ---------------------------------------- -----------------------------------------------
              ---------------------------------------- -----------------------------------------------
              Michael M. Ahles                         Chief Financial Officer and Sr. Vice President
              ---------------------------------------- -----------------------------------------------
              ---------------------------------------- -----------------------------------------------
              Catherine Q. Farley                      Sr. Vice President
              ---------------------------------------- -----------------------------------------------
              ---------------------------------------- -----------------------------------------------
              Cynthia M. Robeck                        Vice President
              ---------------------------------------- -----------------------------------------------
              ---------------------------------------- -----------------------------------------------
              Jennifer J. Wagner                       Vice President
              ---------------------------------------- -----------------------------------------------
              ---------------------------------------- -----------------------------------------------
              Keith L. Johnson                         Sr. Vice President
              ---------------------------------------- -----------------------------------------------
              ---------------------------------------- -----------------------------------------------
              Carol B.Shaw                             Sr. Vice President
              ---------------------------------------- -----------------------------------------------
              ---------------------------------------- -----------------------------------------------
              Corey J. Walther                         Sr. Vice President
              ---------------------------------------- -----------------------------------------------
              ---------------------------------------- -----------------------------------------------
              Dave Schliesman                          Sr. Vice President
              ---------------------------------------- -----------------------------------------------
              ---------------------------------------- -----------------------------------------------
              Jeffrey W. Kletti                        Vice President
              ---------------------------------------- -----------------------------------------------
              ---------------------------------------- -----------------------------------------------
              Myron Rothstein                          Vice President
              ---------------------------------------- -----------------------------------------------
              ---------------------------------------- -----------------------------------------------
              Gary Kasmirski                           Vice President
              ---------------------------------------- -----------------------------------------------
              ---------------------------------------- -----------------------------------------------
              Patrick Allen                            Divisional VP - NE
              ---------------------------------------- -----------------------------------------------
              ---------------------------------------- -----------------------------------------------
              Edward Barrett                           Divisional VP - SE
              ---------------------------------------- -----------------------------------------------
              ---------------------------------------- -----------------------------------------------
              Kevin Rooney                             Divisional VP - MID
              ---------------------------------------- -----------------------------------------------
              ---------------------------------------- -----------------------------------------------
              Gerald Boucher                           Divisional VP - W
              ---------------------------------------- -----------------------------------------------
              ---------------------------------------- -----------------------------------------------
              Wayne Peterson                           Compliance Officer
              ---------------------------------------- -----------------------------------------------
              ---------------------------------------- -----------------------------------------------
              Stewart Gregg                            Secretary
              ---------------------------------------- -----------------------------------------------
              ---------------------------------------- -----------------------------------------------
              Jan Witort                               Assistant Secretary
              ---------------------------------------- -----------------------------------------------

(c) Not applicable.

Item 32.      Location of Accounts and Records.

               Michael Ahles, whose address is 5701 Golden Hills Drive, Minneapolis, Minnesota 55416 and Delaware Valley Financial Services, USAllianz Service Center, 300 Berwyn Park, Berwyn, Pennsylvania 19312, maintain physical possession of the accounts, books or documents of the Allianz Life Variable Account A required to be maintained by Section 31(a) of the Investment Company Act of 1940, as amended, and the rules promulgated thereunder.

Item 33.      Management Services.

              Not applicable.

Item 34.      Fee Representation.

               Allianz Life hereby represents that the fees and charges deducted under the policies described in the Prospectus, in the aggregate, are reasonable in relation to the services rendered, the expenses to be incurred and the risks assumed by the Company.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, duly authorized, in the City of Minneapolis and State of Minnesota on the 3rd day of January, 2003.


                                                 ALLIANZ LIFE VARIABLE ACCOUNT A
                                                --------------------------------
                                                                      Registrant


                            By:  ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA
                                 -----------------------------------------------
                                                                     (Depositor)


                                                        By:  \S\   Stewart Gregg
                                                        ------------------------
                                                                   Stewart Gregg
                                                                  Senior Counsel


Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on the 3rd day of January, 2003.

Signature                                            Title

/S/  Robert W. MacDonald*                            Chairman of the Board
------------------------
Robert W. MacDonald

/S/  Charles Kavitsky**                              President
Charles Kavitsky

/S/  Mark A. Zesbaugh*                               Chief Executive Officer and Director
---------------------
Mark A. Zesbaugh

/S/  Michael P. Sullivan*                            Director
------------------------
Michael P. Sullivan

/S/  Dr. Gerhard G. Rupprecht*                       Director
-----------------------------
Dr. Gerhard G. Rupprecht

/S/  Rev. Dennis J. Dease*                           Director
-------------------------
Rev. Dennis J. Dease

/S/  James R. Campbell*                              Director
----------------------
James R. Campbell

/S/  Robert M. Kimmitt*                              Director
----------------------
Robert M. Kimmitt

/S/  Michael Diekmann*                               Director
Michael Diekmann

/S/  Paul M. Saffert*                                Director
--------------------
Paul M. Saffert

/S/  Gabrielle Matzdorff*                            Senior Vice President and Chief Financial Officer
------------------------
Gabrielle Matzdorff

*Signed pursuant to Limited Powers of Attorney filed electronically as Exhibit No. A.13. to Allianz Life Variable Account A's
Post-Effective Amendment No. 2 on Form S-6 (File Nos. 333-60206/811-04965) and incorporated here by reference.

**Signed pursuant to Limited Powers of Attorney filed electronically as Exhibit No. B.15. to Allianz Life Variable Account B's
Pre-Effective Amendment No. 1 on Form N-4 (File Nos. 333-90260/811-05618) and incorporated here by reference.


                                                        By:  \S\   Stewart Gregg
                                                        ------------------------
                                                                   Stewart Gregg
                                                                  Senior Counsel

                                    EXHIBITS

                                  TO FORM N-6

                        ALLIANZ LIFE VARIABLE ACCOUNT A

                ALLIANZ LIFE INSURANCE COMPANY OF NORTH AMERICA

                               INDEX TO EXHIBITS
                               -----------------

EX-99.h10   Copy of Fund Participation Agreement-Van Kampen
EX-99.h11   Copy of Portfolio Management Agreement-Van Kampen
EX-99.h12   Copy of Portfolio Management Agreement-Van Kampen
EX-99.h13   Copy of Portfolio Management Agreement-Van Kampen
EX-99.h14   Copy of Portfolio Management Agreement-Van Kampen
EX-99.h15   Copy of Portfolio Management Agreement-Alliance Capital
EX-99.h16   Copy of Portfolio Management Agreement-Pimco
EX-99.h17   Copy of Portfolio Management Agreement-Templeton
EX-99.h18   Copy of Portfolio Management Agreement-Dreyfus
EX-99.k     Opinion and Consent of Counsel (to be filed by amendment)
EX-99.l     Actuarial Opinion (to be filed by amendment)
EX-99.m     Sample Calculations (to be filed by amendment)
EX-99.n     Consent of Independent Auditor (to be filed by amendment)